Exhibit 99.1

Annual Report 2017

25

years of delivering value.

KINROSS 25 YEARS

Annual Report 2017 25 years of delivering value.

Kinross is a global gold mining company with strong and consistent operating results driven by a high performance culture. With a diverse portfolio of mines and development projects, our focus is delivering value based on the core principles of operational excellence, balance sheet strength and responsible mining. TSX: K Toronto Stock Exchange NYSE: KGC New York Stock Exchange Celebrating Kinross Gold’s 25th Anniversary 25 years of Delivering Value 2018 marks our 25th year. Visit our 25th anniversary microsite at 25anniversary.kinross.com Letter to Shareholders 01 2017 Achievements 04 Our History (foldout) Corporate Governance Highlights 06 Directors + Senior Leadership 06 Financial Summary 07 Financial Review 07 Cautionary Statement on Forward-Looking Information 74 All figures are in U.S. dollars unless otherwise noted. Endnotes can be found on page 76 of this report.

J. Paul Rollinson President and Chief Executive Officer $445.4 Million Net Earnings $1.2 Billion Adjusted Operating Cash Flow1 $2.6 Billion In Liquidity $669 Per Ounce Production Cost of Sales1 Letter to Shareholders On June 3, 1993, Kinross Gold Corporation appeared as a new listing on the Toronto Stock Exchange. In its first year of operation, the new company would account for gold equivalent production of just over 80,000 ounces. Kinross has come a long way since those humble beginnings. As we celebrate our 25th anniversary in 2018, it’s worth reflecting on the strengths that have made Kinross one of the world’s leading gold producers, and that continue to drive the exciting future we are building. The Company’s impressive performance in 2017 underscored those strengths in multiple areas. Our production of 2.67 million gold equivalent ounces2 ranked among the world’s top producers. We met our guidance for production, costs and capital expenditures for the sixth consecutive year. We finished 2017 at the high end of our production guidance and the low end on both cost of sales and all-in sustaining cost, demonstrating how the strategic priority of operational excellence has become embedded into day-to-day practice at our sites. Our teams at Bald Mountain, Round Mountain and Tasiast all deserve special mention for an outstanding year. Kinross’ financial strength – another strategic priority – was further reinforced in 2017. Our operations generated adjusted cash flow of over $1.2 billion, while our adjusted net earnings almost doubled year-over-year. Our strong liquidity of $2.6 billion gives us a solid financial foundation for advancing our impressive portfolio of low-risk, high-quality organic development projects. These projects have benefited significantly from another key Kinross strength: the skill of our technical teams in de-risking projects, optimizing mine plans, and finding innovative solutions to improve overall economics and returns by reducing capital and operating costs. In 2017, we made excellent progress at these projects and met all our key milestones, on schedule and on budget. At Tasiast, construction of the Phase One expansion advanced on schedule, and we are on track for full commercial production by the end of June 2018. We also announced that we are moving ahead with Phase Two of the expansion, which promises to deliver the full potential of the world-class Tasiast deposit. In Nevada, we are moving forward with the Round Mountain Phase W project, while the Vantage Complex at Bald Mountain is proceeding on schedule. In Russia, we look forward to initial high-grade ore from the Moroshka deposit in the second half of 2018. We also announced additional development opportunities. Most notably, at Fort Knox in Alaska, the Gilmore project gives us mineral rights to a significant land parcel immediately adjacent to the mine, more than doubling measured and indicated mineral resource estimates and providing an exciting opportunity to extend the life of one of our best mines. In 2018, we look forward to delivering on additional milestones at all of our projects and opportunities as we continue to execute our development plan. We remain prudent and disciplined in our approach to mergers, acquisitions and divestitures to generate value for shareholders. In 2017, we unlocked significant value for our shareholders and enhanced our balance sheet through the sale of Kinross’ 25% interest in Cerro Casale for consideration including $260 million in cash, a $40 million deferred payment, and a 1.25 % royalty. At the same time, we are making other prudent investments to lower costs and secure the future of our existing mines. At Paracatu in Brazil – a large, long-life cornerstone asset – we recently announced the acquisition of two hydroelectric power plants. These plants are expected to lower overall cost of sales by approximately $80 per ounce over the life of mine while securing approximately 70% of the mine’s long-term power requirements. 2017 Highlights • Achieved year-over-year improvements in safety metrics of injury frequency and severity. Regrettably, our strong safety record was overshadowed by an employee fatality at our Kupol mine, underscoring the importance of keeping safety top of mind every shift, every task. • Met production and cost guidance for the sixth consecutive year. Produced 2.67 million gold equivalent ounces (Au eq. oz.), at the high end of our guidance range, at a cost of sales of $669 per Au eq. oz., and an all-in sustaining cost of $954 per Au eq. oz., at the low end of our guidance range. • Generated $1.2 billion in adjusted operating cash flow, a $240 million increase year-over-year. KINROSS ANNUAL REPORT 2017 01

• Ended 2017 with more than $1 billion in cash and total liquidity of approximately $2.6 billion. • Advanced Phase One construction of the Tasiast mill expansion, which remains on schedule for full commercial production by the end of June 2018. • Announced decision to proceed with Phase Two of the Tasiast expansion and commenced engineering and procurement. • Announced decision to proceed with Round Mountain Phase W and commenced stripping, initial construction and site preparation activities ahead of schedule. • Advanced the Vantage Complex project at Bald Mountain on schedule. • Completed the September Northeast project in Russia and commenced development of the Moroshka deposit. • Gained mineral rights to the Gilmore land package, adding 2.1 million ounces in estimated measured and indicated mineral resources and potentially extending mine life at Fort Knox. • Launched a pre-feasibility study at Tasiast Sud. • Added approximately four million ounces to mineral reserve estimates to offset depletion. • Extended mining at Round Mountain by five years, Fort Knox mine life by one year, mill production at Kupol by one year and Paracatu mine life to 2032. • Spent more than $2 billion in countries where we operate through local purchasing, wages and taxes to benefit local communities and provide economic value. Outlook for 2018 3 We forecast another year of solid operating results in 2018. Gold production is forecast to be 2.5 million Au eq. oz., which is in line with our average production over the last several years. Looking forward, we expect production to be at or slightly above 2.5 million Au eq. oz. over the next three years. Production cost of sales in 2018 are forecast to be $730 per Au eq. oz., while all-in sustaining costs are expected to be approximately $975 per Au eq. oz., in line with the mid point of our 2017 guidance. We expect production cost of sales to decline slightly in 2019 and 2020 as lower cost production comes online. Our capital expenditures are forecast to be approximately $1.1 billion, reflecting the investments we are making in our development projects as we leverage our financial strength to build our future. 2018 E Production 2, 3 2.5 million (+/-5%) Russia 20% Americas 60% Dvoinoye Fort Knox Kupol Bald Mountain Round Mountain West Africa 20% Paracatu Tasiast Chirano Financial Strength to Invest in our Future In 2017, our operations generated approximately $1.2 billion in adjusted operating cash flow, an increase of approximately 25% over the previous year. Year-over-year, our cash position increased by approximately $200 million, and we entered 2018 with total available liquidity of $2.6 billion. Kinross has no scheduled debt repayments until 2021. Our excellent liquidity and strong balance sheet means we are well positioned to fund our pipeline of development projects. Generating Future Value at our Development Projects Kinross’ development strategy is focused on high-quality projects in our three operating regions, offering the key benefits of low execution risk, established infrastructure, and familiar permitting and operating jurisdictions. In 2018, we expect to meet important milestones at our five projects as well as our three additional development opportunities. Tasiast Phase One: Construction of Tasiast Phase One has proceeded on time and on budget. Full commercial production is expected by the end of June 2018. Phase One is expected to almost double Tasiast’s production to approximately 400,000 Au eq. oz., and significantly reduce all-in sustaining costs. Tasiast Phase Two: Phase Two is expected to double Tasiast’s production once again to more than 800,000 Au eq. oz. per year, while further reducing costs. The project is proceeding on schedule, with project and construction teams expected to transition from Phase One to Phase Two development to establish project continuity. Phase Two is scheduled to begin commercial production in Q3 2020. Round Mountain Phase W: Strong work by our technical team contributed to a significant improvement in forecast returns for this project, which is expected to add an additional five years of mining at one of Kinross’ top performing operations. Stripping, initial construction and site preparation commenced ahead of schedule in late 2017. The project remains on schedule to encounter initial low-grade ore in mid-2019. Bald Mountain Vantage Complex: Kinross continues to view Bald Mountain as a long-life asset with considerable upside potential, given its large under-explored land package and pipeline of high-quality targets. The Vantage Complex project is proceeding on schedule, with construction well underway. Commissioning for the proposed heap leach pad and processing facilities is expected to commence in Q1 2019. Moroshka: At the Moroshka satellite deposit in Russia, located approximately four kilometres east of Kupol, development of the twin declines is on schedule and on budget. Mining of high-grade ore at Moroshka is expected to commence in the second half of 2018 for processing in the Kupol mill. 02

Fort Knox Gilmore: In late 2017, we were excited to announce that we gained mineral rights to the Gilmore land package, which lies immediately adjacent to Fort Knox and has the potential to extend mine life at one of our best operations. As a result of previous drilling at Gilmore, we have added 2.1 million ounces in estimated measured and indicated mineral resources at Fort Knox. A feasibility study to assess a multi-phase layback of the Fort Knox pit, and the construction of a new heap leach pad, is expected to be completed in mid-2018. Tasiast Sud: A pre-feasibility study (PFS) for this Tasiast satellite deposit is proceeding as planned and is expected to be completed in the second half of 2018. The PFS contemplates a dump leach operation that would combine materials from multiple deposits in the area, and the trucking of high-grade ore to the Tasiast mill, located approximately 10 kilometres north of the project. La Coipa Restart: In February 2018, Kinross entered into an agreement to acquire 50% of the Phase 7 deposit from its joint venture partner, which will give the Company 100% ownership of the Phase 7 deposit and the mining rights contemplated by the pre-feasibility study completed in 2015. The Company expects to receive the remaining sectoral permits required for the project in the first half of 2018. Exploration Review Kinross’ 2017 exploration program was highly successful in adding valuable resource ounces to our operations. We added more than 3.5 million ounces to measured and indicated mineral resource estimates, mainly from Fort Knox, Round Mountain and Kupol.4 We have a particularly strong track record of adding ounces and extending mine life at our Russian mines and have now extended expected mill production at Kupol – a high-grade, high-margin asset – until the end of 2022. Kupol will again be an exploration priority in 2018. Other 2018 priorities include Bald Mountain, where we will conduct infill drilling and focus on earlier stage targets, and Tasiast Sud. While brownfields exploration remains Kinross’ core exploration focus, we also pursue greenfields opportunities and high-margin types of deposits through strategic investments and partnerships with high-quality junior exploration companies. Commitment to Responsible Mining We take pride in our 25-year history of cooperative relations with our host countries and local communities. That history has depended in part on strong company-wide standards and policies to back up our firm commitment to responsible mining. But it is also the result of diligent work by our local teams to maintain respectful, mutually beneficial relationships at a grassroots level – helping to ensure that Kinross is consistently regarded as a good neighbour wherever we operate. For example, at our Mineral Hill reclamation site, we were proud to partner with Trout Unlimited and the Rocky Mountain Elk Foundation to achieve positive benefits for the environment and local community by protecting important fish and wildlife habitat near Yellowstone National Park. We also actively listen and engage with our stakeholders. In 2017, we had more than 112,000 stakeholder interactions, including community members, government representatives, and non-profit organizations at our sites. Another key is helping our host communities build sustainable economic strength and capacity. In 2017, we spent more than $2 billion in the countries where we operate through wages, local purchasing, and taxes, in addition to our many direct and in-kind contributions in support of health, education, social, cultural, and environmental programs. In 2017, for the eighth consecutive year, Kinross Gold was named one of Canada’s Best 50 Corporate Citizens by Corporate Knights magazine, placing first among gold mining companies for the third year in a row. Strength for the Future We believe the strengths Kinross has built represent significant value in today’s mining world, and bode very well for our future success: • An unbroken six-year record of consistently delivering results and meeting production and cost targets at our operations; • A diverse pipeline of projects and development opportunities with low execution risk that are expected to maintain strong, low-cost production into the future; • A record of meeting key project milestones on time and on budget; • A strong balance sheet and the liquidity to fund our project pipeline; • A highly skilled team with exceptional technical strength, both at our operations and our projects; • A strong culture underpinned by our eight People Commitments; • An excellent record of co-operative relations with our host governments and communities; and • One of the best safety records in the industry. In closing, let me thank our employees – past and present – who have helped Kinross to grow and thrive for these 25 years. As our story enters its next exciting chapter, I also thank our shareholders for your continued support. J. Paul Rollinson President and Chief Executive Officer KINROSS ANNUAL REPORT 2017 03

Operational Excellence Kinross achieved sixth straight year of strong results and meeting production and cost guidance. We remained focused on operational excellence, building a culture of continuous improvement, innovation and disciplined cost management. 6 consecutive 2.67 million $669 per Au eq. oz. years Au eq. oz. production cost of sales1 Sixth consecutive year Delivered strong Decreased production cost of sales year- meeting or outperforming our production with each over-year by more than $40 per ounce production and cost guidance region meeting guidance and at the low end of guidance Financial Discipline We maintained significant liquidity and a strong balance sheet throughout 2017. With strong cash flow and zero debt maturities until 2021, we have the financial strength and flexibility to fund our pipeline of development growth projects. $2.6 billion in liquidity Maintained one of the strongest balance sheets in the industry $1.2 billion zero in adjusted operating cash flow1 debt maturities until 2021 Increased adjusted operating Manageable debt schedule cash flow by $240 million with no debt maturities year-over-year until 2021 04

Founder Robert M. Buchan (P. Eng.) establishes Kinross through the amalgamation of CMP Resources Ltd., Plexus Resources and 1021105 Ontario Corporation On May 31, 1993 Kinross enters the global gold mining business 1.6 million Au oz. in estimated proven and probable reserves KinrossK is listed on the Toronto Stock Exchange (TSX) on June 3rd 83,000 Au eq. oz. total production 1993 FIRST YEAR Kinross welcomes the Fort Knox mine in Alaska, which continues to be a top producer, and 50% of the Maricunga mine in Chile, through the acquisition of Amax Gold. Kinross becomes the fifth largest gold producer in North America with annual production of over 874,000 Au eq. oz. GROWTH THROUGH 1998 ACQUISITION Merges with TVX Gold and Echo Bay Mines Ltd. Assets include: La Coipa in Chile (50%) Paracatu in Brazil (49%) Round Mountain in Nevada (50%) Kettle River in Washington State (100%) Kinross KGC is listed on the New York Stock Exchange on February 3, 2003 2003 GROWING GLOBALLY 1995 RUSSIA’S FAR EAST Kinross’ first entry into Russia with a minority interest in the Aginksoe project 2002 INDUSTRY LEADERSHIP Contributes to international standards and codes for the use of cyanide in the gold industry and commits to the International Cyanide Management Code

Our History A significant milestone: Kinross Gold has been operating for a quarter of a century. Twenty-five years of responsible mining and almost 40 million ounces of gold produced. Our timeline showcases key moments, accolades and milestones in Kinross’ rich 25-year history. First gold poured at Paracatu expansion project, transforming it into one of Brazil’s largest gold mines Commercial production begins at Kettle River-Buckhorn, a model for environmentally responsible small footprint mining Completes construction of the Kupol gold mine and begins commercial production, overcoming logistical challenges associated with remoteness of Russia’s Far East Consolidates 100% ownership of the Paracatu mine, purchasing the remaining 51% interest from Rio Tinto Kinross acquires Crown Resources Corporation, gaining 100% ownership of the Buckhorn deposit in Washington State Kettle River receives the Mining Health and Safety Administration Sentinels of Safety National Award for two consecutive years (2005 and 2006) and zero lost-time injuries 1.8 million Au eq. oz. production milestone Launches four core values company-wide – the pillars of Kinross’ culture OUR VALUES: • Putting people first • Outstanding corporate citizenship • High performance culture • Rigorous financial discipline EXPANDING 2004 OPERATIONS 2006 RESPONSIBLE MINING 2008 GROWING OUR BUSINESS GLOBALLY 2005 2007 Tye W. Burt is appointed President and Chief Executive Officer Launches Ten Guiding Principles for Corporate Responsibility, a set of clear, non-negotiable standards at the core of our CR strategy A PIVOTAL YEAR Kinross acquires Bema Gold, adding to our growing global portfolio. Acquisition includes: The remaining 50% interest in Maricunga, giving Kinross full ownership A 75% interest in the Kupol gold-silver project in Far East Russia Receives an “A” rating in the Maclean’s magazine annual corporate responsibility survey, the highest grade earned by a Canadian mining company Chosen as a constituent of the Jantzi Social Index®, a leading index of socially responsible, Canadian-based companies Receives top honours for safety practices at Round Mountain, Kettle River-Buckhorn and Paracatu

KINROSS OPERATIONS TODAY Paracatu La Coipa Expands our global portfolio through the acquisition of the Tasiast mine in Mauritania and the Chirano mine in Ghana Acquires the high- grade Dvoinoye deposit approximately 100 km north of Kupol Advances corporate-wide culture of “Continuous Improvement” to ensure operational excellence globally 2010 A TRANSFORMATIONAL YEAR J. Paul Rollinson is appointed Chief Executive Officer Drives Company focus on: • Safety and Mining Responsibly • Operational Excellence • Financial Discipline and Balance Sheet Strength • Quality over Quantity 2012 2009 RECORD PRODUCTION AND REVENUE 2.2 million Au eq. oz. record production Introduces the “Living Our Values Awards” (LOVA) program to celebrate employees who exemplify our values every day 2011 SUPPORTING EDUCATION Commits to major funding of mining education in Alaska and Mauritania Named to Dow Jones Sustainability World Index for first time and maintains place on the Dow Jones Sustainability Index North America Increases ownership at Kupol to 100% 2013 20 YEARS OF RESPONSIBLE MINING Commercial production gets underway at Dvoinoye, on schedule and on budget

Mining operations come to an end at Kettle River-Buckhorn, two years later than scheduled and after producing 200,000 ounces more than originally planned Announces a unique partnership with Trout Unlimited and the Rocky Mountain Elk Foundation to protect wildlife habitat near Yellowstone National Park as part of Mineral Hill reclamation Named one of Canada’s Top 50 Corporate Citizens by Corporate Knights for the eighth consecutive year, and was ranked as the top gold mining company for the third consecutive year Addition of over 2 million ounces to our mineral resource estimates after gaining mining rights to land adjacent Fort Knox 2017 DISCIPLINED GROWTH Celebrates 20 years of successful operation in Russia Achieves 33% board gender diversity target with six men and three women 2015 BUILDING VALUE 2018 Company executing on 5 projects and advancing 3 development opportunities • Tasiast Phase One and Phase Two • Round Mountain Phase W • Bald Mountain Vantage Complex • Moroshka project in Russia • Fort Knox Gilmore feasibility study • Tasiast Sud pre-feasibility study • La Coipa Restart THE FUTURE IS BRIGHT 2014 MINING RESPONSIBLY Contributes to 687 local community programs, initiatives and events to an estimated 805,000 people through cash and in-kind donations 2.7 million Au eq. oz. record production 2016 OPERATIONAL EXCELLENCE Achieves highest Focuses on high-quality Nevada gold production in assets: completes acquisition of Bald the company’s history, Mountain mine and remaining 50% of a record 2.8 million Round Mountain mine Au eq. oz. Achieves gold production milestones – 31 million ounces of gold in Fort Knox pours seven millionth ounce proven and probable reserves and Kupol celebrates five million ounces Launches Phase One expansion Receives its fourth award for at Tasiast, part of a two-phased reclamation from the U.S. Bureau expansion of the mine of Land Management, this time for the social closure plan at Kettle Named the top gold mining River-Buckhorn company in the World Wildlife Fund’s rating of companies in Doubles mineral reserves Russia at Bald Mountain to support potential significant mine life extension

Development Projects Our pipeline of five high-quality development projects are all proceeding on schedule and on budget, and extending mine life and adding ounces in all three Kinross regions – the Americas, Russia and West Africa. Three development opportunities and their exploration results are also expected to contribute to additional mine life and add reserves. expansion Tasiast on schedule and on budget Phase One project is on schedule to begin full commercial production by end of June 2018 with Phase Two on track +2 million Au oz. mineral resources Gained mining rights to Gilmore land, adding more than 2 million ounces of mineral resources to our project pipeline at Fort Knox Nevada projects Round Mountain Phase W and Bald Mountain Vantage Complex are proceeding on schedule and expected to be completed in 2019 Responsible Mining Mining responsibly is integral to our business strategy. This requires operating in accordance with the highest standards of ethical conduct, and responsibly managing our impacts while leveraging opportunities from our activities to generate sustainable long-term value in host communities. Safety is our first priority. In 2017, year-over-year improvements in reportable injury rates were overshadowed by a single employee fatality, the first at a Kinross operation since 2012. $2+ billion spent in host countries The local procurement, wages, and taxes generated by our operations are an important contribution to the economies of host countries 97% of workforce from host countries Creating meaningful livelihoods for our employees is one of the most powerful impacts of our business met or exceeded environmental targets Delivered on site-level targets for permitting, water management and concurrent reclamation ABOUT OUR HISTORY KINROSS ANNUAL REPORT 2017 05

Corporate Governance Highlights

Board of Directors

(left to right)

John E. Oliver
Independent Chair [H]

Ian Atkinson
Corporate Director [CGN, CR]

John A. Brough
Corporate Director [A, H]

Kerry D. Dyte
Corporate Director [A, CGN]

Ave G. Lethbridge
Corporate Director [A, H]

Catherine McLeod-Seltzer
Corporate Director [CGN, CR]

Kelly J. Osborne
Corporate Director [CGN, CR]

Una M. Power
Corporate Director [A, CR]

J. Paul Rollinson
President and Chief Executive Officer

Senior Leadership Team

(left to right)

Paul B. Tomory
Senior Vice-President and Chief Technical Officer

Gina M. Jardine
Senior Vice-President, Human Resources

J. Paul Rollinson
President and Chief Executive Officer

Tony S. Giardini
Executive Vice-President and Chief Financial Officer

Geoffrey P. Gold
Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer

06

Corporate Governance Highlights • The board met seven times in 2017. The board met independent of management at all of the meetings, including at all regularly scheduled board meetings. • All directors were independent, except the CEO. • All committees comprised solely of independent directors. • Continued to maintain board diversity target of 33% women directors. • Kinross ranked 32nd out of 242 companies in the Globe and Mail annual corporate governance survey. Kinross received a score of 89 out of 100 points, in a tie for the top ranking gold mining company and the third highest among all companies in the materials sector. • Scored 136 out of 150 points on the Board Shareholder Confidence Index of the Clarkson Centre for Board Effectiveness. Board of Directors (left to right) Kerry D. Dyte Kelly J. Osborne John E. Oliver Independent Chair H Corporate Director A, CGN Corporate Director CGN, CR Ian Atkinson Ave G. Lethbridge Una M. Power Corporate Director CGN, CR Corporate Director A, H Corporate Director A, CR John A. Brough Catherine J. Paul Rollinson Corporate Director A, H McLeod-Seltzer President and Chief Corporate Director CGN, CR Executive Officer Senior Leadership Team (left to right) J. Paul Rollinson Lauren M. Roberts Senior Vice-President and President and Chief Chief Operating Officer Executive Officer Paul B. Tomory Tony S. Giardini Senior Vice-President and Executive Vice-President Chief Technical Officer and Chief Financial Officer Gina M. Jardine Geoffrey P. Gold Senior Vice-President, Executive Vice-President, Human Resources Corporate Development, External Relations and Chief Legal Officer A Audit and Risk Committee CGN Corporate Governance and Nominating Committee CR Corporate Responsibility and Technical Committee H Human Resource and Compensation Committee 06

Financial Summary (In millions except ounces, per share amounts, gold price and per ounce amounts) 2017 2016 2015 Revenue $ 3,303.0 $ 3,472.0 $ 3,052.2 Net cash flow provided from operating activities $ 951.6 $ 1,099.2 $ 831.6 Adjusted operating cash flow 1 $ 1,166.7 $ 926.7 $ 786.6 Impairment, net of reversals 5 $ 21.5 $ 139.6 $ 699.0 Net earnings (loss) attributable to common shareholders 5 $ 445.4 $ (104.0) $ (984.5) Net earnings (loss) per share attributable to common shareholders 5 Basic $ 0.36 $ (0.08) $ (0.86) Diluted $ 0.35 $ (0.08) $ (0.86) Adjusted net earnings (loss) 1 $ 178.7 $ 93.0 $ (91.0) Adjusted net earnings (loss) 1 per share $ 0.14 $ 0.08 $ (0.08) Production cost of sales per equivalent ounce sold 1 $ 669 $ 712 $ 696 All-in sustaining cost per gold equivalent ounce sold 1 $ 954 $ 984 $ 975 Capital expenditures $ 897.6 $ 633.8 $ 610.0 Average realized gold price per ounce 8 $ 1,260 $ 1,249 $ 1,159 Attributable gold equivalent ounces produced 2 2,673,533 2,789,150 2,594,652 Financial Review Management’s Discussion and Analysis MDA 1 Management’s Responsibility for Financial Statements FS 1 Report of Independent Registered Public Accounting Firm FS 3 Consolidated Financial Statements and Notes FS 5 Mineral Reserve and Mineral Resource Statement 68 Summarized Five-Year Review 73 Kinross Share Trading Data 73 KINROSS ANNUAL REPORT 2017 07

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

This management’s discussion and analysis (“MD&A”), prepared as of February 14, 2018, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2017 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation’s audited annual consolidated financial statements for the year ended December 31, 2017 and the notes thereto (the “financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation’s financial statements for 2017 and corresponding notes to the financial statements which are available on the Company’s web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2017, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in “Risk Analysis” and in the “Cautionary Statement on Forward-Looking Information” on pages 58 – 59 of this MD&A. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website www.kinross.com and on www.sedar.com. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Chile, Ghana, Mauritania, and Canada. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges. Volatility in the price of gold and silver impacts the Company’s revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company’s operating costs and capital expenditures.

Segment Profile

Each of the Company's significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31,
Operating Segments	Operator	Location	2017	2016
Fort Knox	Kinross	USA	100%	100%
Round Mountain	Kinross	USA	100%	100%
Bald Mountain	Kinross	USA	100%	100%
Kettle River-Buckhorn	Kinross	USA	100%	100%
Kupol(a)	Kinross	Russian Federation	100%	100%
Paracatu	Kinross	Brazil	100%	100%
Maricunga	Kinross	Chile	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a) The Kupol segment includes the Kupol and Dvoinoye mines.

1 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Consolidated Financial and Operating Highlights

(in millions, except ounces, per share amounts and	Years ended December 31,			2017 vs. 2016		2016 vs. 2015
per ounce amounts)	2017	2016	2015	Change	% Change (e)	Change	% Change(e)
Operating Highlights
Total gold equivalent ounces (a)
Produced (c)	2,698,136	2,810,345	2,620,262	(112,209)	(4)%	190,083	7%
Sold (c)	2,621,875	2,778,902	2,634,867	(157,027)	(6)%	144,035	5%
Attributable gold equivalent ounces (a)
Produced (c)	2,673,533	2,789,150	2,594,652	(115,617)	(4)%	194,498	7%
Sold (c)	2,596,754	2,758,306	2,608,870	(161,552)	(6)%	149,436	6%

Financial Highlights
Metal sales	$3,303.0	$3,472.0	$3,052.2	$(169.0)	(5)%	$419.8	14%
Production cost of sales	$1,757.4	$1,983.8	$1,834.8	$(226.4)	(11)%	$149.0	8%
Depreciation, depletion and amortization	$819.4	$855.0	$897.7	$(35.6)	(4)%	$(42.7)	(5)%
Impairment, net of reversals	$21.5	$139.6	$699.0	$(118.1)	(85)%	$(559.4)	(80)%
Operating earnings (loss)	$336.5	$46.3	$(742.9)	$290.2	nm	$789.2	106%
Net earnings (loss) attributable to common shareholders	$445.4	$(104.0)	$(984.5)	$549.4	nm	$880.5	89%
Basic earnings (loss) per share attributable to common shareholders	$0.36	$(0.08)	$(0.86)	$0.44	nm	$0.78	91%
Diluted earnings (loss) per share attributable to common shareholders	$0.35	$(0.08)	$(0.86)	$0.43	nm	$0.78	91%
Adjusted net earnings (loss) attributable to common shareholders(b)	$178.7	$93.0	$(91.0)	$85.7	92%	$184.0	nm
Adjusted net earnings (loss) per share (b)	$0.14	$0.08	$(0.08)	$0.06	75%	$0.16	nm
Net cash flow provided from operating activities	$951.6	$1,099.2	$831.6	$(147.6)	(13)%	$267.6	32%
Adjusted operating cash flow (b)	$1,166.7	$926.7	$786.6	$240.0	26%	$140.1	18%
Capital expenditures	$897.6	$633.8	$610.0	$263.8	42%	$23.8	4%
Average realized gold price per ounce(d)	$1,260	$1,249	$1,159	$11	1%	$90	8%
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$670	$714	$696	$(44)	(6)%	$18	3%
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$669	$712	$696	$(43)	(6)%	$16	2%
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$653	$696	$684	$(43)	(6)%	$12	2%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$946	$975	$971	$(29)	(3)%	$4	0%
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$954	$984	$975	$(30)	(3)%	$9	1%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,164	$1,073	$1,047	$91	8%	$26	2%
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$1,166	$1,079	$1,049	$87	8%	$30	3%

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures are included in Section 11 of this document.
(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2017 was 73.72:1 (2016 - 72.95:1 and 2015 - 73.92:1).
(d)	Average realized gold price is a non-GAAP financial measure and is defined in Section 11 of this document.
(e)	“nm” means not meaningful.

KINROSS ANNUAL REPORT MDA 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Consolidated Financial Performance

2017 vs. 2016

Kinross’ attributable production decreased by 4% compared with 2016, primarily due to a decrease in production at Kupol due to lower grades, at Paracatu due to a temporary curtailment as a result of lower than average rainfall in the area, and at Maricunga due to the suspension of mining and crushing activities in 2016. These decreases were offset by higher production at Bald Mountain as a result of more ounces recovered from the heap leach pads and higher grades, as well as at Round Mountain and Tasiast due to higher grades.

Metal sales decreased by 5% in 2017 compared with 2016 due to a decrease in gold equivalent ounces sold, slightly offset by an increase in average metal prices realized. The average realized gold price increased to $1,260 per ounce in 2017 from $1,249 per ounce in 2016. Gold equivalent ounces sold in 2017 decreased to 2,621,875 ounces from 2,778,902 ounces in 2016, primarily due to the decrease in production as described above.

Production cost of sales decreased by 11% compared with 2016, primarily due to the decrease in gold equivalent ounces sold as described above, as well as a decrease in operating waste mined at Fort Knox. These decreases were partially offset by higher production cost of sales at Bald Mountain due to an increase in gold equivalent ounces sold. The decrease in production cost of sales resulted in a 6% decrease in attributable production cost of sales per equivalent ounce sold compared with 2016.

During 2017, depreciation, depletion and amortization decreased by 4% compared with 2016, primarily due to the decrease in gold equivalent ounces sold at Kupol, Paracatu and Maricunga. This decrease was slightly offset by an increase in depreciation, depletion and amortization at Bald Mountain and Round Mountain due to an increase in gold equivalent ounces sold, as well as at Chirano due to an increase in gold equivalent ounces sold and a decrease in the mineral reserves as at December 31, 2016.

At December 31, 2017, upon completion of its annual assessment of the carrying value of its Cash Generating Units (“CGUs”), the Company recorded a net, after-tax, impairment reversal of $62.1 million. The impairment reversal was entirely related to property, plant and equipment and included after-tax impairment reversals at Tasiast and Fort Knox of $142.9 million and $86.2 million, respectively, partially offset by an after-tax impairment charge at Paracatu of $167.0 million. The impairment reversals at Tasiast and Fort Knox were mainly due to an increase in the Company’s short-term and long-term gold price estimates, as well as Tasiast Phase Two progressing as planned and additions to Fort Knox’s mineral reserve estimates. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess its recoverable amount. The impairment charge at Paracatu is net of a tax recovery of $86.0 million and the impairment reversal at Fort Knox is net of a tax expense of $2.4 million. There was no tax impact on the impairment reversal at Tasiast. During 2016, the Company recorded impairment charges at Maricunga of $68.3 million against property, plant and equipment and $71.3 million against metals and supplies inventory as a result of the suspension of mining and crushing activities during the year.

Operating earnings increased to $336.5 million in 2017 from $46.3 million in 2016. The change in operating earnings was primarily due to lower impairment charges as well as increased margins (metal sales less production cost of sales).

On March 28, 2017, the Company announced that it had entered into an agreement with Goldcorp Inc. (“Goldcorp”) to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile. In connection with the sale, the Company recorded a reversal of previously recorded impairment charges of $97.0 million during the three months ended March 31, 2017 within other income (expense). On June 9, 2017, the Company completed the sale and recognized a gain on disposition of $12.7 million in other income (expense).

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory. On June 14, 2017, the Company completed the sale and recognized a loss on disposition of $1.7 million in other income (expense).

On September 18, 2017, the Company entered into an agreement with Integra Resources Corp. (“Integra”) to sell its 100% interest in the DeLamar reclamation property (“DeLamar”). On November 3, 2017, the Company completed the sale and recognized a gain on disposition of $44.2 million in other income (expense).

3 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

During 2017, net earnings attributable to common shareholders were $445.4 million, or $0.36 per share, compared with a net loss attributable to common shareholders of $104.0 million, or $0.08 per share, in 2016. The change was primarily a result of the increase in operating earnings, the impairment reversal recorded in relation to the sale of Cerro Casale, and gains recognized upon disposition of DeLamar, Cerro Casale and Quebrada Seca, as described above. In addition, an income tax recovery of $23.2 million was recorded in 2017, compared with an income tax expense of $49.6 million in 2016. The $23.2 million income tax recovery recognized in 2017 includes a net tax recovery of $83.6 million related to the impairment charge at Paracatu and the impairment reversal at Fort Knox, and an estimated net benefit of $93.4 million due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The estimated net benefit includes a benefit of $124.4 million in respect of the collectability of the Alternative Minimum Tax (“AMT”) credit, which is partially offset by the write-down of net deferred tax assets to reflect the reduction in the U.S. corporate tax rate from 35% to 21% beginning January 1, 2018. Further guidance on the implementation and application of the U.S. Tax Reform legislation will be forthcoming in regulations to be issued by the Department of Treasury, legislation or guidance from the states in which the Company operates and directions from the Office of Management and Budget. Such legislation, regulations, directions and additional guidance may require changes to the estimated net benefit recorded and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, and additional guidance are enacted or released by the relevant authorities. The $49.6 million income tax expense recognized in 2016 included a $65.1 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $32.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition of Bald Mountain and the remaining 50% of Round Mountain. In addition, tax expense decreased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross’ combined federal and provincial statutory tax rate for 2017 was 26.5% (2016 – 26.5%).

Adjusted net earnings attributable to common shareholders was $178.7 million, or $0.14 per share, for 2017 compared with adjusted net earnings attributable to common shareholders of $93.0 million, or $0.08 per share, in 2016. The increase in adjusted net earnings was mainly due to the increase in margins described above.

During 2017, net cash flow provided from operating activities decreased to $951.6 million from $1,099.2 million in 2016 primarily due to less favourable working capital movements and higher taxes paid, partially offset by higher margins. Adjusted operating cash flow increased to $1,166.7 million from $926.7 million in 2016, primarily due to the increase in margins.

Capital expenditures increased by 42% in 2017 compared with 2016, primarily due to increased spending at Tasiast, Bald Mountain and Fort Knox, offset by lower spending at Kupol.

During 2017, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis decreased from 2016 largely due to lower production cost of sales. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with 2016, primarily due to an increase in non-sustaining capital expenditures.

2016 vs. 2015

Kinross’ attributable production increased by 7% compared with 2015, primarily due to the acquisition of Bald Mountain and the remaining 50% of Round Mountain. These increases were partially offset by lower production at Chirano due to a decrease in grades, at Tasiast due to lower recovery from the dump leach pads and the six week temporary suspension of operations, and at Maricunga as a result of the suspension of mining activities in 2016.

Metal sales increased by 14% in 2016 compared with 2015 due to an increase in metal prices realized and gold equivalent ounces sold. The average realized gold price increased to $1,249 per ounce in 2016 from $1,159 per ounce in 2015. Gold equivalent ounces sold in 2016 increased to 2,778,902 ounces from 2,634,867 ounces in 2015, primarily due to the increase in production described above.

Production cost of sales increased by 8% compared with 2015, primarily due to the increase in gold equivalent ounces sold as described above, as well as an increase in operating waste mined at Fort Knox, partially offset by lower costs at Maricunga, Tasiast and Kupol due to decreases in gold equivalent ounces sold, lower fuel and labour costs at Kupol, and favourable foreign exchange movements at Paracatu resulting from the effectiveness of the Company’s hedge program. The increase in production cost of sales resulted in higher attributable production cost of sales per equivalent ounce sold compared with 2015.

During 2016, depreciation, depletion and amortization decreased by 5% compared with 2015, primarily due to a decrease in the depreciable asset base at Fort Knox and Kupol. Additionally, depreciation was lower at Chirano related to an increase in mineral reserves at December 31, 2015 and a decrease in gold equivalent ounces sold. The decreases were partially offset by an increase in the depreciable asset base as a result of the acquisition of Bald Mountain and the remaining 50% of Round Mountain.

KINROSS ANNUAL REPORT MDA 4

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

At September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga CGU. As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment. The Company also recorded an inventory impairment charge of $71.3 million related to metals and supplies inventory as a result of the suspension. During 2015, the Company recorded after-tax impairment charges of $430.2 million related to property plant and equipment, and impairment charges of $259.5 million related to inventory and other assets.

Operating earnings increased to $46.3 million in 2016 from an operating loss of $742.9 million in the same period of 2015. The change in earnings was primarily due to lower impairment charges as well as increased margins (metal sales less production cost of sales).

During 2016, net loss attributable to common shareholders was $104.0 million, or $0.08 per share, compared with a net loss attributable to common shareholders of $984.5 million, or $0.86 per share, in 2015. The change was primarily a result of the increase in operating earnings described above. In addition, an income tax expense of $49.6 million was recorded in 2016, compared with an income tax expense of $141.7 million in 2015. The $49.6 million income tax expense recognized in 2016 included a $65.1 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $32.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition of Bald Mountain and the remaining 50% of Round Mountain. The $141.7 million tax expense in 2015 included a $30.3 million recovery due to impairment charges and $132.9 million of expense due to re-measurements of deferred tax assets and liabilities, as a result of significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. In addition, tax expense decreased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross’ combined federal and provincial statutory tax rate for 2016 was 26.5% (2015 – 26.5%).

Adjusted net earnings attributable to common shareholders was $93.0 million, or $0.08 per share, for 2016 compared with adjusted net loss attributable to common shareholders of $91.0 million, or $0.08 per share, in 2015. The increase in adjusted net earnings was mainly due to the increase in margins described above.

During 2016, net cash flow provided from operating activities increased to $1,099.2 million from $831.6 million in 2015 and adjusted operating cash flow increased to $926.7 million from $786.6 million in 2015, both primarily due to the increase in margins.

Capital expenditures increased by 4% in 2016 compared with 2015, primarily due to increased spending resulting from the acquisition of Bald Mountain and the remaining 50% of Round Mountain as well as at Kupol, Tasiast and Chirano, partially offset by lower spending at Fort Knox, Maricunga and the Corporate and other segment.

During 2016, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis remained comparable with 2015. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with 2015, primarily due to an increase in non-sustaining capital and reclamation expenditures.

Mineral Reserves1

Kinross’ total estimated proven and probable gold reserves at year-end 2017 were approximately 25.9 million ounces. The decrease of 5.1 million ounces in estimated gold reserves compared to year-end 2016 was mainly a result of the sale of Cerro Casale, which accounted for 5.8 million ounces in estimated mineral reserves.

Proven and probable silver reserves at year-end 2017 were estimated at approximately 52.6 million ounces, a net decrease of 15.2 million ounces compared with year-end 2016, primarily due to the sale of Cerro Casale, which accounted for 14.7 million silver ounces.

1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company’s news release filed with Canadian and U.S. regulators on February 14, 2018.

5 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

2.	IMPACT OF KEY ECONOMIC TRENDS

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to be closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2017, the price of gold fluctuated between a low of $1,150 per ounce in January to a high of $1,358 per ounce in September. The average price for the year based on the London Bullion Market Association PM Fix was $1,257 per ounce, a $6 per ounce increase over the 2016 average price of $1,251 per ounce. Major influences on the gold price in 2017 included the weakening of the U.S. dollar, negative interest rate policies in Japan and Europe and strong equity markets. Gold weakened with the U.S. Federal Reserve raising interest rates by 75 basis points but rebounded after the interest rate announcements. Investors buying gold exchange-traded funds (“ETF”) increased during 2017. In 2017, gold ETF holdings increased throughout the year, ending the year near the 2016 peak holdings. Gold was also impacted by the continued uncertainty over Brexit and the political climate in the U.S.

KINROSS ANNUAL REPORT MDA 6

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

During 2017, the Company realized an average gold price of $1,260 per ounce compared to the average PM Fix of $1,257 per ounce.

7 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Gold Supply and Demand Fundamentals

Gold Supply
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Tonnes
2013
2014
2015
2016
2017
Mine production
Recycled gold
Producer hedging

Source: GFMS Gold Survey 2017 Q4 Update

Total gold supply decreased by approximately 2.6% in 2017 relative to 2016, largely due to an increase in producer hedging. Global gold mine production increased by 1.5% offset by a decrease of 4.2% in supply of recycled gold. Mine production and recycled gold remain the dominant sources of gold supply, and in 2017 they represented approximately 70% and 28% of total supply, respectively. Central banks have not been a source of supply to the market, but have rather been net buyers, as noted below.

KINROSS ANNUAL REPORT MDA 8

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Gold Demand
Tonnes
5,500
4,500
3,500
2,500
1,500
500
-500
2013
2014
2015
2016
2017
Fabrication/jewelry
Official sector purchases
Bar hoarding
Producer dehedging
Net investment
Source: GFMS 2017 Gold Survey Q4 Update

Physical demand rebounded from a seven year low and increased by approximately 17% in 2017 relative to 2016. Fabrication demand is estimated to have increased by 19% in 2017 relative to 2016, mainly due to higher demand in China and India. Bar hoarding increased by approximately 6% in 2017. Purchases from central banks increased by 36% during the year, due to purchases from Russia and Turkey.

9 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Cost Sensitivity

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced fuel price increases in the second half of 2017, reflecting OPEC’s decision to continue production cuts and increased global demand. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions - refer to Section 6 Liquidity and Capital Resources for details.

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

KINROSS ANNUAL REPORT MDA 10

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 61% of the Company’s expected attributable production in 2018 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

11 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

3.	OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 - Risk Analysis.

Operational Outlook

In 2018, Kinross expects to produce 2.5 million gold equivalent ounces (+/- 5%) from its operations and expects to be at or slightly above the same level of production over the next three years. The forecast decrease compared with full-year 2017 production is mainly a result of mine sequencing at several operations, including anticipated lower grades at Kupol and Dvoinoye, the closure of Kettle River-Buckhorn and the suspension of mining at Maricunga, partially offset by an expected production increase in the West Africa region. The production guidance has taken into consideration the potential for a temporary curtailment of mill operations at Paracatu due to the possibility of seasonal rainfall shortages in the area. Production is expected to be higher in the second half of 2018 than the first half mainly as a result of expected production from the Tasiast Phase One expansion.

Production cost of sales per gold equivalent ounce is expected to be $730 (+/- 5%) for 2018. The expected increase for 2018 compared with full-year 2017 production cost of sales per ounce is mainly as a result of mine sequencing, with anticipated lower grades at Dvoinoye and Round Mountain and an increase in operating waste mined at Fort Knox and Tasiast. Kinross expects production cost of sales per gold equivalent ounce to decline slightly in 2019 and 2020 as lower cost production comes online.

The Company has forecast an all-in sustaining cost of $975 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis for 2018, which is largely in line with full-year 2017 all-in sustaining cost per ounce.

Material assumptions used to forecast 2018 production costs are: a gold price of $1,200 per ounce, a silver price of $16 per ounce, an oil price of $55 per barrel, and foreign exchange rates of 3.25 Brazilian reais to the U.S. dollar, 1.25 Canadian dollars to the U.S. dollar, 60 Russian roubles to the U.S. dollar, 650 Chilean pesos to the U.S. dollar, 4.00 Ghanaian cedi to the U.S. dollar, 33 Mauritanian ouguiya to the U.S. dollar, and 1.10 U.S. dollars to the Euro. Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $17 impact on our production cost of sales per ounce, and specific to the Russian rouble and Brazilian real, a 10% change in the exchange rates would be expected to result in an impact of approximately $19 and $38 on Russian and Brazilian production cost of sales per ounce, respectively. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on our production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2018 are forecast to be approximately $1,075 million (+/- 5%) (including capitalized interest of approximately $40 million). Of this amount, sustaining capital expenditures are expected to be approximately $355 million, and non-sustaining capital of approximately $680 million for the Tasiast expansion project, the Round Mountain Phase W project, and other development projects and studies.

The 2018 forecast for exploration is approximately $75 million, none of which is expected to be capitalized, with 2018 overhead (general and administrative and business development expenses) forecast to be approximately $165 million, both of which are consistent with last year’s guidance.

Other operating costs expected to be incurred in 2018 are approximately $100 million, which includes approximately $50 million of care and maintenance costs in Chile.

Based on our assumed gold price and other inputs, net income tax expense is expected to be $35 million and taxes paid are expected to be $70 million, with the expense increasing at 15% of any profit resulting from higher gold prices and taxes paid increasing at a lower rate of 7% as a result of the realization of the U.S. AMT credit.

Depreciation, depletion and amortization is forecast to be approximately $300 per gold equivalent ounce.

KINROSS ANNUAL REPORT MDA 12

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast Phase One and Phase Two expansion

The Tasiast Phase One project development is progressing well, and continues to be on time and on budget, with full commercial production expected by the end of June. Plant construction is now 93% complete and the remaining work is now focused on electrical, instrumentation and controls installations. Mechanical installation of the primary crusher, conveyor, stockpile and carbon-in-leach (“CIL”) plant modifications, which includes the cyclones, three leach tanks and elution circuit, are now substantially complete. Commissioning of the primary crusher and CIL plant is expected to begin in late February, and the SAG mill in April.

The Tasiast Phase Two project is proceeding on schedule, as Phase One nears completion. Project and construction teams are expected to transition from Phase One to Phase Two development to establish continuity between projects. Overall engineering is now 33% complete and procurement is progressing well, with the power plant and EPCM contracts now awarded. Early works for the ball mill and power plant are expected to commence in the second quarter of 2018. Phase Two is expected to begin commercial production in the third quarter of 2020.

The Company is considering an asset level financing for Tasiast and has initiated discussions to better understand the level of interest from potential primary lenders. Once initial feedback has been received, the Company will decide whether to proceed and identify additional potential lenders in order to complete the financing. Also in connection with Tasiast, the Company has completed a political risk insurance policy agreement with the Multilateral Investment Guarantee Agency, a member of the World Bank.

Bald Mountain Vantage Complex

The Vantage Complex project is proceeding on schedule, with initial construction work now well underway and engineering more than 80% complete. Permitting is proceeding as planned and contractors for more than half the scope of the project work have been selected. Commissioning for the proposed heap leach pad and processing facilities is expected to commence in the first quarter of 2019.

Moroshka project

At the Moroshka satellite deposit in Russia, located approximately four kilometres east of Kupol, development of the twin declines continues to proceed on schedule and on budget. Mining of high-grade ore at Moroshka is expected to commence in the second half of 2018 for processing in the Kupol mill.

Round Mountain Phase W

Stripping, initial construction and site preparation activities commenced ahead of schedule in late 2017 after the receipt of the Decision Record and other approvals from the U.S. Bureau of Land Management. The construction management team for Phase W has been mobilized to site and earthworks have begun in the project area. Detailed engineering is progressing on schedule, with heap leach engineering complete and mine infrastructure and processing facility engineering approximately 50% complete. Procurement activities are underway for critical long lead items and tracking according to plan. State permitting is proceeding as planned, with all major permits now received. The Phase W project remains on schedule, with initial low grade ore expected to be encountered in mid-2019.

Fort Knox Gilmore

Permitting activities have commenced and feasibility study activities are ongoing for the Gilmore project. The feasibility study, which is expected to be completed in mid-2018, is assessing a multi-phase layback of the Fort Knox pit and the construction of a new heap leach pad. The Company gained mineral rights to the Gilmore land, which is located immediately west of the Fort Knox pit, on December 12, 2017. As a result, the Company added 2.1 million gold ounces in estimated measured and indicated resources and 300,000 ounces in estimated inferred resources. This was offset by a conversion of 254,000 ounces of mineral resources to mineral reserves, for a net addition of 1.8 million ounces to measured and indicated resource estimates. An additional 199,000 ounces was added to estimated inferred resources from exploration and engineering for a total increase of 499,000 ounces to inferred resource estimates.

13 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Tasiast Sud project

The Tasiast Sud pre-feasibility study (“PFS”) is proceeding as planned and is expected to be completed in the second half of 2018. The PFS is contemplating a potential dump leach operation that would combine materials from multiple deposits in the area, and the trucking of high grade ore to the Tasiast mill, located approximately 10 kilometres north of the project. The Company added approximately 820,000 ounces to inferred mineral resource estimates at Tasiast Sud in 2017.

La Coipa restart project

Compania Minera Mantos de Oro (“MDO”), a subsidiary of the Company, currently holds a 50% ownership interest in the Phase 7 deposit through its 50% ownership of Minera La Coipa (“MLC”), with the remaining 50% held by Salmones de Chile Alimentos S.A. (“SDCA”). Pursuant to an agreement signed on February 2, 2018, MDO, MLC and SDCA have agreed, among other things, to spin out the Phase 7 concessions into a new company and MDO has agreed to purchase SDCA’s 50% interest in such company in exchange for payments to SDCA totaling $65 million ($35 million on closing and $30 million on or before January 31, 2019). Following completion of the transaction, MDO will have a 100% ownership interest in the Phase 7 deposit. The transaction is subject to certain conditions and is expected to close within 90 days.

In 2017, approximately 844,000 ounces of gold and 34 million ounces of silver at Phase 7 and Puren, which comprise the La Coipa Restart project, was converted to estimated mineral reserves from estimated mineral resources. The scope of work contemplated by the project PFS included modifications and enhancements to the existing plant and infrastructure in order to allow blending and processing of higher grade material from the Phase 7 deposit with oxide/transition material from the existing Puren deposit. The Company received approval on the project Declaration of Impact to Environment (“DIA”) permit in 2016 and expects to receive sectoral permits in the first half of 2018.

Paracatu update

Paracatu resumed mining and processing activities in the fourth quarter of 2017 as sufficient water became available. The Company continues to advance its water mitigation efforts to prepare for potential lower rainfall levels in the future. These efforts include securing ground water rights and installation of wells around the site.

Brazilian royalty legislation

On July 26, 2017, Brazilian President Temer signed certain provisional measures related to the mining sector which, among other things, increase the royalty on gold and on silver from 1% and 0.2% of net sales, respectively, to 2% of gross revenues. The royalty increase for gold was subsequently reduced to 1.5%. The law was approved and came into force as of January 1, 2018.

Paracatu optimization studies

Kinross has recently completed initial optimization and analysis work for Paracatu. The optimization and analysis work focused on determining the optimal mine plan after taking into account changes undertaken at Paracatu over the past few years. The optimization work also assessed the impact of throughput variances in quartzite-impacted zones, lower realized recoveries in certain zones of the ore body, water mitigation projects, local cost inflation, and changes to the fiscal regime in Brazil. The technical work resulted in an increase of 332,000 ounces to the site’s mineral reserves estimates before 2017 depletion and expects to extend Paracatu’s mine life to 2032.

Recent Transactions

Disposition of Interest in Cerro Casale

On March 28, 2017, the Company announced it had entered into an agreement to sell its 25% interest in the Cerro Casale project, and its 100% interest in the Quebrada Seca exploration project in Chile to Goldcorp.

On June 9, 2017, the Company completed the sale for gross cash proceeds of $260.0 million (which included $20.0 million for Quebrada Seca), a contingent payment of $40.0 million following a construction decision for Cerro Casale, the assumption by Goldcorp of a $20.0 million contingent payment obligation payable to Barrick Gold Corporation (“Barrick”) when production at Cerro Casale commences, and a 1.25% royalty on 25% of gross revenues from all metals sold at the properties (with the Company foregoing the first $10.0 million). Additionally on closing, the Company entered into a water supply agreement with the Cerro Casale joint venture to have certain rights to access, up to a fixed amount, water not required by the Cerro Casale joint venture.

KINROSS ANNUAL REPORT MDA 14

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Disposition of Interest in White Gold

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory.

On June 14, 2017, the Company completed the sale for gross cash proceeds of $7.6 million (CDN$10.0 million), 17.5 million common shares of White Gold Corp. representing 19.9% of the issued and outstanding shares of White Gold Corp., and deferred payments of $11.4 million (CDN$15.0 million), payable in three equal payments of $3.8 million (CDN$5.0 million) upon completion of specific milestones.

Completion of $500.0 million Unsecured Debt Offering

On July 6, 2017, Kinross completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. Kinross received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The notes rank equally with the Company’s existing senior notes. The proceeds from this transaction were used to fully repay the outstanding balance of the $500.0 million term loan on July 12, 2017.

Disposition of Interest in DeLamar

On September 18, 2017, the Company entered into an agreement with Integra to sell its 100% interest in DeLamar.

On November 3, 2017, the Company completed the sale for cash consideration and a non-interest bearing promissory note, payable 18 months after closing, totaling $5.6 million (CDN$7.2 million), common shares representing 9.9% of the issued and outstanding shares of Integra, and a 2.5% net smelter return royalty that will be reduced to 1% when royalty payments have accumulated to $7.8 million (CDN$10.0 million).

Acquisition of Power Plants in Brazil

On February 14, 2018, Kinross Brasil Mineração (“KBM”), a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $257.0 million. The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. The transaction is subject to regulatory approvals and is expected to close in approximately three to six months.

Other Developments

Board of Directors update

Kinross has appointed Mr. Kerry Dyte to its Board of Directors effective as of November 8, 2017.

Mr. John M.H. Huxley, who has been a Kinross Board member since 1993, retired effective as of December 31, 2017.

15 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

	Years ended December 31,			2017 vs. 2016		2016 vs. 2015
(in millions, except ounces and per ounce amounts)	2017	2016	2015	Change	% Change (d)	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced (c)	2,698,136	2,810,345	2,620,262	(112,209)	(4)%	190,083	7%
Sold (c)	2,621,875	2,778,902	2,634,867	(157,027)	(6)%	144,035	5%

Attributable gold equivalent ounces (a)
Produced (c)	2,673,533	2,789,150	2,594,652	(115,617)	(4)%	194,498	7%
Sold (c)	2,596,754	2,758,306	2,608,870	(161,552)	(6)%	149,436	6%

Gold ounces - sold	2,553,178	2,697,912	2,562,219	(144,734)	(5)%	135,693	5%
Silver ounces - sold (000’s)	5,058	5,913	5,378	(855)	(14)%	535	10%
Average realized gold price per ounce(b)	$1,260	$1,249	$1,159	$11	1%	90	8%

Financial data
Metal sales	$3,303.0	$3,472.0	$3,052.2	$(169.0)	(5)%	419.8	14%
Production cost of sales	$1,757.4	$1,983.8	$1,834.8	$(226.4)	(11)%	149.0	8%
Depreciation, depletion and amortization	$819.4	$855.0	$897.7	$(35.6)	(4)%	(42.7)	(5)%
Impairment, net of reversals	$21.5	$139.6	$699.0	$(118.1)	(85)%	(559.4)	(80)%
Operating earnings (loss)	$336.5	$46.3	$(742.9)	$290.2	nm	789.2	106%
Net earnings (loss) attributable to common shareholders	$445.4	$(104.0)	$(984.5)	$549.4	nm	$880.5	89%

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.
(b)	The definition of this non-GAAP financial measure is included in Section 11 of this document.
(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2017 was 73.72:1 (2016 -72.95:1 and 2015 -73.92:1).
(d)	“nm” means not meaningful.

KINROSS ANNUAL REPORT MDA 16

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Operating Earnings (Loss) by Segment

	Years ended December 31,			2017 vs. 2016		2016 vs. 2015
(in millions)	2017	2016	2015	Change	% Change (c)	Change	% Change (c)
Operating segments
Fort Knox	$224.7	$110.0	$(180.8)	$114.7	104%	$290.8	161%
Round Mountain	139.7	85.8	(8.9)	53.9	63%	94.7	nm
Bald Mountain	68.5	(37.4)	-	105.9	nm	(37.4)	nm
Kettle River-Buckhorn	43.4	64.0	30.3	(20.6)	(32)%	33.7	111%
Paracatu	(263.3)	36.2	24.4	(299.5)	nm	11.8	48%
Maricunga	21.3	(150.6)	(60.4)	171.9	114%	(90.2)	(149)%
Kupol(a)	225.0	345.3	150.1	(120.3)	(35)%	195.2	130%
Tasiast	118.8	(119.9)	(361.2)	238.7	199%	241.3	67%
Chirano	(27.5)	(58.0)	(70.1)	30.5	53%	12.1	17%
Non-operating segment
Corporate and Other (b)	(214.1)	(229.1)	(266.3)	15.0	7%	37.2	14%
Total	$336.5	$46.3	$(742.9)	$290.2	nm	$789.2	106%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)	“Corporate and Other” includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte, Cerro Casale until its disposal on J une 9, 2017 and White Gold until its disposal on J une 14, 2017).
(c)	“nm” means not meaningful.

17 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Mining Operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,
	2017	2016	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000’s)	26,362	31,750	(5,388)	(17)%
Tonnes processed (000’s) (a)	32,736	42,360	(9,624)	(23)%
Grade (grams/tonne)(b)	0.84	0.69	0.15	22%
Recovery(b)	82.5%	82.8%	(0.3)%	(0)%
Gold equivalent ounces:
Produced	381,115	409,844	(28,729)	(7)%
Sold	381,779	408,059	(26,280)	(6)%

Financial Data (in millions)
Metal sales	$481.1	$510.8	$(29.7)	(6)%
Production cost of sales	239.9	302.2	(62.3)	(21)%
Depreciation, depletion and amortization	86.6	88.7	(2.1)	(2)%
Impairment reversal	(88.6)	-	(88.6)	nm
	243.2	119.9	123.3	103%
Exploration and business development	9.0	8.9	0.1	1%
Other	9.5	1.0	8.5	nm
Segment operating earnings	$224.7	$110.0	$114.7	104%

(a)	Includes 20,267,000 tonnes placed on the heap leach pads during 2017 (2016 - 29,142,000 tonnes).
(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.25 grams per tonne during 2017 (2016 - 0.27 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(c)	“nm” means not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2017 vs. 2016

During 2017, tonnes of ore mined decreased by 17% compared with 2016, primarily due to planned mine sequencing, which involved increased capitalized stripping. Tonnes of ore processed were lower by 23% in 2017 compared with 2016, largely due to fewer tonnes placed on the heap leach pads as a result of the decrease in ore mined. Mill grades were 22% higher in 2017 compared with 2016 as a result of mine sequencing. Gold equivalent ounces produced decreased by 7% compared with 2016, primarily due to a decrease in ounces produced from the heap leach pads as a result of fewer tonnes placed, offset by an increase in mill grades.

Metal sales were 6% lower in 2017 compared with 2016 due to a decrease in gold equivalent ounces sold. During 2017, production cost of sales was lower by 21% compared with 2016, due to less operating waste mined and an 8% decrease in labour and contractor costs, partially offset by a 17% increase in maintenance and power costs. Depreciation, depletion and amortization in 2017 decreased by 2%, mainly due to lower gold equivalent ounces sold, partially offset by an increase in the depreciable asset base.

At December 31, 2017, the Company recognized a reversal of previously recorded impairment charges of $88.6 million. The non-cash impairment reversal related to property, plant and equipment was primarily due to an increase in the Company’s estimates of future metal prices and additions to Fort Knox’s mineral reserve estimates. No such impairment reversal was recognized in 2016.

During 2017, other operating costs of $9.5 million primarily includes costs related to the Gilmore feasibility study.

KINROSS ANNUAL REPORT MDA 18

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Round Mountain (100% ownership and operator) – USA

	Years ended December 31,
	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	26,418	23,530	2,888	12%
Tonnes processed (000’s)(a)	23,270	23,713	(443)	(2)%
Grade (grams/tonne)(b)	1.41	0.98	0.43	44%
Recovery(b)	81.2%	80.7%	0.5%	1%
Gold equivalent ounces:
Produced	436,932	378,264	58,668	16%
Sold	438,051	377,910	60,141	16%

Financial Data (in millions)
Metal sales	$552.2	$477.1	$75.1	16%
Production cost of sales	302.5	292.0	10.5	4%
Depreciation, depletion and amortization	107.4	94.7	12.7	13%
	142.3	90.4	51.9	57%
Exploration and business development	2.6	4.6	(2.0)	(43)%
Segment operating earnings	$139.7	$85.8	$53.9	63%

(a)	Includes 19,611,000 tonnes placed on the heap leach pads during 2017 (2016 - 20,084,000 tonnes).
(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.50 grams per tonne during 2017 (2016 - 0.44 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company acquired its 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. (“Echo Bay”) on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine from Barrick.

2017 vs. 2016

During 2017, tonnes of ore mined and mill grade increased by 12% and 44% respectively, compared with 2016, primarily due to mine sequencing which involved mining in a deeper location with higher grade. Gold equivalent ounces produced increased by 16% compared with 2016, primarily due to higher mill grade.

Metal sales increased to $552.2 million in 2017 from $477.1 million in 2016 due to an increase in gold equivalent ounces sold. During 2017, production cost of sales increased by 4% compared to 2016, mainly due to the increase in gold equivalent ounces sold partially offset by a decrease in labour and contractor costs by 7%. Depreciation, depletion and amortization increased to $107.4 million in 2017 from $94.7 million in 2016, primarily due to increases in gold equivalent ounces sold and the depreciable asset base, slightly offset by an increase in the mineral reserves at the end of the third quarter of 2017.

19 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Bald Mountain (100% ownership and operator) – USA

	Years ended December 31,
	2017	2016	Change	% Change (b)
Operating Statistics(a)
Tonnes ore mined (000’s)	21,615	10,656	10,959	103%
Tonnes processed (000’s)	21,615	10,656	10,959	103%
Grade (grams/tonne)	0.80	0.64	0.16	25%
Gold equivalent ounces:
Produced	282,715	130,144	152,571	117%
Sold	262,916	111,464	151,452	136%

Financial Data (in millions)
Metal sales	$331.5	$139.6	$191.9	137%
Production cost of sales	168.9	131.7	37.2	28%
Depreciation, depletion and amortization	83.5	38.6	44.9	116%
	79.1	(30.7)	109.8	nm
Exploration and business development	9.5	4.7	4.8	102%
Other	1.1	2.0	(0.9)	(45)%
Segment operating earnings (loss)	$68.5	$(37.4)	$105.9	nm

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	“nm” means not meaningful.

The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which includes a large associated land package.

2017 vs. 2016

During 2017, tonnes of ore mined and processed increased by 103% compared to 2016, consistent with the mine plan. Grade increased by 25% in 2017, compared to 2016, due to mine sequencing which involved mining in higher grade locations. Gold equivalent ounces produced increased by 117% compared to 2016 primarily due to more ounces recovered from the heap leach pads, as a result of more tonnes placed and the higher grade. Gold equivalent ounces sold in 2017 were lower than production due to timing of sales.

In 2017, metal sales increased to $331.5 million from $139.6 million in 2016 due to the increase in gold equivalent ounces sold. Production cost of sales increased by 28% compared to 2016 due to higher gold equivalent ounces sold in addition to an increase in labour, reagents and fuel costs by 37%, partially offset by a 33% decrease in maintenance and contractor costs. Depreciation, depletion and amortization increased by 116% compared to 2016, primarily due to increases in gold equivalent ounces sold and the depreciable asset base.

KINROSS ANNUAL REPORT MDA 20

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Kettle River-Buckhorn (100% ownership and operator) – USA

	Years ended December 31,
	2017	2016	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000’s)	189	438	(249)	(57)%
Tonnes processed (000’s)	234	441	(207)	(47)%
Grade (grams/tonne)	9.53	7.84	1.69	22%
Recovery	94.4%	93.3%	1.1%	1%
Gold equivalent ounces:
Produced	76,570	112,274	(35,704)	(32)%
Sold	77,087	112,038	(34,951)	(31)%

Financial Data (in millions)
Metal sales	$96.3	$139.8	$(43.5)	(31)%
Production cost of sales	36.8	73.0	(36.2)	(50)%
Depreciation, depletion and amortization	0.6	1.3	(0.7)	(54)%
	58.9	65.5	(6.6)	(10)%
Exploration and business development	4.6	2.2	2.4	109%
Other	10.9	(0.7)	11.6	nm
Segment operating earnings	$43.4	$64.0	$(20.6)	(32)%

(a) “nm” means not meaningful.

The Kettle River-Buckhorn properties are located in Ferry and Okanogan Counties in the State of Washington. Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003. In 2017, the Kettle River mine came to the end of its life and mining activities were completed.

2017 vs. 2016

Tonnes of ore mined and tonnes processed decreased by 57% and 47%, respectively, due to the completion of mining activities during 2017. Gold equivalent ounces produced and sold decreased by 32% and 31%, respectively, compared with 2016, primarily due to lower throughput offset by an increase in grade.

Metal sales decreased by 31% in 2017 compared with 2016 due to the decrease in gold equivalent ounces sold. Production cost of sales and depreciation, depletion and amortization decreased by 50% and 54%, respectively, compared with 2016, mainly due to the completion of mining activities during 2017.

In 2017, other costs of $10.9 million includes reclamation expense related to a revision of estimates for the reclamation and remediation obligation as the mine prepares for its closure.

21 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,
	2017	2016	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000’s)	27,770	47,206	(19,436)	(41)%
Tonnes processed (000’s)	37,623	46,816	(9,193)	(20)%
Grade (grams/tonne)	0.41	0.45	(0.04)	(9)%
Recovery	74.6%	72.3%	2.3%	3%
Gold equivalent ounces:
Produced	359,959	483,014	(123,055)	(25)%
Sold	356,251	482,827	(126,576)	(26)%

Financial Data (in millions)
Metal sales	$447.0	$599.6	$(152.6)	(25)%
Production cost of sales	310.2	346.4	(36.2)	(10)%
Depreciation, depletion and amortization	127.0	142.7	(15.7)	(11)%
Impairment charge	253.0	-	253.0	nm
	(243.2)	110.5	(353.7)	nm
Other	20.1	74.3	(54.2)	(73)%
Segment operati ng earnings (loss)	$(263.3)	$36.2	$(299.5)	nm

(a) “nm” means not meaningful.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2017 vs. 2016

During 2017, tonnes of ore mined and processed decreased by 41% and 20%, respectively, compared to 2016 due to a temporary curtailment as a result of lower than average rainfall in the area. Grade decreased by 9% in 2017 compared to 2016 due to the metallurgical characteristics of the ore mined. Gold equivalent ounces produced decreased by 25% compared with 2016, mainly as a result of the decrease in throughput and grades. Gold equivalent ounces sold in 2017 were lower than production due to timing of sales.

Metal sales decreased by 25% in 2017 compared with 2016 due to the decrease in gold equivalent ounces sold. Production cost of sales was lower by 10% in 2017 compared with 2016, primarily due to the decrease in gold equivalent ounces sold, partially offset by an increase in operating waste mined. Depreciation, depletion and amortization decreased by 11% mainly as a result of fewer gold equivalent ounces sold, offset by an increase in the depreciable asset base.

During 2017, other costs of $20.1 million mainly included $23.6 million of costs related to the temporary curtailment, offset by revenues of $9.0 million related to the sale of excess energy that became available as a result of the curtailment. Other costs of $74.3 million incurred in 2016 included $58.0 million related to a write-off of VAT receivables and settlement of VAT disputes due to regulatory changes in Brazil.

At December 31, 2017, the Company recorded a non-cash impairment charge of $253.0 million related to property, plant and equipment. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess its recoverable amount. No such impairment charge was recognized in 2016.

KINROSS ANNUAL REPORT MDA 22

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Maricunga (100% ownership and operator) – Chile

	Years ended December 31,
	2017	2016	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000’s)	-	6,059	(6,059)	nm
Tonnes processed (000’s)	-	6,508	(6,508)	nm
Grade (grams/tonne)	-	0.67	(0.67)	nm
Gold equivalent ounces:
Produced	91,127	175,532	(84,405)	(48)%
Sold	41,316	175,670	(134,354)	(76)%

Financial Data (in millions)
Metal sales	$52.0	$219.4	$(167.4)	(76)%
Production cost of sales	19.9	145.2	(125.3)	(86)%
Depreciation, depletion and amortization	4.6	34.4	(29.8)	(87)%
Impairment charge	-	139.6	(139.6)	nm
	27.5	(99.8)	127.3	128%
Exploration and business development	0.1	-	0.1	nm
Other	6.1	50.8	(44.7)	(88)%
Segment operating earnings (loss)	$21.3	$(150.6)	$171.9	114%

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	“nm” means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema Gold Corporation (“Bema”). During 2016, mining activities at Maricunga were suspended as a result of the imposition of a water curtailment order by Chile’s environmental enforcement authority (the “SMA”).

2017 vs. 2016

As a result of the suspension of mining and crushing activities at Maricunga since 2016, there was no ore mined and processed in 2017. During 2017, gold equivalent ounces produced decreased by 48% compared with 2016 primarily due to the suspension of mining and crushing activities. Gold equivalent ounces sold in 2017 were lower than production due to the timing of sales and decreased by 76% compared with 2016, primarily due to the decrease in gold equivalent ounces produced.

Metal sales and production cost of sales decreased by 76% and 86%, respectively, compared with 2016 primarily due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased from $34.4 million in 2016 to $4.6 million in 2017, primarily due to decreases in gold equivalent ounces sold and the depreciable asset base as a result of the impairment charge recognized in 2016.

At September 30 2016, the Company recorded impairment charges of $139.6 million that were related to the suspension of mining operations. Other costs of $50.8 million incurred in 2016 included $20.1 million related to the suspension of mining operations and $27.3 million related to reclamation and remediation costs.

23 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Kupol (100% ownership and operator) – Russian Federation (a)

	Years ended December 31,
	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000’s) (b)	1,915	2,002	(87)	(4)%
Tonnes processed (000’s)	1,733	1,710	23	1%
Grade (grams/tonne):
Gold	10.01	12.72	(2.71)	(21)%
Silver	81.11	103.38	(22.27)	(22)%
Recovery:
Gold	94.8%	95.3%	(0.5)%	(1)%
Silver	84.8%	87.8%	(3.0)%	(3)%
Gold equivalent ounces: (c)
Produced	580,451	734,143	(153,692)	(21)%
Sold	577,007	736,001	(158,994)	(22)%
Silver ounces:
Produced (000’s)	3,879	4,909	(1,030)	(21)%
Sold (000’s)	3,873	4,902	(1,029)	(21)%

Financial Data (in millions)
Metal sales	$726.9	$919.2	$(192.3)	(21)%
Production cost of sales	300.9	324.3	(23.4)	(7)%
Depreciation, depletion and amortization	184.2	236.8	(52.6)	(22)%
	241.8	358.1	(116.3)	(32)%
Exploration and business development	17.1	13.3	3.8	29%
Other	(0.3)	(0.5)	0.2	40%
Segment operating earnings	$225.0	$345.3	$(120.3)	(35)%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)	Includes 668,000 tonnes of ore mined from Dvoinoye during 2017 (2016 - 665,000 tonnes).
(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2017 was 73.72:1(2016 -72.95:1).

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

2017 vs. 2016

During 2017, tonnes of ore mined decreased by 4%, compared with 2016, primarily due to mining in a deeper and narrower ore body, consistent with the mine plan. Tonnes of ore processed increased by 1%, compared with 2016 largely due to an increase in performance of the mill. Gold grades were 21% lower during 2017 compared with 2016, due to an increase in the proportion of ore processed from the low grade stopes at both Kupol and Dvoinoye, as per the mine plan. Gold equivalent ounces produced decreased by 21% in 2017, compared with 2016, due to lower grades. During 2017, gold equivalent ounces sold were lower than production due to the timing of shipments.

Metal sales decreased by 21% in 2017, compared with 2016 due to lower gold equivalent ounces sold, partially offset by higher average metal prices realized. During 2017, production cost of sales decreased by 7% compared with 2016, due to fewer gold equivalent ounces sold and a decrease in fuel costs by 17%. These decreases were offset by an increase in labour costs due to unfavourable foreign exchange movements. Depreciation, depletion and amortization decreased by 22% compared with 2016 due to the decrease in gold equivalent ounces sold.

KINROSS ANNUAL REPORT MDA 24

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Tasiast (100% ownership and operator) – Mauritania

	Years ended December 31,
	2017	2016	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000’s)	6,685	7,973	(1,288)	(16)%
Tonnes processed (000’s) (a)	4,101	7,227	(3,126)	(43)%
Grade (grams/tonne) (b)	2.36	1.80	0.56	31%
Recovery (b)	92.3%	92.0%	0.3%	0%
Gold equivalent ounces:
Produced	243,240	175,176	68,064	39%
Sold	236,256	168,969	67,287	40%

Financial Data (in millions)
Metal sales	$298.4	$208.0	$90.4	43%
Production cost of sales	178.2	179.3	(1.1)	(1)%
Depreciation, depletion and amortization	78.6	96.4	(17.8)	(18)%
Impairment reversal	(142.9)	-	(142.9)	nm
	184.5	(67.7)	252.2	nm
Exploration and business development	5.7	5.9	(0.2)	(3)%
Other	60.0	46.3	13.7	30%
Segment operating earnings (loss)	$118.8	$(119.9)	$238.7	199%

(a)	Includes 1,056,000 tonnes placed on the heap leach pads during 2017 (2016 - 4,768,000 tonnes).
(b)	Amount represents mill grade and recovery only. Ore placed on the dump leach pads had an average grade of 0.65 grams per tonne during 2017 (2016 - 0.44 grams per tonne). Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.
(c)	“nm” means not meaningful.

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. (“Red Back”). The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital Nouakchott.

2017 vs. 2016

During 2017, tonnes of ore mined decreased by 16% compared with 2016, primarily due to mine sequencing, which involved a decrease in mining of lower grade leachable ore from the West Branch deposit. Tonnes of ore processed were 43% lower compared with 2016, largely due to fewer tonnes placed on the dump leach pads as a result of planned mine sequencing, partially offset by higher productivity at the mill. Grades relating to the ore processed through the mill increased by 31% compared with 2016 due to planned mine sequencing. During 2017, gold equivalent ounces produced increased by 39% compared with the same period in 2016, primarily due to the increase in mill grade as well as mill throughput.

Metal sales increased by 43% compared with 2016 due to an increase in gold equivalent ounces sold, as well as an increase in average metal prices realized. During 2017, production cost of sales decreased by 1% compared with 2016, primarily due to a decrease in operating waste mined and a 16% decrease in labour costs, offset by higher gold equivalent ounces sold. Increased capitalized stripping contributed to the decrease in depreciation, depletion and amortization of 18% in 2017 as compared to the prior year.

At December 31, 2017, the Company recognized a reversal of previously recorded impairment charges of $142.9 million. The non-cash impairment reversal related to property, plant and equipment was primarily as a result of an increase in the Company’s estimates of future metal prices and Tasiast Phase Two progressing as planned. No such impairment reversal was recognized in 2016.

During 2017, other operating costs of $60.0 million includes $50.5 million related to the write-off of long-term VAT receivables. Other operating costs of $46.3 million recorded in 2016 included $20.3 million of costs associated with the temporary suspension of operations.

25 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Chirano (90% ownership and operator) – Ghana (a)

	Years ended December 31,
	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	2,410	2,722	(312)	(11)%
Tonnes processed (000’s)	3,438	3,458	(20)	(1)%
Grade (grams/tonne)	2.44	2.10	0.34	16%
Recovery	92.2%	91.4%	0.8%	1%
Gold equivalent ounces:
Produced	246,027	211,954	34,073	16%
Sold	251,212	205,964	45,248	22%

Financial Data (in millions)
Metal sales	$317.6	$258.5	$59.1	23%
Production cost of sales	200.1	189.7	10.4	5%
Depreciation, depletion and amortization	138.6	109.9	28.7	26%
	(21.1)	(41.1)	20.0	49%
Exploration and business development	8.2	8.9	(0.7)	(8)%
Other	(1.8)	8.0	(9.8)	(123)%
Segment operating loss	$(27.5)	$(58.0)	$30.5	53%

(a) Operating and financial data are at 100% for all periods.

Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back. Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana’s second largest city. A 10% carried interest is held by the government of Ghana.

2017 vs. 2016

During 2017, tonnes of ore mined decreased by 11% compared with 2016, due to the completion of open pit mining at the end of the second quarter of 2017. The decrease in tonnes of ore mined from the open pit was partially offset by increased mining activities at the Paboase and Akoti underground deposits. Grades increased by 16%, mainly due to higher grade ore mined at Paboase and Akoti. Gold equivalent ounces produced were 16% higher compared with 2016, primarily due to the higher grades. During 2017, gold equivalent ounces sold exceeded production due to timing of shipments.

During 2017, metal sales increased by 23% compared to 2016, mainly due to higher gold equivalent ounces sold. Production cost of sales increased by 5% compared with 2016, primarily due to an increase in gold equivalent ounces sold and a 9% increase in labour and maintenance costs, partially offset by a 16% decrease in power and overhead costs. Depreciation, depletion and amortization increased by 26% compared with 2016, largely due to the increase in gold equivalent ounces sold, a decrease in mineral reserves at December 31, 2016, and a decrease in the remaining useful lives of open pit assets related to the completion of open pit mining activities at the end of the second quarter of 2017.

KINROSS ANNUAL REPORT MDA 26

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Impairment, Net of Reversals

(in millions)	2017	2016	Change	% Change
Property, plant and equipment (i)	$21.5	$68.3	$(46.8)	(69)%
Inventory (ii)	-	71.3	(71.3)	(100)%
Impairment charges	$21.5	$139.6	$(118.1)	(85)%

i.	Property, plant and equipment

At December 31, 2017, upon completion of its annual assessment of the carrying value of its CGUs, the Company recorded a net, after-tax, impairment reversal of $62.1 million. The impairment reversal was entirely related to property, plant and equipment and included after-tax impairment reversals at Tasiast and Fort Knox of $142.9 million and $86.2 million, respectively, partially offset by an after-tax impairment charge at Paracatu of $167.0 million. The impairment reversals at Tasiast and Fort Knox are mainly due to an increase in the Company’s short-term and long-term gold price estimates, as well as Tasiast Phase Two progressing as planned and additions to Fort Knox’s mineral reserve estimates. For Tasiast, the reversal represents a partial reversal of the total impairment charges previously recorded. For Fort Knox, the reversal represents a full reversal of the remaining impairment charge recorded in 2015. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess its recoverable amount. The impairment charge at Paracatu is net of a tax recovery of $86.0 million and the impairment reversal at Fort Knox is net of a tax expense of $2.4 million. The net tax recovery of $83.6 million was recorded within income tax expense. There was no tax impact on the impairment reversal at Tasiast.

As at September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga CGU. The recoverable amount was determined by considering observable market values for comparable assets. As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment. No impairment charges were recorded as a result of the Company’s annual assessment of impairment at December 31, 2016.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

ii.	Inventory and other assets

In 2016, the Company recognized impairment charges of $71.3 million related to metals and supplies inventory at Maricunga, resulting from the suspension of mining during the year.

Other Operating Expense

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
Other operating expense	$129.6	$209.3	$(79.7)	(38)%

In 2017, other operating expense included $23.6 million in costs related to the temporary curtailment of mining activities at Paracatu which were not forecasted, $17.5 million related to a write-off of VAT receivables and settlement of VAT disputes, $9.5 million related to the Fort Knox Gilmore Feasibility study, reclamation expenses related to properties where mining activities have ceased or are in reclamation, as well as care and maintenance and other costs.

Other operating expense in 2016 included $58.0 million related to a write-off of VAT receivables and settlement of VAT disputes due to regulatory changes in Brazil, $40.4 million in costs related to the suspension of mining activities at Maricunga and Tasiast, reclamation expenses related to properties where mining activities have ceased or are in reclamation, as well as care and maintenance and other costs.

27 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Exploration and Business Development

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
Exploration and business development	$106.0	$94.3	$11.7	12%

During 2017, exploration and business development expenses were $106.0 million compared with $94.3 million in 2016. Of the total exploration and business development expense, expenditures on exploration totaled $75.6 million in 2017 compared with $67.4 million in 2016. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $1.9 million compared with $3.1 million during 2016.

Kinross was active on more than 22 mine sites, near-mine and greenfield initiatives in 2017, with a total 326,244 metres drilled. In 2016, Kinross was active on more than 23 mine sites, near-mine and greenfield initiatives, with a total of 277,955 metres drilled.

General and Administrative

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
General and administrative	$132.6	$143.7	$(11.1)	(8)%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, and the Canary Islands.

General and administrative costs decreased by $11.1 million in 2017 compared with 2016 primarily due to lower professional fees.

Other Income (Expense) - Net

	Years ended December 31,
(in millions)	2017	2016	Change	% Change (a)
Gain on disposition of associate and other interests - net	$55.2	$-	$55.2	nm
Gain on disposition of other assets - net	1.9	9.7	(7.8)	(80)%
Reversal of impairment charges	97.0	-	97.0	nm
Foreign exchange losses	(4.9)	(6.3)	1.4	22%
Net non-hedge derivative gains (losses)	0.3	(0.4)	0.7	175%
Other	38.6	19.5	19.1	98%
Other income - net	$188.1	$22.5	$165.6	nm

(a) “nm” means not meaningful.

During 2017, other income increased to $188.1 million from $22.5 million in 2016. The discussion below details the significant changes in other income for 2017 compared with 2016.

Gains on disposition of associate and other interests - net

In the fourth quarter of 2017, the Company completed the sale of its 100% interest in DeLamar. A gain of $44.2 million was recognized in connection with the sale.

In the second quarter of 2017, the Company completed the sale of its interests in Cerro Casale, Quebrada Seca, and the White Gold exploration project. A gain of $12.7 million was recognized in connection with the sale of Cerro Casale and Quebrada Seca and a loss of $1.7 million was recognized in connection with the sale of White Gold.

KINROSS ANNUAL REPORT MDA 28

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Reversal of Impairment Charges

As a result of the agreement entered into in the first quarter of 2017 to sell Cerro Casale at a price higher than the carrying value, the Company recognized a reversal of previously recorded impairment charges of $97.0 million.

Foreign Exchange Losses

During 2017, foreign exchange losses were $4.9 million compared with losses of $6.3 million in 2016. The foreign exchange losses of $4.9 million in 2017 were mainly due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having weakened against the Mauritanian ouguiya, Chilean peso, Canadian dollar and Russian rouble and strengthened against the Brazilian real as at December 31, 2017 relative to December 31, 2016.

The foreign exchange losses of $6.3 million in 2016 were mainly due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having weakened against the Brazilian real, Chilean peso and Canadian dollar and strengthened against the Mauritanian ouguiya as at December 31, 2016 relative to December 31, 2015.

Other

Other income of $38.6 million recognized in 2017 included the receipt of insurance recoveries of $17.5 million of which $15.1 million was related to Maricunga, and $9.9 million related to a settlement of a royalty agreement. In 2016, other income of $19.5 million included insurance recoveries of $13.0 million related to Round Mountain.

Finance Expense

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
Finance expense	$117.8	$134.6	$(16.8)	(12)%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

Finance expense decreased by $16.8 million compared with 2016, primarily due to a decrease in interest expense. During 2017, interest expense was $86.5 million compared with $100.4 million in 2016, with the decrease primarily due to an increase in interest capitalized. Interest capitalized was $25.1 million in 2017 compared with $15.2 million in 2016, with the increase mainly due to higher qualifying capital expenditures.

Income and Mining Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

Income tax recovery in 2017 was $23.2 million, compared with an income tax expense of $49.6 million in 2016. The $23.2 million recovery recognized in 2017 includes a net tax recovery of $83.6 million related to the impairment charge at Paracatu and impairment reversal at Fort Knox, and an estimated net benefit of $93.4 million due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The estimated net benefit includes a benefit of $124.4 million in respect of the collectability of the AMT credit, which is partially offset by the write-down of net deferred tax assets to reflect the reduction in the U.S. corporate tax rate from 35% to 21% beginning January 1, 2018. Further guidance on the implementation and application of the U.S. Tax Reform legislation will be forthcoming in regulations to be issued by the Department of Treasury, legislation or guidance from the states in which the Company operates and directions from the Office of Management and Budget. Such legislation, regulations, directions and additional guidance may require changes to the estimated net benefit recorded and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, and additional guidance are enacted or released by the relevant authorities. The $49.6 million income tax expense recognized in 2016 included a $65.1 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $32.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition of Bald Mountain and the remaining 50% of Round Mountain. In addition, tax expense decreased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross’ combined federal and provincial statutory tax rate for 2017 was 26.5% (2016 - 26.5%).

29 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

There are a number of factors that can significantly impact the Company’s effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

KINROSS ANNUAL REPORT MDA 30

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
Cash Flow
Provided from operating activities	$951.6	$1,099.2	$(147.6)	(13)%
Used in investing activities	(687.2)	(1,270.1)	582.9	46%
Used in financing activities	(69.0)	(48.3)	(20.7)	(43)%
Effect of exchange rate changes on cash and cash equivalents	3.4	2.3	1.1	48%
Increase (decrease) in cash and cash equivalents	198.8	(216.9)	415.7	192%
Cash and cash equivalents, beginning of period	827.0	1,043.9	(216.9)	(21)%
Cash and cash equivalents, end of period	$1,025.8	$827.0	$198.8	24%

Cash and cash equivalent balances increased by $198.8 million in 2017 compared with a decrease of $216.9 million in 2016. Detailed discussions regarding cash flow movements from continuing operations are noted below.

Operating Activities

2017 vs. 2016

Net cash flow provided from operating activities decreased by $147.6 million in 2017 compared with 2016, with the decrease largely due to less favourable working capital movements and higher taxes paid, partially offset by higher margins.

Investing Activities 2017 vs. 2016

Net cash flow used in investing activities was $687.2 million in 2017 compared with $1,270.1 million in 2016. The primary uses of cash in 2017 were for capital expenditures of $897.6 million. This was partially offset by net cash proceeds of $269.6 million from the sale of Kinross’ interests in Cerro Casale, Quebrada Seca, the White Gold exploration project, and DeLamar.

In 2016, the primary uses of cash were for the acquisition of Bald Mountain and the remaining 50% interest in Round Mountain for $588.0 million and capital expenditures of $633.8 million.

31 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

The following table presents a breakdown of capital expenditures on a cash basis:

	Years ended December 31,
(in millions)	2017	2016	Change	% Change
Operating segments
Fort Knox	$102.1	$70.2	$31.9	45%
Round Mountain	95.8	71.9	23.9	33%
Bald Mountain	90.5	40.5	50.0	123%
Kettle River - Buckhorn	-	-	-	-
Paracatu	122.4	108.5	13.9	13%
Maricunga	1.5	5.1	(3.6)	(71)%
Kupol (a)	54.3	88.8	(34.5)	(39)%
Tasiast	379.4	190.9	188.5	99%
Chirano	46.6	46.6	-	-
Non-operating segment
Corporate and Other (b)	5.0	11.3	(6.3)	(56)%
Total	$897.6	$633.8	$263.8	42%

(a) Includes $10.4 million of capital expenditures at Dvoinoye during 2017 (2016 - $14.4 million).

(b) “Corporate and Other” includes corporate and other non-operating assets including La Coipa, Lobo-Marte and White Gold until its disposal on June 14, 2017.

During 2017, capital expenditures increased by $263.8 million compared with 2016, primarily due to higher spending at Tasiast related to the Phase One expansion project, increased spending at Bald Mountain mainly due to the Vantage Complex project and at Fort Knox due to increased capitalized stripping as per mine sequencing. The increases were partially offset by decreased spending at Kupol due to the completion of the filter cake project in 2016.

Financing Activities

2017 vs. 2016

Net cash flow used in financing activities was $69.0 million in 2017 compared with cash used of $48.3 million in 2016.

Interest paid during 2017 was $80.9 million, of which $62.9 million was included in financing activities. Total interest paid during 2016 was $95.3 million, of which $73.5 million was included in financing activities.

During 2017, the Company completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. Kinross received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The proceeds received in this transaction were then used to fully repay the outstanding balance of the $500.0 million term loan.

During 2016, the Company received net proceeds of $275.7 million on the completion of the public equity offering of 95.9 million common shares, including 12.5 million common shares issued to the underwriters on the exercise of their over-allotment option. On March 4, 2016, Kinross used $175.0 million of the net proceeds to repay its drawing on the revolving credit facility on January 4, 2016. On September 1, 2016, the Company repaid the principal amount of $250.0 million of senior notes maturing in September 2016.

KINROSS ANNUAL REPORT MDA 32

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Balance Sheet

	As at December 31,
(in millions)	2017	2016	2015
Cash and cash equivalents	$1,025.8	$827.0	$1,043.9
Current assets	$2,284.4	$2,080.7	$2,292.1
Total assets	$8,157.2	$7,979.3	$7,735.4
Current liabilities, including current portion of long-term debt	$585.3	$637.7	$701.8
Total long-term financial liabilities(a)	$2,563.1	$2,594.4	$2,452.7
Total debt, including current portion	$1,732.6	$1,733.2	$1,981.4
Total liabilities	$3,538.0	$3,795.0	$3,802.2
Common shareholders’ equity	$4,583.6	$4,145.5	$3,889.3
Non-controlling interest	$35.6	$38.8	$43.9
Statistics
Working capital (b)	$1,699.1	$1,443.0	$1,590.3
Working capital ratio (c)	3.9:1	3.26:1	3.27:1

(a) Includes long-term debt and provisions.

(b) Calculated as current assets less current liabilities.

(c) Calculated as current assets divided by current liabilities.

At December 31, 2017, Kinross had cash and cash equivalents of $1,025.8 million, an increase of $198.8 million from the balance as at December 31, 2016, primarily due to net operating cash inflows of $951.6 million and the receipt of net cash proceeds of $269.6 million related to the sale of Cerro Casale, Quebrada Seca, the White Gold exploration project, and DeLamar. These inflows were offset by cash outflows of $897.6 million related to capital expenditures and $73.8 million for additions to long-term investments and other assets. Current assets increased to $2,284.4 million, mainly due to the increase in cash and cash equivalents and inventories, partially offset by a decrease in current income tax recoverable, trade receivables and VAT receivables. Total assets increased by $177.9 million to $8,157.2 million, largely due to increases in current assets, long-term investments and long term receivables offset by a decrease in investments in associate and joint ventures as a result of the sale of Cerro Casale. Current liabilities decreased to $585.3 million, primarily due to the decrease in current income taxes payable and the current portion of provisions, partially offset by an increase in accounts payable and accrued liabilities. Total long-term financial liabilities were lower by $31.3 million, primarily due to a decrease in other long-term liabilities.

At December 31, 2016, Kinross had cash and cash equivalents of $827.0 million, a decrease of $216.9 million from the balance as at December 31, 2015, primarily due to net cash outflows of $588.0 million used in the acquisition of Bald Mountain and the remaining 50% of Round Mountain, capital expenditures of $633.8 million, repayment of debt of $250.0 million, and $59.8 million for additions to long-term investments and other assets, partially offset by net operating cash flows of $1,099.2 million and net proceeds of $275.7 million received from the equity issuance. Current assets decreased to $2,080.7 million, mainly due to the decrease in cash and cash equivalents, partially offset by an increase in trade receivables. Total assets increased by $243.9 million to $7,979.3 million, largely due to the acquisition of Bald Mountain and the remaining 50% of Round Mountain. Current liabilities decreased to $637.7 million, primarily due to the repayment of the current portion of the senior notes of $250.0 million, partially offset by an increase in accounts payable and accrued liabilities and income tax payable. Total long-term financial liabilities were higher by $141.7 million, primarily due to an increase in provisions as a result of the acquisition.

As of February 13, 2018, there were 1,247.0 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 12.1 million share purchase options outstanding under its share option plan.

33 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Financings and Credit Facilities

Senior notes

As at December 31, 2017, the Company’s $1,750.0 million of senior notes consisted of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

On July 6, 2017, the Company completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. Kinross received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The notes rank equally with the Company’s existing senior notes.

Corporate revolving credit and term loan facilities

On July 12, 2017, the Company fully repaid the outstanding balance on the term loan with proceeds from the $500.0 million offering of debt securities completed on July 6, 2017.

On July 28, 2017, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2021, to August 10, 2022.

As at December 31, 2017, the Company had utilized $21.0 million (December 31, 2016 – $104.5 million) of its $1,500.0 million revolving credit facility. The amount utilized was entirely for letters of credit.

Loan interest for the revolving credit facility is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2017, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The revolving credit facility contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2017.

Other

The maturity date for the $250.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended by one year to June 30, 2018, effective July 1, 2017. Effective December 5, 2017, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with EDC from $250.0 million to $300.0 million. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 0.95% to 1.00%. As at December 31, 2017, $215.2 million (December 31, 2016 -$215.1 million) was utilized under this facility.

In addition, at December 31, 2017, the Company had $230.2 million (December 31, 2016 - $117.7 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks.

As at December 31, 2017, $254.7 million (December 31, 2016 - $216.7 million) of surety bonds were outstanding with respect to Kinross’ operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

KINROSS ANNUAL REPORT MDA 34

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

	As at,
	December 31,
(in millions)	2017	2016
Utilization of revolving credit facility	$(21.0)	$(104.5)
Utilization of EDC facility	(215.2)	(215.1)
Borrowings	$(236.2)	$(319.6)

Available under revolving credit facility	$1,479.0	$1,395.5
Available under EDC credit facility	84.8	34.9
Available credit	$1,563.8	$1,430.4

Total debt of $1,732.6 million at December 31, 2017 consists solely of the senior notes. The current portion of this debt at December 31, 2017 is $nil.

Liquidity Outlook

As at December 31, 2017, the Company had no scheduled debt repayments until 2021.

We believe that the Company’s existing cash and cash equivalents balance of $1,025.8 million, available credit of $1,563.8 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), and reclamation and remediation obligations currently estimated for 2018. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

							2023 &
(in millions)	Total	2018	2019	2020	2021	2022	thereafter
Long-term debt obligations (a)	$1,750.0	$-	$-	$-	$500.0	$-	$1,250.0
Operating lease obligations	49.9	25.9	12.5	4.9	2.9	2.9	0.8
Purchase obligations (b)	822.3	462.0	285.2	5.9	34.5	0.1	34.6
Reclamation and remediation obligations	1,183.7	64.4	65.0	55.6	117.5	62.4	818.8
Interest and other fees (a)	972.0	104.6	102.9	102.9	102.9	74.9	483.8
Total	$4,777.9	$656.9	$465.6	$169.3	$757.8	$140.3	$2,588.0

(a) Debt repayments are based on amounts due pursuant to the terms of existing indebtedness.

(b) Includes both capital and operating commitments, of which $192.7 million relates to commitments for capital expenditures.

35 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company’s risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2017:

Foreign currency	2018	2019	2020
Brazilian real forward buy contracts
(in millions of U.S. dollars)	$69.6	$-	$-
Average price (Brazilian reais)	3.32	-	-
Brazilian real zero cost collars
(in millions of U.S. dollars)	$25.2	$60.0	$-
Average put strike (Brazilian reais)	3.75	3.45	-
Average call strike (Brazilian reais)	4.12	3.64	-
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	$40.5	$18.0	$-
Average rate (Canadian dollars)	1.35	1.28	-
Russian rouble zero cost collars
(in millions of U.S. dollars)	$24.0	$-	$-
Average put strike (Russian roubles)	60.0	-	-
Average call strike (Russian roubles)	71.2	-	-
WTI oil swap contracts (barrels)	907,482	594,451	90,000
Average price	$48.48	$49.86	$52.40

The following new derivative contracts were entered into during the year ended December 31, 2017:

□          $58.5 million Canadian dollars at an average rate of 1.33 maturing in 2018 to 2019;

□          $24.0 million Russian roubles with an average put strike of 60.00 and an average call strike of 71.24 maturing in 2018;

□          $69.6 million Brazilian reais at an average rate of 3.32 maturing in 2018;

□          $60.0 million Brazilian reais with an average put strike of 3.45 and an average call strike of 3.64 maturing in 2019;

□          1,048,000 barrels of WTI oil at an average rate of $49.46 per barrel maturing from 2017 to 2020.

Subsequent to December 31, 2017, the following new derivative contracts were entered into:

□          $24.0 million Russian roubles with an average put strike 57.00 and average call strike 67.50 maturing in 2019;

□          $58.5 million Brazilian reais with an average put strike of 3.32 and an average call strike of 3.66 maturing in 2019;

□          348,000 barrels of WTI oil at an average rate of $53.39 per barrel maturing in 2019 to 2020.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At December 31, 2017, 5,695,000 TRS units were outstanding.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at, December 31,
(in millions)	2017	2016
Asset (liability)
Foreign currency forward and collar contracts	$6.1	$8.9
Energy swap contracts	12.9	12.3
Total return swap contracts	0.6	(6.2)
	$19.6	$15.0

KINROSS ANNUAL REPORT MDA 36

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In late 2013, Compania Minera Maricunga (“CMM”) was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine’s water pumping wells. CMM paid the fine, as required, and sought governmental approval of remedial action plans aimed at addressing the degradation. CMM’s remedial action plans were not fully approved and only a subset of CMM’s planned activities were allowed to be implemented. In May 2015, the Chile environmental enforcement authority (“the SMA”) issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine’s continuing water use poses an imminent risk to those wetlands. In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA’s allegations, and, complied with various information requests from the SMA. On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA’s May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometresdowngradient from CMM’s groundwater wells supplying water to the operation, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the “sanction proceedings”). Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to “temporarily” curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile’s Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”). The terms of the Amended Sanction effectively required CMM to cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine’s government-approved plan. On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM’s pumping is negatively impacting water levels 7 kilometresdowngradient at the Valle Ancho wetland. On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal of the Amended Sanction. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request. On August 7, 2017, the Environmental Tribunal upheld the SMA’s Amended Sanction and curtailment orders on purely procedural grounds. No findings were made by the Tribunal on the issue of whether CMM’s pumping caused damage to area wetlands, as alleged by the SMA. On September 27, 2017, CMM appealed the matter to the Supreme Court of Chile, which accepted the appeal on December 14, 2017. The timing of any substantive decision by the Supreme Court is uncertain.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel. Both lawsuits are based upon allegations that CMM’s pumping from its Pantanillo area groundwater wells has caused damage to area wetlands. One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above). The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings. These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities. On June 20, 2016, CMM filed its defenses. Evidentiary hearings before the Environmental Tribunal occurred in 2016 and early 2017, and closing arguments occurred in December 2017. The timing of any substantive decision by the Environmental Tribunal is uncertain.

On May 19, 2017, a release of diesel fuel occurred from a power generation area of the Rancho del Gallo Camp. The release occurred when a pipe valve attached to a fuel tank was opened by an unknown party, effectively draining the tank. CMM estimates that approximately 15,000 litres of diesel escaped containment affecting the surrounding soil and a nearby stream. After discovering the release, CMM commenced actions designed to contain the release, including mobilization of a third-party response team, and has addressed both localized and downstream impacts of the release. CMM notified the relevant authorities of the release, and has kept them informed of its response activities. Various agencies, including the SMA, have reviewed, or are reviewing the situation and have requested information from CMM. Further, the SEC (Superintendencia de Electridad y Combustibles), the agency that regulates fuel facilities and electrical power, commenced an administrative action against CMM for alleged regulatory non-compliances at the facility. The SEC action, or other legal actions relating to the release, could result in the imposition of fines or other sanctions against CMM or its employees.

37 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

La Coipa permit proceedings

MDO suspended operations at the La Coipa mine in the fourth quarter of 2013, in accordance with the mine’s permit MDO continued its water treatment program (“WTP”) to remediate levels of mercury in the ground water due to seepage from its tailing facility. La Coipa’s WTP, related facilities and monitoring program, including downstream monitoring wells, have been in place since 2000. The mine’s groundwater treatment permit establishes a very low standard for mercury of 1 part per billion. The La Coipa mine has four monitoring wells at or near its downstream property boundary at which exceedance of the permitted standards have not been detected.

In 2015, the SMA conducted an inspection of the WTP and monitoring wells and requested certain information regarding those facilities and their performance, with which MDO fully cooperated. On March 16, 2016, the SMA issued a resolution alleging violations under the WTP. The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, WTP effluent samples from 2013 above the permitted standard, and WTP monitoring well samples from 2013 and 2014 above the permitted standard. On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which, following further submissions to the SMA, was ultimately accepted on July 7, 2016. As a result, the sanctioning process has been suspended without any fine or other penalty to MDO provided the plan is implemented and maintained per its terms. Failure to comply with the plan will re-initiate the sanction process and could result in doubled fines of up to $7.7 million per alleged minor violation (five in total) and $15.4 million per alleged serious violation (two in total).

On October 14, 2016, six members of a local indigenous community commenced an action in the Copiapo Court of Appeals challenging the recent approval of the DIA permit for La Coipa’s Phase 7 project. On January 13, 2017, the Court of Appeals rejected the legal challenge, which the plaintiffs have not appealed and their right to do so has lapsed. As with any permit, the Phase 7 DIA is open to challenge in other venues, which the Company will vigorously oppose. If such a challenge were brought and successful in its ultimate disposition, the DIA could be revoked, requiring the mine to undertake a more rigorous and lengthy Environmental Impact Study, which in approving the DIA the Chilean environmental permitting authority had deemed unnecessary.

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. In the third quarter of 2016, the Environmental Protection Agency (the “EPA”) listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC has challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross. On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. The suits brought by New Mexico and the Navajo Nation have been consolidated. In the third quarter of 2017, the State of Utah filed a Complaint naming SGC, Kinross and others alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed the Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, the Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals, where the matter remains pending.

KINROSS ANNUAL REPORT MDA 38

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016. The stay is affirmed by the PCHB upon receipt of applicable filings. The stay was most recently affirmed on January 30, 2018.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the 3rd quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was filed on January 19, 2018. Following its review of this report, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

Crown also faces potential legal actions by non-governmental organizations relating to the Permit and the renewed Permit. In the past, Crown and Kinross Gold U.S.A., Inc. have received Notice of Intent to Sue letters from the Okanogan Highlands Alliance (“OHA”) advising that it intends to file a citizen’s suit against Crown under the CWA for alleged violations of the Permit, renewed Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. OHA’s notice letters further recite that the CWA authorizes injunctive relief and civil penalties in the amount of up to $37,500 per day per violation. However, to date, OHA has not filed a lawsuit.

39 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

7.	SUMMARY OF QUARTERLY INFORMATION

	2017				2016
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1 (a)
Metal sales	$810.3	$828.0	$868.6	$796.1	$902.8	$910.2	$876.4	$782.6
Net earnings (loss) attributable to common shareholders	$217.6	$60.1	$33.1	$134.6	$(116.5)	$2.5	$(25.0)	$35.0
Basic earnings (loss) per share attributable to common shareholders	$0.17	$0.05	$0.03	$0.11	$(0.09)	$0.00	$(0.02)	$0.03
Diluted earnings (loss) per share attributable to common shareholders	$0.17	$0.05	$0.03	$0.11	$(0.09)	$0.00	$(0.02)	$0.03
Net cash flow provided from operating activities	$366.4	$197.7	$179.7	$207.8	$302.6	$266.2	$315.9	$214.5

(a) The interim financial statements for the three months ended March 31, 2016, were recast to reflect the retrospective impact of the finalization of the purchase price allocation of the acquisition of Bald Mountain and 50% of Round Mountain.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price have also affected results.

During the fourth quarter of 2017, revenue decreased to $810.3 million on total gold equivalent ounces sold of 634,762 compared with $902.8 million on sales of 743,427 total gold equivalent ounces during the fourth quarter of 2016. The average gold price realized in the fourth quarter of 2017 was $1,276 per ounce compared with $1,217 per ounce in the fourth quarter of 2016.

Production cost of sales decreased to $414.5 million compared with $529.4 million in the same period of 2016, primarily due to a decrease in gold equivalent ounces sold and lower costs realized at Fort Knox.

Fluctuations in foreign exchange rates have also affected results. Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

On March 28, 2017, the Company announced that it entered into an agreement with Goldcorp to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile. On June 9, 2017, the Company completed the sale for gross cash proceeds of $260.0 million (which included $20.0 million for Quebrada Seca). In connection with the sale, the Company recognized a gain on disposition of $12.7 million during the three months ended June 30, 2017.

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory. On June 14, 2017, the Company completed the sale and recognized a loss on disposition of $1.7 million for the three months ended June 30, 2017.

On September 18, 2017, the Company entered into an agreement with Integra to sell its 100% interest in DeLamar. On November 3, 2017, the Company completed the sale and recognized a gain of $44.2 million.

In the fourth quarter of 2017, the Company recorded a net, after-tax, impairment reversal of $62.1 million related to impairment reversals at its Tasiast and Fort Knox CGUs, offset by an impairment charge at its Paracatu CGU.

During the third quarter of 2016, the Company recorded an impairment charge of $139.6 million relating to its Maricunga CGU as a result of the suspension of mining and crushing activities. The impairment charge included $68.3 million related to property, plant and equipment and $71.3 million related to inventory.

On January 11, 2016, Kinross completed the acquisition of Bald Mountain and the remaining 50% interest in Round Mountain from Barrick for $610.0 million in cash, subject to a working capital adjustment. In April 2016, the Company received $22.0 million in cash from Barrick in connection with the working capital adjustment, which reduced the final purchase price to $588.0 million.

Net operating cash flows increased to $366.4 million in the fourth quarter of 2017, compared with $302.6 million in the same period of 2016, primarily due to the increase in margins.

KINROSS ANNUAL REPORT MDA 40

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures and internal control over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting were effective as at December 31, 2017.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are disclosed in Note 5 of the financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the IASB are disclosed in Note 4 of the financial statements.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. The risk factors below may include details of how Kinross seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2017, which will be filed on SEDAR on or about March 31, 2018.

Gold Price and Silver Price

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

In 2017, the Company’s average realized gold price increased to $1,260 per ounce from $1,249 per ounce in 2016. If the world market price of gold and/or silver continued to drop and the prices realized by Kinross on gold and/or silver sales were to decrease further and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continúe commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations, possibly material. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Furthermore, certain of Kinross’ mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross’ control.

41 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production of gold and silver, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures, tailings dam failures or other conditions, may be encountered in the drilling, processing and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that appropriate and cost-effective coverage is obtained.

Environmental Impact and Related Regulatory Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross’ operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, including those pertaining to the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

KINROSS ANNUAL REPORT MDA 42

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Certain of the Company’s operations are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company’s future operations and/or financial condition. For further details refer to Section 6 –Other legal matters.

Reclamation Costs

In certain jurisdictions in which the Company has operations, the Company is required to submit a reclamation plan for its applicable operations to address post-operation reclamation obligations. The Company may incur significant costs in connection with these reclamation activities, which may exceed the provisions the Company has made in respect of its reclamation obligations. In some jurisdictions, reclamation bonds, letters of credit or other forms of financial assurance are required as security for these reclamation obligations. The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition and reclamation cost estimates. Kinross may be required to replace or supplement the existing financial assurance, or source new financial assurance with more expensive forms, which might include cash deposits, which would reduce its cash available for operations and financing activities. There can be no assurance that Kinross will be able to maintain or add to its current level of financial assurance. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance for reclamation costs, it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company.

Internal Controls

Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with SOX. Kinross’ failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with SOX.

Indebtedness and an Inability to Satisfy Repayment Obligations

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness.

43 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Mineral Reserve and Mineral Resource Estimates

Mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2017, based upon a gold price of $1,200 per ounce of gold.

Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. Should such reductions occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Measured, indicated and inferred mineral resources are not recognized by the U.S. Securities and Exchange Commission and U.S. investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Development Projects

The Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved in development projects, developments are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

KINROSS ANNUAL REPORT MDA 44

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

Shortages and Price Volatility of Input Commodities, Services and Other Inputs

The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects. A shortage of such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile, Brazil and Ghana. Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations.

Political Developments and Uncertainty regarding the Russian Federation

Ongoing political tensions and uncertainties with respect to the Russian Federation (including as a result of the Russian Federation’s foreign policy decisions, actions in respect of Ukraine and allegations of cyberattacks and other interference with the 2016 U.S. presidential elections) have resulted in the imposition of sectoral and other economic sanctions, and increased the risk that the U.S. and certain other governments may impose further economic, or other, sanctions or penalties on, or may take other actions against, the Russian Federation or on persons and/or companies conducting business in the Russian Federation or may otherwise act in support of Ukraine. There can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taken, by the Russian Federation, including in response to existing or threatened sanctions or other penalties or actions by the United States, Canada or the European Union and/or other governments against the Russian Federation or persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties, or such other actions by the Russian Federation and/or other governments, could have a material adverse effect on the Company’s assets and operations.

Uncertainty in Mauritania

Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company’s ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions or to revoke existing stability provisions in those conventions; (2) potential political instability; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation of the government and development of new laws; (5) the potential for laws and regulations to be inconsistently applied; (6) the conversion of exploration licenses to exploitation licenses, including the pending conversion request for Tasiast Sud; and (7) a number of public policy issues material to the economic viability of the current operation or any possible expansion may not be positively resolved. These issues include, but are not limited to, a process and timetable for payment or offset of VAT refunds owed by the government to the Company, the long-term stability in the Company’s relationship with the workers’ union, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labor force management and flexible labor practices and the timely issuance of work permits for the non-national workforce.

45 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

U.S. Environmental Liability Risk

In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under the U.S. Resource Conservation and Recovery Act (“RCRA”) and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency (“EPA”) regulations governing hazardous waste. If mine wastes from the Company’s U.S. mining operations, including those at the Sunnyside Mine (see Section 6 – Other legal matters), are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company’s activities and ownership interests potentially expose the Company to liability under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act (“CWA”) and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s U.S. mine sites.

Political, Security, Legal and Economic Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, the Russian Federation, Mauritania, Ghana, and Canada and such operations are exposed to various levels of political, security, legal, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; crime, including organized criminal enterprise; thefts and illegal incursions on property (including as occur at Paracatu and Tasiast) which illegal incursions could result in serious security and operational issues, including the endangerment of life and property; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining (including at Tasiast) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation including value added and withholding taxes, royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of rouble revenues into foreign currency. Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

KINROSS ANNUAL REPORT MDA 46

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Licenses and Permits

The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The loss of such permits may hinder Kinross’ ability to operate and could have a material effect on Kinross’ financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

Title to Properties and Community Relations

The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company’s ability to explore, develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to explore, develop or operate its mining properties.

Competition

The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures about Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2017, sensitivity to a 10% change in the gold price is estimated to have an approximate $280 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2017, sensitivity to a 10% change in the silver price is estimated to have an approximate $6 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s corporate revolving credit and term loan facilities are subject to variable interest rates.

Hedging Risks

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge metal sales. On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2017, there were no metal derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines.

47 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold and silver production in U.S. dollar terms. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future. The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended December 31, 2017.

Litigation Risk

Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty.

As at December 31, 2017, the Company’s gross credit exposure, including cash and cash equivalents, was $1,358.7 million and at December 31, 2016, the gross credit exposure, including cash and cash equivalents, was $1,075.2 million.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Credit Ratings

The Company’s ability to access debt markets and the related cost of debt financing is dependent upon its credit ratings. The Company has a BBB- rating from Fitch Ratings, a Ba1 rating from Moody’s and a BB+ rating from Standard & Poor’s. There is no assurance that these credit ratings will remain in effect for any given period of time or that any such ratings will not be revised or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

KINROSS ANNUAL REPORT MDA 48

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with an acquisition proves to be inaccurate. Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows.

Global Financial Condition

The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

□	Volatility in commodity prices and foreign exchange rates;

□	Tightening of credit markets;

□	Counterparty risk; and

□	Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”.

Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not affected the Company’s liquidity.

The Company extended the maturity date of its revolving credit facility by one year to August 2022. As at December 31, 2017, the Company had $1,563.8 million available under its credit facility arrangements. However, continued tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

49 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Impairment

Kinross evaluates, on at least an annual basis, the carrying amount of its CGUs to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. Goodwill is required to be tested annually for impairment and Kinross performs this annual test at the end of the fourth quarter. In addition, at each reporting period end, Kinross assesses whether there is any indication that any of its CGUs’ carrying amounts exceed their recoverable amounts, and if there is such an indication, the Company would test for potential impairment at that time. The recoverable amounts, or fair values, of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

Paracatu Water Supply and Use

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact operations at Paracatu. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

Human Resources

In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the ageing workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-man life insurance with respect to its executives.

Cybersecurity Risks

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities.

Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

KINROSS ANNUAL REPORT MDA 50

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings for the periods presented:

	Years ended December 31,
(in millions, except per share amounts)	2017	2016
Net earnings (loss) attributable to common shareholders - as reported	$445.4	$(104.0)
Adjusting items:
Foreign exchange losses	4.9	6.3
Gain on disposition of associate and interests and other assets - net	(57.1)	(9.7)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	-	(65.1)
Acquisition costs	-	7.8
Tax benefits realized upon acquisition	-	(27.7)
Impairment, net of reversals (a)	(75.5)	139.6
Taxes in respect of prior years	41.7	85.5
Mine curtailment and suspension related costs(b)	16.6	40.4
Reclamation and remediation expense	9.5	27.2
Chile weather event related costs	3.3	-
Insurance recoveries	(17.5)	(13.0)
Settlement of a royalty agreement	(9.9)	-
U.S. Tax Reform impact	(93.4)	-
Other(c)	1.2	3.8
Tax effect of the above adjustments (d)	(90.5)	1.9
	(266.7)	197.0
Adjusted net earnings attributable to common shareholders	$178.7	$93.0
Weighted average number of common shares outstanding - Basic	1,246.6	1,227.0
Adjusted net earnings per share	$0.14	$0.08

(a) During the year ended December 31, 2017, the Company recognized an impairment charge related to Paracatu of $253.0 million and reversals of impairment charges of $231.5 million related to property, plant and equipment at Tasiast and Fort Knox. The Company also recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale of $97.0 million during the year ended December 31, 2017.

(b) Includes costs related to the temporary curtailment at Paracatu during the year ended December 31, 2017 of $16.6 million. During the year ended December 31, 2016, mine curtailment and suspension related costs includes costs related to the temporary suspension of operations at Tasiast and the suspension of mining activities at Maricunga.

(c) Other includes non-hedge derivatives losses (gains).

(d) Includes a net tax recovery of $83.6 million related to the impairment charge at Paracatu and impairment reversal at Fort Knox recognized during the year ended December 31, 2017.

51 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow for the periods presented:

	Years ended December 31,
(in millions)	2017	2016
Net cash flow provided from operating activities - as reported	$951.6	$1,099.2
Adjusting items:
Working capital changes:
Accounts receivable and other assets	(108.6)	21.2
Inventories	86.7	(79.5)
Accounts payable and other liabilities, including taxes	237.0	(114.2)
	215.1	(172.5)
Adjusted operating cash flow	$1,166.7	$926.7

KINROSS ANNUAL REPORT MDA 52

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2017	2016
Production cost of sales - as reported	$1,757.4	$1,983.8
Less: portion attributable to Chirano non-controlling interest	(20.0)	(19.0)
Attributable production cost of sales	$1,737.4	$1,964.8
Gold equivalent ounces sold	2,621,875	2,778,902
Less: portion attributable to Chirano non-controlling interest	(25,121)	(20,596)
Attributable gold equivalent ounces sold	2,596,754	2,758,306
Consolidated production cost of sales per equivalent ounce sold	$670	$714
Attributable production cost of sales per equivalent ounce sold	$669	$712

53 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2017	2016
Production cost of sales - as reported	$1,757.4	$1,983.8
Less: portion attributable to Chirano non-controlling interest	(20.0)	(19.0)
Less: attributable silver revenues	(86.5)	(102.5)
Attributable production cost of sales net of silver by-product revenue	$1,650.9	$1,862.3
Gold ounces sold	2,553,178	2,697,912
Less: portion attributable to Chirano non-controlling interest	(25,070)	(20,545)
Attributable gold ounces sold	2,528,108	2,677,367
Attributable production cost of sales per ounce sold on a by-product basis	$653	$696

KINROSS ANNUAL REPORT MDA 54

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per ounce)	2017	2016
Production cost of sales - as reported	$1,757.4	$1,983.8
Less: portion attributable to Chirano non-controlling interest (a)	(20.0)	(19.0)
Less: attributable (b) silver revenues (c)	(86.5)	(102.5)
Attributable (b) production cost of sales net of silver by-product revenue	$1,650.9	$1,862.3
Adjusting items on an attributable (b) basis:
General and administrative (d)	132.6	143.7
Other operating expense - sustaining (e)	43.3	18.6
Reclamation and remediation - sustaining (f)	82.9	94.9
Exploration and business development - sustaining (g)	59.4	50.8
Additions to property, plant and equipment - sustaining (h)	421.5	440.1
All-in Sustaining Cost on a by-product basis - attributable (b)	$2,390.6	$2,610.4
Other operating expense - non-sustaining (e)	39.5	25.6
Reclamation and remediation - non-sustaining (f)	17.4	34.9
Exploration - non-sustaining (g)	45.8	42.6
Additions to property, plant and equipment -non-sustaining (h)	448.7	160.1
All-in Cost on a by-product basis -attributable (b)	$2,942.0	$2,873.6
Gold ounces sold	2,553,178	2,697,912
Less: portion attributable to Chirano non-controlling interest (i)	(25,070)	(20,545)
Attributable (b) gold ounces sold	2,528,108	2,677,367
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$946	$975
Attributable (b) all-in cost per ounce sold on a by-product basis	$1,164	$1,073

55 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2017	2016
Production cost of sales - as reported	$1,757.4	$1,983.8
Less: portion attributable to Chirano non-controlling interest (a)	(20.0)	(19.0)
Attributable (b) production cost of sales	$1,737.4	$1,964.8
Adjusting items on an attributable (b) basis:
General and administrative (d)	132.6	143.7
Other operating expense - sustaining (e)	43.3	18.6
Reclamation and remediation - sustaining (f)	82.9	94.9
Exploration and business development -sustaining (g)	59.4	50.8
Additions to property, plant and equipment - sustaining (h)	421.5	440.1
All-in Sustaining Cost-attributable (b)	$2,477.1	$2,712.9
Other operating expense - non-sustaining (e)	39.5	25.6
Reclamation and remediation -non-sustaining (f)	17.4	34.9
Exploration - non-sustaining (g)	45.8	42.6
Additions to property, plant and equipment - non-sustaining (h)	448.7	160.1
All-in Cost - attributable (b)	$3,028.5	$2,976.1
Gold equivalent ounces sold	2,621,875	2,778,902
Less: portion attributable to Chirano non-controlling interest (i)	(25,121)	(20,596)
Attributable (b) gold equivalent ounces sold	2,596,754	2,758,306
Attributable (b) all-in sustaining cost per equivalent ounce sold	$954	$984
Attributable (b) all-in cost per equivalent ounce sold	$1,166	$1,079

KINROSS ANNUAL REPORT MDA 56

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

(a) The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(b) “Attributable” includes Kinross’ share of Chirano (90%) production.

(c) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) “General and a dministrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e) “Other operating expense - sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) “Exploration and business development-sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h) “Additions to property, plant and equipment - sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2017, primarily relate to projects at Tasiast.

(i) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

(j) Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

57 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include): “Project Updates and New Developments” and “Outlook” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “advance”, “anticípate”, “assumption”, “believe”, “estimates”, “expects”, “forecast”, “focus”, “forward”, “guidance”, “initiative”, “measures”, “on budget”, “outlook”, “opportunity”, “plan”, “potential”, “progress”, “project”, “projection”, “well positioned”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase Two expansion and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment and exploration license conversions at Tasiast; and land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws, energy levies laws, and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) and regulations relating to work permits in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; (12) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; and (13) access to capital markets, including but not limited to maintaining a debt rating consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

KINROSS ANNUAL REPORT MDA 58

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

Key Sensitivities

Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $17 impact on production cost of sales per ounce2.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $19 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $38 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company, who is a “qualified person” within the meaning of National Instrument 43-101.

2 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

59 KINROSS ANNUAL REPORT MDA

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

J. PAUL ROLLINSON	TONY S. GIARDINI
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
Toronto, Canada	Toronto, Canada
February 14, 2018	February 14, 2018

KINROSS ANNUAL REPORT 2017 FS 1

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kinross Gold Corporation (“Kinross”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kinross’ internal control over financial reporting as of December 31, 2017, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kinross’ internal control over financial reporting as of December 31, 2017 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report that appears therein.

J. PAUL ROLLINSON	TONY S. GIARDINI
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
Toronto, Canada	Toronto, Canada
February 14, 2018	February 14, 2018

KINROSS ANNUAL REPORT 2017 FS 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Kinross Gold Corporation (the “Entity”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of operations, comprehensive income (loss), cash flows and equity for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Entity’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 14, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Entity’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Entity’s auditor since 2005.

Toronto, Canada
February 14, 2018

KINROSS ANNUAL REPORT 2017 FS 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Kinross Gold Corporation

Opinión on Internal Control Over Financial Reporting

We have audited Kinross Gold Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of operations, comprehensive income (loss), cash flows and equity for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated February 14, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
February 14, 2018

KINROSS ANNUAL REPORT 2017 FS 4

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at
		December 31,	December 31,
		2017	2016
Assets
Current assets
Cash and cash equivalents	Note 7	$1,025.8	$827.0
Restricted cash	Note 7	12.1	11.6
Accounts receivable and other assets	Note 7	91.3	127.3
Current income tax recoverable		43.9	111.9
Inventories	Note 7	1,094.3	986.8
Unrealized fair value of derivative assets	Note 10	17.0	16.1
		2,284.4	2,080.7
Non-current assets
Property, plant and equipment	Note 7	4,887.2	4,917.6
Goodwill	Note 7	162.7	162.7
Long-term investments	Note 7	188.0	142.9
Investments in associate and joint ventures	Note 9	23.7	163.6
Unrealized fair value of derivative assets	Note 10	3.9	6.0
Other long-term assets	Note 7	574.0	411.3
Deferred tax assets	Note 17	33.3	94.5
Total assets		$8,157.2	$7,979.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$482.6	$464.8
Current income tax payable		35.1	72.6
Current portion of provisions	Note 13	66.5	93.2
Current portion of unrealized fair value of derivative liabilities	Note 10	1.1	7.1
		585.3	637.7
Non-current liabilities
Long-term debt	Note 12	1,732.6	1,733.2
Provisions	Note 13	830.5	861.2
Other long-term liabilities		134.0	172.2
Deferred tax liabilities	Note 17	255.6	390.7
Total liabilities		3,538.0	3,795.0

Equity
Common shareholders’ equity
Common share capital	Note 14	$14,902.5	$14,894.2
Contributed surplus		240.7	238.3
Accumulated deficit		(10,580.7)	(11,026.1)
Accumulated other comprehensive income	Note 7	21.1	39.1
Total common shareholders’ equity		4,583.6	4,145.5
Non-controlling interest		35.6	38.8
Total equity		4,619.2	4,184.3
Commitments and contingencies	Note 19
Subsequent events	Note 6
Total liabilities and equity		$8,157.2	$7,979.3

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 14	1,247,003,940	1,245,049,712

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board:

John A. Brough	Una M. Power
Director	Director

KINROSS ANNUAL REPORT 2017 FS 5

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of United States dollars, except share and per share amounts)

		Years ended
		December 31,	December 31,
		2017	2016
Revenue
Metal sales		$3,303.0	$3,472.0

Cost of sales
Production cost of sales		1,757.4	1,983.8
Depreciation, depletion and amortization		819.4	855.0
Impairment, net of reversals	Note 8	21.5	139.6
Total cost of sales		2,598.3	2,978.4
Gross profit		704.7	493.6
Other operating expense	Note 7	129.6	209.3
Exploration and business development		106.0	94.3
General and administrative		132.6	143.7
Operating earnings		336.5	46.3
Other income (expense) - net	Note 7	188.1	22.5
Equity in losses of associate and joint ventures	Note 9	(1.3)	(1.2)
Finance income		13.5	7.5
Finance expense	Note 7	(117.8)	(134.6)
Earnings (loss) before tax		419.0	(59.5)
Income tax recovery (expense) - net	Note 17	23.2	(49.6)
Net earnings (loss)		$442.2	$(109.1)
Net earnings (loss) attributable to:
Non-controlling interest		$(3.2)	$(5.1)
Common shareholders		$445.4	$(104.0)

Earnings (loss) per share attributable to common shareholders
Basic		$0.36	$(0.08)
Diluted		$0.35	$(0.08)
Weighted average number of common shares outstanding	Note 16
(millions)
Basic		1,246.6	1,227.0
Diluted		1,257.0	1,227.0

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS ANNUAL REPORT 2017 FS 6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2017	2016
Net earnings (loss)		$442.2	$(109.1)

Other comprehensive income (loss), net of tax:	Note 7
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)		(13.6)	50.8
Accumulated other comprehensive loss related to investments sold (b)		(3.1)	(8.5)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		11.9	29.2
Accumulated other comprehensive loss related to derivatives settled (d)		(13.2)	(1.1)
		(18.0)	70.4
Total comprehensive income (loss)		$424.2	$(38.7)

Attributable to non-controlling interest		$(3.2)	$(5.1)
Attributable to common shareholders		$427.4	$(33.6)

(a)	Net of tax of $0.3 million (2016 - $nil).
(b)	Net of tax of $nil (2016 - $nil).
(c)	Net of tax of $4.8 million (2016 - $10.6 million).
(d)	Net of tax of $(5.9) million (2016-$(1.1) million).

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS ANNUAL REPORT 2017 FS 7

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2017	2016
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$442.2	$(109.1)
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:	819.4	855.0
Depreciation, depletion and amortization
Gain on disposition of associate and other interests - net	(55.2)	-
Impairment, net of reversals	(75.5)	139.6
Equity in losses of associate and joint ventures	1.3	1.2
Share-based compensation expense	13.6	13.5
Finance expense	117.8	134.6
Deferred tax recovery	(76.4)	(149.7)
Foreign exchange losses (gains) and other	(31.9)	14.4
Reclamation expense	11.4	27.2
Changes in operating assets and liabilities:	108.6
Accounts receivable and other assets		(21.2)
Inventories	(86.7)	79.5
Accounts payable and accrued liabilities	(48.5)	239.9
Cash flow provided from operating activities	1,140.1	1,224.9
Income taxes paid	(188.5)	(125.7)
Net cash flow provided from operating activities	951.6	1,099.2

Investing:
Additions to property, plant and equipment	(897.6)	(633.8)
Business acquisition	-	(588.0)
Net additions to long-term investments and other assets	(73.8)	(59.8)
Net proceeds from the sale of property, plant and equipment	8.5	9.1
Net proceeds from disposition of associate and other interests	269.6	-
Increase in restricted cash	(0.5)	(1.1)
Interest received and other	6.6	3.5
Net cash flow used in investing activities	(687.2)	(1,270.1)
Financing:
Issuance of common shares on exercise of options	0.8	2.8
Net proceeds from issuance of equity	-	275.7
Net proceeds from issuance of debt	494.7	175.0
Repayment of debt	(500.0)	(425.0)
Interest paid	(62.9)	(73.5)
Other	(1.6)	(3.3)
Net cash flow used in financing activities	(69.0)	(48.3)
Effect of exchange rate changes on cash and cash equivalents	3.4	2.3
Increase (decrease) in cash and cash equivalents	198.8	(216.9)
Cash and cash equivalents, beginning of period	827.0	1,043.9
Cash and cash equivalents, end of period	$1,025.8	$827.0

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS ANNUAL REPORT 2017 FS 8

CONSOLIDATED STATEMENTS OF EQUITY

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2017	2016
Common share capital
Balance at the beginning of the period	$14,894.2	$14,603.5
Shares issued on equity offering	-	275.7
Transfer from contributed surplus on exercise of restricted shares	7.2	12.2
Options exercised, including cash	1.1	2.8
Balance at the end of the period	$14,902.5	$14,894.2

Contributed surplus
Balance at the beginning of the period	$238.3	$239.2
Share-based compensation	13.6	14.2
Transfer of fair value of exercised options and restricted shares	(11.2)	(15.1)
Balance at the end of the period	$240.7	$238.3

Accumulated deficit
Balance at the beginning of the period	$(11,026.1)	$(10,922.1)
Net earnings (loss) attributable to common shareholders	445.4	(104.0)
Balance at the end of the period	$(10,580.7)	$(11,026.1)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period	$39.1	$(31.3)
Other comprehensive income (loss)	(18.0)	70.4
Balance at the end of the period	$21.1	$39.1
Total accumulated deficit and accumulated other comprehensive income (loss)	$(10,559.6)	$(10,987.0)

Total common shareholders ’ equity	$4,583.6	$4,145.5

Non-controlling interest
Balance at the beginning of the period	$38.8	$43.9
Net loss attributable to non-controlling interest	(3.2)	(5.1)
Balance at the end of the period	$35.6	$38.8

Total equity	$4,619.2	$4,184.3

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS ANNUAL REPORT 2017 FS 9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2017 were authorized for issue in accordance with a resolution of the board of directors on February 14, 2018.

2.	BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2017 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

KINROSS ANNUAL REPORT 2017 FS 10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.	Principies of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year end.

			As at
			December 31,	December 31,
Entity	Property/ Segment	Location	2017	2016
Subsidiaries:
(Consolidated)
Fairbanks Gold Mining, Inc.	Fort Knox	USA	100%	100%
Kinross Brasil Minerçãao S.A. (“KBM”)	Paracatu	Brazil	100%	100%
Compania Minera Maricunga	Maricunga and Lobo Marte / Maricunga and Corporate and Other	Chile	100%	100%
Compania Minera Mantos de Oro	La Coipa / Corporate and Other	Chile	100%	100%
Echo Bay Minerals Company	Kettle River - Buckhorn	USA	100%	100%
Chukotka Mining and Geological	Kupol	Russian	100%	100%
Company		Federation
Northern Gold LLC	Dvoinoye/ Kupol	Russian Federation	100%	100%
Selene Holdings LP (b)	White Gold/ Corporate and Other	Canada	- (b)	100%
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	100%	100%
Chirano Gold Mines Ltd. (Ghana) (a)	Chirano	Ghana	90%	90%
KG Mining (Bald Mountain) Inc.	Bald Mountain	USA	100%	100%
Round Mountain Gold Corporation / KG Mining (Round Mountain) Inc.	Round Mountain	USA	100%	100%

Investment in associate:
(Equity accounted)
Compania Minera Casale (c)	Cerro Casale/ Corporate and Other	Chile	- (c)	25%

Interest in joint ventures:
(Equity accounted)
Sociedad Contractual Minera Puren	Puren/ Corporate and Other	Chile	65%	65%
Bald Mountain Exploration LLC	Bald Mountain Exploration Joint Venture/ Bald Mountain	USA	50%	50%

(a)	The Company holds a 90% interest in the Chirano Gold Mine with the Government of Ghana having the right to the remaining 10% interest.

(b)	On June 14, 2017, the Company completed the sale of its interest in Selene Holdings LP and the White Gold exploration project in the Yukon Territory to White Gold Corp. See Note 6 ii.

(c)	On June 9, 2017, the Company completed the sale of its interest in Compania Minera Casale and the Cerro Casale project in Chile to Goldcorp Inc. See Note 6 i.

KINROSS ANNUAL REPORT 2017 FS 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

(a)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

(b)	Joint Arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement. The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement. In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement. For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes its investment in the joint arrangement using the equity method of accounting in the consolidated financial statements.

(c)	Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.

Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

ii.	Functional and presentation currency

The functional and presentation currency of the Company is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

∞	Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date;

∞	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

∞	Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and

∞	Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

KINROSS ANNUAL REPORT 2017 FS 12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

iii.	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

Restricted cash is cash held in banks that is not available for general corporate use.

iv.	Short-term investments

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

v.	Long-term investments

Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from AOCI to the consolidated statement of operations.

vi.	Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form and estimated costs to sell.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

Materials and supplies are valued at the lower of average cost and NRV.

Write downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV.

vii.	Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

KINROSS ANNUAL REPORT 2017 FS 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

viii.	Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:

∞	has begun planned principal activities;

∞	has employees, intellectual property and other inputs and processes that could be applied to those inputs;

∞	is pursuing a plan to produce outputs; and

∞	will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix.	Goodwill

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU.

Goodwill arises principally because of the following factors: (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

KINROSS ANNUAL REPORT 2017 FS 14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

x.	Exploration and evaluation (“E&E”) costs

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

∞	gathering exploration data through topographical and geological studies;

∞	exploratory drilling, trenching and sampling;

∞	determining the volume and grade of the resource;

∞	test work on geology, metallurgy, mining, geotechnical and environmental; and

∞	conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of:

∞	fair value of the estimated potential ounces, and

∞	exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi.	Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Acquired or capitalized exploration and evaluation costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

(a)	Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

KINROSS ANNUAL REPORT 2017 FS 15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Mineral interests consist of:

∞	Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, exploration and evaluation costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

∞	Pre-development properties, which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

(b)	Depreciation, depletion and amortization

For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

Land is not depreciated.

Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized exploration and evaluation costs and assets under construction are not depreciated. These assets are depreciated when they are ready for use.

(c)	Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

xii.	Valuation of Goodwill and Long-lived Assets

Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU has been reduced below its carrying amount.

The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment testing purposes.

If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the carrying value to its recoverable amount.

For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized in prior years.

KINROSS ANNUAL REPORT 2017 FS 16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

The recoverable amount of a CGU or asset is the higher of its fair value less cost of disposal and its value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management covering a 9 year to 25 year period.

Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices. For the 2017 annual analysis, estimated 2018, 2019 and long-term prices of gold and silver of $1,300 per ounce and $19.00 per ounce, respectively, were used. For the 2016 annual analysis, estimated 2017, 2018 and long-term gold prices of $1,200, $1,250 and $1,250 per ounce, respectively, and estimated 2017, 2018 and long-term silver prices of $18.50, $18.70 and $20.00 per ounce, respectively, were used.

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the 2017 annual analysis, an estimated short-term and long-term oil price of $55 per barrel was used. For the 2016 annual analysis, an estimated short-term and long-term oil price of $60 per barrel was used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2017 annual analysis, real discount rates of between 4.35% and 7.10% were used for the CGUs tested. For the CGUs tested in the 2016 annual analysis, real discount rates of between 5.05% and 5.18% were used.

Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, where applicable, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU.

KINROSS ANNUAL REPORT 2017 FS 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2017 in respect of the fair value determinations at that date, which ranged from 0.8 to 1.6. NAV multiples observed at December 31, 2016 were in the range of 0.7 to 1.5. The selected ranges of multiples applied to each CGU, which may be different from the ranges noted above, took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

xiii.	Financial instruments and hedging activity

(a)	Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as “fair value through profit and loss”, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as fair value through profit and loss, “available-for-sale”, “held-to-maturity”, or “loans and receivables”. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as fair value through profit and loss or “other financial liabilities”.

Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the consolidated statement of operations. Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in OCI, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized in the consolidated statement of operations. Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and cash equivalents, restricted cash and short-term investments are designated as fair value through profit and loss and are measured at fair value. Trade receivables and certain other assets are designated as loans and receivables. Long-term investments in equity securities, where the Company cannot exert significant influence, are classified as available-for sale. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as fair value through profit and loss.

(b)	Hedges

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are only included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of operations. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. Amounts recorded in OCI are recognized in the consolidated statement of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the consolidated statement of operations in the period in which they occur.

For hedges that do not qualify for hedge accounting, gains or losses are recognized in the consolidated statement of operations in the current period.

KINROSS ANNUAL REPORT 2017 FS 18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

(c)	Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, an evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

xiv.	Share-based payments

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

Share Option Plan: Stock options are generally equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of the vested options, the shares are issued from treasury.

Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan. Both RSUs and RPSUs are generally equity-settled and awarded to certain employees as a percentage of long-term incentive awards.

(a)	RSUs are recorded at fair value based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On vesting of RSUs, shares are generally issued from treasury.

(b)	RPSUs are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are recorded at fair value as follows: The portion of the RPSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On vesting of RPSUs, shares are generally issued from treasury.

Deferred Share Unit Plan: Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Employee Share Purchase Plan: The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market.

xv.	Metal sales

Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. Revenue from metal sales is recognized when all the following conditions have been satisfied:

•	The significant risks and rewards of ownership have been transferred;

KINROSS ANNUAL REPORT 2017 FS 19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally met when the sales price is fixed and title has passed to the customer.

xvi.	Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

xvii.	Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset.

KINROSS ANNUAL REPORT 2017 FS 20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

xviii.	Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Éstate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue - Barter Transactions Involving Advertising Services”, and is effective for annual periods beginning on or after January 1, 2018.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company will adopt IFRS 15 for the annual period beginning January 1, 2018 using the modified retrospective approach.

The Company has completed its assessment of the impact of IFRS 15 and does not expect the new standard to have a material impact on the consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”), which replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company will adopt IFRS 9 for the annual period beginning January 1, 2018 on a retrospective basis, using certain available transitional provisions.

IFRS 9 provides a revised model for classification and measurement of financial assets, including a new “expected credit loss” (ECL) impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Company has completed its assessment of the impact of IFRS 9 and expects the following impacts upon adoption:

i)	The Company will make the irrevocable election available under IFRS 9 to continue to measure its long-term investments in equity securities at fair value through OCI. Under the new standard, all realized and unrealized gains and losses will be recognized permanently in OCI with no reclassification to profit or loss. On adoption of IFRS 9, the Company expects to make an adjustment to opening retained earnings of $56.3 million with a corresponding adjustment to accumulated other comprehensive income. The new classification and measurement requirements under IFRS 9 are not expected to have a material impact on the Company’s other financial assets and financial liabilities.

ii)	The Company expects that its existing hedge accounting relationships that qualified for hedge accounting under IAS 39 will continue to qualify for hedge accounting under IFRS 9, following planned changes to its internal documentation and monitoring processes.

iii)	The other changes under IFRS 9, including the new ECL impairment model, are not expected to have a material impact on the Company’s financial statements.

KINROSS ANNUAL REPORT 2017 FS 21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Leases

In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”), which replaces IAS 17 “Leases”. The standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption, provided IFRS 15 has been applied, or is applied at the same date as IFRS 16.

IFRS 16 requires lessees to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense.

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019. The Company expects IFRS 16 will result in the recognition of additional assets and liabilities on the balance sheet, and a corresponding increase in depreciation and interest expense. The Company also expects cash flow from operating activities to increase under IFRS 16 as lease payments for most leases will be recorded as financing outflows in the statement of cash flows. The extent of the impact of adopting the standard has not yet been determined.

The Company has completed the development of its implementation plan and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” (“IFRIC 22”). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018, and permits early adoption.

IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration.

The Company will adopt IFRIC 22 in its financial statements for the annual period beginning January 1, 2018 on a prospective basis. The Company has completed its assessment of the impact of IFRIC 22 and does not expect the interpretation to have a material impact on the consolidated financial statements.

5.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

i.	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

(a)	Mineral Reserves and Mineral Resources

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

KINROSS ANNUAL REPORT 2017 FS 22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

(b)	Depreciation, depletion and amortization

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c)	Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

ii.	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a)	Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)	Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

(c)	Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

(d)	Valuation of goodwill and long-lived assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. For property, plant and equipment and other long-lived assets, a reversal of previously recognized impairment losses is recognized in the consolidated statement of operations if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The assessment of fair values, including those of the CGUs for purposes of testing goodwill and long-lived assets, require the use of estimates and assumptions for recoverable production, future and long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other long-lived assets could impact the impairment analysis.

KINROSS ANNUAL REPORT 2017 FS 23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

(e)	Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(f)	Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(g)	Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

KINROSS ANNUAL REPORT 2017 FS 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

(h)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

6.	ACQUISITIONS AND DISPOSITIONS

i.	Disposition of interest in Cerro Casale

On March 28, 2017, the Company announced that it had entered into an agreement with Goldcorp Inc. (“Goldcorp”) to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile.

On June 9, 2017, the Company completed the sale for gross cash proceeds of $260.0 million (which includes $20.0 million for Quebrada Seca), a contingent payment of $40.0 million following a construction decision for Cerro Casale, the assumption by Goldcorp of a $20.0 million contingent payment obligation payable to Barrick Gold Corporation when production at Cerro Casale commences, and a 1.25% royalty on 25% of gross revenues from all metals sold at the properties (with the Company foregoing the first $10.0 million). Additionally on closing, the Company entered into a water supply agreement with the Cerro Casale joint venture to have certain rights to access, up to a fixed amount, water not required by the Cerro Casale joint venture.

In connection with the sale, the Company recognized, in other income (expense), an impairment reversal of $97.0 million related to its investment in Cerro Casale, and a gain on disposition of $12.7 million. See Note 7 xi.

ii.	Disposition of interest in White Gold

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory.

On June 14, 2017, the Company completed the sale for gross cash proceeds of $7.6 million (CDN$10.0 million), 17.5 million common shares of White Gold Corp. representing 19.9% of the issued and outstanding shares of White Gold Corp., and deferred payments of $11.4 million (CDN$15.0 million), payable in three equal payments of $3.8 million (CDN$5.0 million) upon completion of specific milestones. The Company recognized a loss on disposition of $1.7 million in other income (expense) in connection with the sale. See Note 7 xi.

The investment in White Gold Corp. has been accounted for as an available-for-sale investment as the Company determined it does not have significant influence over White Gold Corp.

iii.	Disposition of interest in DeLamar

On September 18, 2017, the Company entered into an agreement with Integra Resources Corp. (“Integra”) to sell its 100% interest in the DeLamar reclamation property.

On November 3, 2017, the Company completed the sale for cash consideration and a non-interest bearing promissory note, payable 18 months after closing, totaling $5.6 million (CDN$7.2 million), common shares representing 9.9% of the issued and outstanding shares of Integra, and a 2.5% net smelter return royalty that will be reduced to 1% when royalty payments have accumulated to $7.8 million (CDN$10.0 million). In connection with the sale, the Company recognized a gain on disposition of $44.2 million in other income (expense). See Note 7 xi.

KINROSS ANNUAL REPORT 2017 FS 25

iv.	Acquisition of La Coipa mining concessions

Compania Minera de Oro (“MDO”), a subsidiary of the Company, currently holds a 50% ownership interest in the Phase 7 deposit through its 50% ownership of Minera La Coipa (“MLC”), with the remaining 50% held by Salmones de Chile Alimentos S.A. (“SDCA”). Pursuant to an agreement signed on February 2, 2018, MDO, MLC and SDCA have agreed, among other things, to spin out the Phase 7 concessions into a new company and MDO has agreed to purchase SDCA’s 50% interest in such company in exchange for payments to SDCA totaling $65 million ($35 million on closing and $30 million on or before January 31, 2019). Following completion of the transaction, MDO will have a 100% ownership interest in the Phase 7 deposit. The transaction is subject to certain conditions and is expected to close within 90 days.

v.	Acquisition of power plants in Brazil

On February 14, 2018, Kinross Brasil Mineracao (“KBM”), a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $257.0 million. The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. The transaction is subject to regulatory approvals and is expected to close in approximately three to six months.

KINROSS ANNUAL REPORT 2017 FS 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

7.	CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.	Cash and cash equivalents:

	December 31, 2017	December 31, 2016
Cash on hand and balances with banks	$600.8	$514.0
Short-term deposits	425.0	313.0
	$1,025.8	$827.0

Restricted cash:

	December 31, 2017	December 31, 2016
Restricted cash(a)	$12.1	$11.6

(a)	Restricted cash relates to loan escrow judicial deposits and environmental indemnities.

ii.	Accounts receivable and other assets:

	December 31, 2017	December 31, 2016
Trade receivables	$4.5	$20.1
Prepaid expenses	19.8	21.9
VAT receivable	36.2	59.3
Deposits	11.1	11.4
Other	19.7	14.6
	$91.3	$127.3

iii.	Inventories:

	December 31, 2017	December 31, 2016
Ore in stockpiles (a)	$242.6	$242.3
Ore on leach pads (b)	358.5	301.6
In-process	122.3	78.6
Finished metal	91.5	49.1
Materials and supplies	519.3	534.1
	1,334.2	1,205.7
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(239.9)	(218.9)
	$1,094.3	$986.8

(a)	Ore in stockpiles relates to the Company's operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in other long-term assets on the consolidated balance sheet. See Note 7 vii.
(b)	Ore on leach pads relates to the Company's Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Tasiast in 2018, Fort Knox in 2021, Bald Mountain in 2023 and Round Mountain in 2024. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in other long-term assets on the consolidated balance sheet. See Note 7 vii.
(c)	During the year ended December 31, 2016, inventory impairment charges of $71.3 million were recorded within cost of sales to reduce the carrying value of inventory to its net realizable value. See Note 8 ii.

KINROSS ANNUAL REPORT 2017 FS 27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

iv.	Property, plant and equipment:

		Mineral Interests (a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2017	$7,791.3	$7,970.2	$164.3	$15,925.8
Additions	626.9	298.5	-	925.4
Capitalized interest	13.8	11.3	-	25.1
Disposals	(44.5)	-	(133.2)	(177.7)
Other	(12.8)	31.5	(15.6)	3.1
Balance at December 31, 2017	8,374.7	8,311.5	15.5	16,701.7

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2017	$(5,076.4)	$(5,852.4)	$(79.4)	$(11,008.2)
Depreciation, depletion and amortization	(529.3)	(371.5)	-	(900.8)
Impairment, net of reversals (b)	260.9	(282.4)	-	(21.5)
Disposals	38.8	-	79.2	118.0
Other	(2.4)	0.2	0.2	(2.0)
Balance at December 31, 2017	(5,308.4)	(6,506.1)	-	(11,814.5)

Net book value	$3,066.3	$1,805.4	$15.5	$4,887.2

Amount included above as at December 31, 2017:
Assets under construction	$534.2	$116.4	$-	$650.6
Assets not being depreciated (c)	$723.3	$342.8	$15.5	$1,081.6

(a)	At December 31, 2017, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte.
(b)	At December 31, 2017, an impairment charge was recorded at Paracatu and impairment reversals were recorded at Fort Knox and Tasiast, entirely related to property, plant and equipment. See Note 8 i.
(c)	Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

KINROSS ANNUAL REPORT 2017 FS 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

		Mineral Interests (a)
		Development and
	Land, plant and	operating	Pre-development
	equipment	properties	properties	Total
Cost
Balance at January 1, 2016	$7,332.2	$7,651.4	$164.3	$15,147.9
Additions	445.6	207.7	-	653.3
Acquisitions (b)	417.4	400.1	-	817.5
Book value of Round Mountain prior to remeasurement on acquisition	(359.4)	(294.7)	-	(654.1)
Capitalized interest	10.4	4.8	-	15.2
Disposals	(57.8)	(0.7)	-	(58.5)
Other	2.9	1.6	-	4.5
Balance at December 31, 2016	7,791.3	7,970.2	164.3	15,925.8

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2016	$(4,835.1)	$(5,639.7)	$(79.4)	$(10,554.2)
Depreciation, depletion and amortization	(528.1)	(399.4)	-	(927.5)
Impairment, net of reversals (c)	(68.3)	-	-	(68.3)
Book value of Round Mountain prior to remeasurement on acquisition	305.4	187.6	-	493.0
Disposals	50.4	-	-	50.4
Other	(0.7)	(0.9)	-	(1.6)
Balance at December 31, 2016	(5,076.4)	(5,852.4)	(79.4)	(11,008.2)

Net book value	$2,714.9	$2,117.8	$84.9	$4,917.6

Amount included above as at December 31, 2016:
Assets under construction	$373.5	$119.4	$-	$492.9
Assets not being depreciated (d)	$545.3	$322.3	$84.9	$952.5

(a)	At December 31, 2016, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.
(b)	Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016.
(c)	At September 30, 2016, an impairment charge was recorded against property, plant and equipment at Maricunga. See Note 8 i.
(d)	Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Fort Knox, Round Mountain, Kupol, Paracatu, and Tasiast and had a weighted average borrowing rate of 5.54% and 4.9% during the years ended December 31, 2017 and 2016, respectively.

At December 31, 2017, $164.4 million of exploration and evaluation ("E&E") assets were included in mineral interests (December 31, 2016 - $216.8 million). During the year ended December 31, 2017, the Company acquired $nil E&E assets, disposed of $54.1 million E&E assets and transferred $0.2 million E&E assets to capitalized development (year ended December 31, 2016 - $nil, $nil and $nil, respectively). During the year ended December 31, 2017, the Company capitalized $1.9 million and expensed $6.7 million of E&E costs, respectively (year ended December 31, 2016 - $1.2 million and $6.8 million, respectively). Expensed E&E costs are included in operating cash flows.

KINROSS ANNUAL REPORT 2017 FS 29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

v.	Goodwill:

As at December 31, 2017 and December 31, 2016, goodwill of $162.7 million is comprised of goodwill for Kupol of $158.8 million (net of accumulated impairment of $668.4 million) and for other operations of $3.9 million (net of accumulated impairment of $nil).

vi.	Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in AOCI as follows:

	December 31, 2017		December 31, 2016
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Investments in an unrealized gain position	$125.1	$26.6	$110.2	$30.3
Investments in an unrealized loss position	62.9	(19.7)	32.7	(6.7)
	$188.0	$6.9	$142.9	$23.6

vii.	Other long-term assets:

	December 31, 2017	December 31, 2016
Long-term portion of ore in stockpiles and ore on leach pads (a)	$239.9	$218.9
Deferred charges, net of amortization	8.9	8.6
Long-term receivables (b)	272.8	147.2
Advances for the purchase of capital equipment	6.4	2.8
Other	46.0	33.8
	$574.0	$411.3

(a)	Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months. At December 31, 2017, long-term ore in stockpiles was at the Company's Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company's Fort Knox, Round Mountain, and Tasiast mines.

(b)	Long-term receivables includes an estimated benefit of $124.4 million related to the enactment of U.S. Tax Reform legislation in December 2017. See Note 17.

viii.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2017	2016
Trade payables	$77.4	$86.8
Accrued liabilities	274.2	251.4
Employee related accrued liabilities	131.0	126.6
	$482.6	$464.8

ix.	Accumulated other comprehensive income:

	Long-term	Derivative
	Investments	Contracts	Total
Balance at December 31, 2015	$(18.7)	$(12.6)	$(31.3)
Other comprehensive income before tax	42.3	37.6	79.9
Tax	-	(9.5)	(9.5)
Balance at December 31, 2016	$23.6	$15.5	$39.1
Other comprehensive loss before tax	(16.4)	(2.4)	(18.8)
Tax	(0.3)	1.1	0.8
Balance at December 31, 2017	$6.9	$14.2	$21.1

KINROSS ANNUAL REPORT 2017 FS 30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Consolidated Statements of Operations

x.	Other operating expense:

	Years ended December 31,
	2017	2016
Other operating expense	$129.6	$209.3
	$129.6	$209.3

Other operating expense for the year ended December 31, 2017 includes the write-off of value-added tax ("VAT") receivables and settlement of VAT disputes, costs related to the temporary curtailment of mining activities at Paracatu, costs related to the Fort Knox Gilmore Feasibility study, reclamation expenses related to properties where mining activities have ceased or are in reclamation, and care and maintenance and other costs.

Other operating expense for the year ended December 31, 2016 includes the write-off of VAT receivables and settlement of VAT disputes due to regulatory changes in Brazil, costs related to the suspension of mining activities at Maricunga and Tasiast, reclamation expenses related to properties where mining activities have ceased or are in reclamation, and care and maintenance and other costs.

xi.	Other income (expense) - net:

	Years ended December 31,
	2017	2016
Gain on disposition of associate and other interests - net(a)	$55.2	$-
Gain on disposition of other assets - net	1.9	9.7
Reversal of impairment charges (b)	97.0	-
Foreign exchange losses	(4.9)	(6.3)
Net non-hedge derivative gains (losses)	0.3	(0.4)
Other (c)	38.6	19.5
	$188.1	$22.5

(a)	During the year ended December 31, 2017, the Company recognized a gain on disposition of its interests in Cerro Casale and Quebrada Seca of $12.7 million, a loss on disposition of its interest in White Gold of $1.7 million, and a gain on disposition of its interest in DeLamar of $44.2 million. See Note 6.
(b)	During the year ended December 31, 2017, the Company recognized a reversal of impairment charges related to the sale of its interest in Cerro Casale. See Note 6 i.
(c)	Other includes insurance recoveries of $17.5 million and $9.9 million related to a settlement of a royalty agreement.

xii.	Finance expense:

	Years ended December 31,
	2017	2016
Accretion on reclamation and remediation obligations	$(31.3)	$(34.2)
Interest expense, including accretion on debt (a)	(86.5)	(100.4)
	$(117.8)	$(134.6)

(a)	During the years ended December 31, 2017 and 2016, $25.1 million and $15.2 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7 iv.

Total interest paid, including interest capitalized, during the year ended December 31, 2017 was $80.9 million (year ended December 31, 2016 - $95.3 million).

KINROSS ANNUAL REPORT 2017 FS 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

xiii.	Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,
	2017	2016
Salaries, short-term incentives, and other benefits	$678.5	$665.7
Share-based payments	25.9	26.8
Other	11.2	19.2
	$715.6	$711.7

8.	IMPAIRMENT, NET OF REVERSALS

	Years ended December 31,
	2017	2016
Property, plant and equipment (i)	$21.5	$68.3
Inventory and other assets (ii)	-	71.3
	$21.5	$139.6

i.	Property, plant and equipment

At December 31, 2017, upon completion of the annual assessment of the carrying values of its CGUs, the Company recorded a net impairment charge of $21.5 million. The impairment charge was entirely related to property, plant and equipment and included an impairment charge of $253.0 million at Paracatu, partially offset by impairment reversals at Tasiast and Fort Knox of $142.9 million and $88.6 million, respectively. The impairment reversals at Tasiast and Fort Knox were mainly due to an increase in the Company's short-term and long-term gold price estimates, as well as Tasiast Phase Two progressing as planned and additions to Fort Knox's mineral reserve estimates. For Tasiast, the reversal represents a partial reversal of the total impairment charges previously recorded. For Fort Knox, the reversal represents a full reversal of the remaining impairment charge recorded in 2015. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess its recoverable amount. The tax impact on the impairment reversal at Paracatu was a recovery of $86.0 million. The tax impact on the impairment reversal at Fort Knox was an expense of $2.4 million. There was no tax impact on the impairment reversal at Tasiast. The net tax recovery of $83.6 million was recorded within income tax expense. After giving effect to the impairment charge and impairment reversals, the carrying values of Paracatu, Tasiast, and Fort Knox were $1,275.6 million, $1,417.5 million, and $420.2 million, respectively, as at December 31, 2017. The significant estimates and assumptions used in the impairment assessment are disclosed in Note 3 to the financial statements.

As at September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga CGU. The recoverable amount was determined by considering observable market values for comparable assets. As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment, resulting in a carrying amount of $(10.9) million for the Maricunga CGU. The carrying amount was negative as a result of reclamation and remediation obligations. No impairment charges were recorded as a result of the annual assessment of the carrying value of the Company's CGUs at December 31, 2016.

Key assumptions and sensitivity

The significant estimates and assumptions used in the Company's annual impairment assessments are disclosed in Note 3 to the financial statements. The Company performed a sensitivity analysis on all key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

KINROSS ANNUAL REPORT 2017 FS 32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

ii.	Inventory and other assets

In 2016, the Company recognized impairment charges of $71.3 million related to metals and supplies inventory at Maricunga, resulting from the suspension of mining during the year.

9.	INVESTMENTS IN ASSOCIATE AND JOINT VENTURES

The investments in associate and joint ventures are accounted for under the equity method and had the following carrying values:

	December 31,	December 31,
	2017	2016
Cerro Casale(a)	$-	$139.5
Puren	18.2	18.6
Bald Mountain Exploration Joint Venture (b)	5.5	5.5
	$23.7	$163.6

(a)	On June 9, 2017, the Company completed the sale of its interest in the Cerro Casale project in Chile to Goldcorp Inc. See Note 6i.
(b)	As part of the Company's acquisition of Bald Mountain on January 11, 2016, it acquired an associated land package, of which approximately 40% is subject to a 50/50 joint venture between the Company and Barrick.

There are no publicly quoted market prices for Puren or the Bald Mountain Exploration Joint Venture.

The equity in losses of associate and joint ventures is as follows:

	Years ended December 31,
	2017	2016
Cerro Casale (a),(b)	$(0.5)	$(0.6)
Puren (a)	(0.1)	(0.2)
Bald Mountain Exploration Joint Venture (a)	(0.7)	(0.4)
	$(1.3)	$(1.2)

(a)	Represents Kinross' share of the net earnings (loss) and other comprehensive income (loss).
(b)	On June 9, 2017, the Company completed the sale of its interest in Cerro Casale project in Chile to Goldcorp Inc. See Note 6i.

KINROSS ANNUAL REPORT 2017 FS 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

10.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement:

Carrying valúes for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2017 include:

				Aggregate
	Level 1	Level 2	Level 3	Fair Value
Available-for-sale investments	$188.0	$-	$-	$188.0
Derivative contracts:
Foreign currency forward and collar contracts	-	6.1	-	6.1
Energy swap contracts	-	12.9	-	12.9
Total return swap contracts	-	0.6	-	0.6
	$188.0	$19.6	$-	$207.6

During the year ended December 31, 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company's derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

KINROSS ANNUAL REPORT 2017 FS 34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

The following table summarizes information about derivative contracts outstanding at December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
	Asset / (Liability) Fair Value	AOCI	Asset / (Liability) Fair Value	AOCI
Currency contracts
Foreign currency forward and collar contracts (a) (i)	6.1	4.4	8.9	5.9

Commodity contracts
Energy swap contracts (b) (ii)	12.9	9.8	12.3	9.6

Other contracts
Total return swap contracts (iii)	0.6	-	(6.2)	-

Total all contracts	$19.6	$14.2	$15.0	$15.5

Unrealized fair value of derivative assets
Current	17.0		16.1
Non-current	3.9		6.0
	$20.9		$22.1

Unrealized fair value of derivative liabilities
Current	(1.1)		(7.1)
Non-current	(0.2)		-
	$(1.3)		$(7.1)
Total net fair value	$19.6		$15.0

(a)	Of the total amount recorded in AOCI at December 31, 2017, $4.2 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(b)	Of the total amount recorded in AOCI at December 31, 2017, $7.3 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

KINROSS ANNUAL REPORT 2017 FS 35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

(i)	Foreign currency forward and collar contracts

The following table provides a summary of foreign currency forward and collar contracts outstanding at December 31, 2017, maturing in 2018 and 2019:

Foreign currency	2018	2019	2020
Brazilian real forward buy contracts
(in millions of U.S. dollars)	$69.6	$-	$-
Average price (Brazilian reais)	3.32	-	-
Brazilian real zero cost collars
(in millions of U.S. dollars)	$25.2	$60.0	$-
Average put strike (Brazilian reais)	3.75	3.45	-
Average call strike (Brazilian reais)	4.12	3.64	-
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	$40.5	$18.0	$-
Average rate (Canadian dollars)	1.35	1.28	-
Russian rouble zero cost collars
(in millions of U.S. dollars)	$24.0	$-	$-
Average put strike (Russian roubles)	60.0	-	-
Average call strike (Russian roubles)	71.2	-	-

During 2017, the Company entered into the following new forward buy and zero cost collar derivative contracts:

¥$58.5 million Canadian dollars at an average rate of 1.33 maturing in 2018 to 2019;

¥$24.0 million Russian roubles with an average put strike of 60.00 and an average call strike of 71.24 maturing in 2018;

¥$69.6 million Brazilian reais at an average rate of 3.32 maturing in 2018; and

¥$60.0 million Brazilian reais with an average put strike of 3.45 and an average call strike of 3.64 maturing in 2019.

At December 31, 2017, the unrealized gain or loss on the derivative contracts recorded in AOCI is as follows:

¥	Brazilian real forward buy contracts - unrealized loss of $0.7 million (December 31, 2016 - $nil);

¥	Brazilian real zero cost collar contracts - unrealized gain of $1.8 million (December 31, 2016 - $6.0 million gain);

¥	Canadian dollar forward buy contracts - unrealized gain of $2.6 million (December 31, 2016 - $0.2 million loss); and

¥	Russian rouble zero cost collar contracts - unrealized gain of $0.7 million (December 31, 2016 - $0.1 million gain).

(ii)	Energy swap contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy swap contracts outstanding at December 31, 2017, maturing in 2018 to

2020:

Energy	2018	2019	2020
WTI oil swap contracts (barrels)	907,482	594,451	90,000
Average price	$48.48	$49.86	$5.40

During 2017, the following new commodity derivative contracts were entered into:

¥1,048,000 barrels of WTI oil at an average rate of $49.46 per barrel maturing from 2017 to 2020.

At December 31, 2017, the unrealized gain or loss on these derivative contracts recorded in AOCI is as follows:

¥	WTI oil swap contracts - unrealized gain of $9.8 million (December 31, 2016 - $9.6 million gain).

KINROSS ANNUAL REPORT 2017 FS 36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

(iii)	Total return swap contracts

The Company enters into total return swaps ("TRS") as economic hedges of the Company's DSUs and cash-settled RSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2017, 5,695,000 TRS units were outstanding.

At December 31, 2017, 74% of the DSUs were economically hedged (December 31, 2016 - 90%) and 102% of cash-settled RSUs were economically hedged (December 31, 2016 - 84%), although hedge accounting was not applied.

(b)	Non-recurring fair value measurement:

Property, plant and equipment was written down to its recoverable amount at Paracatu during the year ended December 31, 2017 and at Maricunga during the year ended December 2016. In addition, the Company recognized a reversal of impairment charges related to the property, plant and equipment at Tasiast and Fort Knox due to changes in the estimates used to determine the recoverable amount of the Tasiast and Fort Knox CGUs since the last impairment loss was recognized. Certain assumptions used in the calculation of the recoverable amount are categorized as Level 3 in the fair value hierarchy.

(c)	Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 12.

KINROSS ANNUAL REPORT 2017 FS 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

11.	CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company's operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company's practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company's hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.	Capital management

The Company's objectives when managing capital are to:

¥	Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
¥	Ensure the Company has the capital and capacity to support a long-term growth strategy;
¥	Provide investors with a superior rate of return on their invested capital;
¥	Ensure compliance with all bank covenant ratios; and
¥	Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company's quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders' equity ratio as noted in the table below:

	December 31,	December 31,
	2017	2016
Long-term debt	$1,732.6	$1,733.2
Current portion of long-term debt	-	-
Total debt	1,732.6	1,733.2
Common shareholders' equity	4,583.6	4,145.5
Total debt / total debt and common shareholders ' equity ratio	27.4%	29.5%
Company target	0 - 30%	0 - 30%

ii.	Gold and silver price risk management

No derivatives to hedge metal sales were outstanding in 2017 and 2016.

KINROSS ANNUAL REPORT 2017 FS 38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

iii.	Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Brazilian reais, and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

At December 31, 2017, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company's net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and other.

		10% strengthening in	10% weakening in
		U.S. dollar	U.S. dollar
	Foreign currency net	Effect on earnings before	Effect on earnings before
	working capital	taxes, gain (loss) (a)	taxes, gain (loss) (a)
Canadian dollars	(24.5)	2.2	(2.7)
Brazilian reais	(37.2)	3.4	(4.1)
Chilean pesos	(15.5)	1.4	(1.7)
Russian roubles	14.9	(1.4)	1.7
Euros	(3.1)	0.3	(0.3)
Mauritanian ouguiya	(21.8)	2.0	(2.4)
Ghanaian cedi	12.9	(1.2)	1.4
Other (b)	(0.8)	0.1	(0.1)

(a)	As described in Note 3 (ii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.
(b)	Includes British pounds, Australian dollars and South African rand.

At December 31, 2017, with other variables unchanged, the following represents the effect of the Company's foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real and Russian rouble.

	10% strengthening in	10% weakening in
	U.S. dollar	U.S. dollar
	Effect on OCI before	Effect on OCI before
	taxes, gain (loss) (a)	taxes, gain (loss) (a)
Canadian dollars	$(5.6)	$6.8
Brazilian reais	$(12.5)	$15.6
Russian roubles	$(1.1)	$2.2

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

KINROSS ANNUAL REPORT 2017 FS 39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

iv.	Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

At December 31, 2017, with other variables unchanged, the following represents the effect of the Company's energy swap contracts on OCI before taxes from a 10% change in WTI oil prices.

	10% increase in	10% decrease in
	price	price
	Effect on OCI before	Effect on OCI before
	taxes, gain (loss) (a)	taxes, gain (loss) (a)
WTI oil	$9.0	$(8.9)

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which will be to earnings.

v.	Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2017 -$1,025.8 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities at December 31, 2017 are as follows:

		2018	2019, 2020	2021, 2022	2023+
	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
Long-term debt(a)	$2,684.0	$95.6	$190.2	$664.5	$1,733.7

(a)	Includes long-term debt, interest and the full face value of the senior notes.

vi.	Credit risk management

Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company generally transacts with highly-rated counterparties and a limit on contingent exposure has been established for counterparties based on their credit ratings. As at December 31, 2017, the Company's maximum exposure to credit risk was the carrying value of cash and cash equivalents, accounts receivable and derivative contracts.

KINROSS ANNUAL REPORT 2017 FS 40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

12.	LONG-TERM DEBT AND CREDIT FACILITIES

			December 31, 2017				December 31, 2016
				Deferred
			Nominal	Financing	Carrying	Fair	Carrying	Fair
		Interest Rates	Amount	Costs	Amount (a)	Value (b)	Amount (a)	Value (b)

Corporate term loan facility	(i)	Variable	$-	$-	$-	$-	$497.4	$497.4
Sénior notes	(ii)	4.50%-6.875%	1,745.7	(13.1)	1,732.6	1,848.4	1,235.8	1,245.7
Long-term debt			$1,745.7	$(13.1)	$1,732.6	$1,848.4	$1,733.2	$1,743.1

(a)	Includes transaction costs on debt financings.
(b)	The fair value of debt is primarily determined using quoted market determined variables. See Note 10 (c).

Scheduled debt repayments

						2023 and
	2018	2019	2020	2021	2022	thereafter	Total
Sénior notes	$-	$-	$-	$500.0	$-	$1,250.0	$1,750.0
Total debt payable	$-	$-	$-	$500.0	$-	$1,250.0	$1,750.0

(i)	Corporate revolving credit and term loan facilities

On July 12, 2017, the Company fully repaid the outstanding balance on the term loan with proceeds from the $500.0 million offering of debt securities completed on July 6, 2017.

On July 28, 2017, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2021 to August 10, 2022.

As at December 31, 2017, the Company had utilized $21.0 million (December 31, 2016 - $104.5 million) of its $1,500.0 million revolving credit facility. The amount utilized was entirely for letters of credit. On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility, and repaid the amount in full on March 4, 2016.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin which is dependent on the Company's credit rating. Based on the Company's credit rating at December 31, 2017, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan:
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The revolving credit facility's credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2017.

KINROSS ANNUAL REPORT 2017 FS 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

(ii)	Senior notes

On July 6, 2017, the Company completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. The Company received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The notes rank equally with the Company's existing senior notes.

As at December 31, 2017, the Company's $1,750.0 million of senior notes consisted of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

In September 2016, the Company repaid its $250.0 million 3.625% notes in full on the maturity date.

The senior notes referred to above (collectively, the "notes") pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2021, 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(iii)	Other

The maturity date for the Company's Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended by one year to June 30, 2018, effective July 1, 2017. Effective December 5, 2017, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with EDC from $250.0 million to $300.0 million. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 0.95% to 1.00%. As at December 31, 2017, $215.2 million (December 31, 2016 - $215.1 million) was utilized under this facility.

In addition, at December 31, 2017, the Company had $230.2 million (December 31, 2016 - $117.7 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks.

As at December 31, 2017, $254.7 million (December 31, 2016 - $216.7 million) of surety bonds were outstanding with respect to Kinross' operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

(iv)	Changes in liabilities arising from financing activities

		Year ended December 31,2017
		Changes from financing cash flows				Other changes
	Balance as at	Debt	Debt	Interest		Interest	Capitalized	Capitalized	Other cash	Other non-	Balance as at
	January 1, 2017	issued	repayments	paid	Other	expense	interest	interest paid	changes	cash changes	December 31, 2017
Long-term debt	$1,733.2	$494.7	$(500.0)	$-	$-	$-	$-	$-	-	$4.7	$1,732.6
Accrued interest payable(a)	23.4	-	-	(62.9)	-	86.5	25.1	(18.0)	(12.0)	(8.3)	33.8
	$1,756.6	$494.7	$(500.0)	$(62.9)	$-	$86.5	$25.1	$(18.0)	$(12.0)	$(3.6)	$1,766.4

(a)	Included in Accounts Payable and Accrued Liabilities.

KINROSS ANNUAL REPORT 2017 FS 42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

		Year ended December 31, 2016
		Changes from financing cash flows				Other changes
	Balance as at	Debt	Debt	Interest		Interest	Capitalized	Capitalized	Other cash	Other non-	Balance as at
	January 1, 2016	issued	repayments	paid	Other	expense	interest	interest paid	changes	cash changes	December 31, 2016
Long-term debt	$1,981.4	$175.0	$(425.0)	$-	$-	$-	$-	$-	$(1.2)	$3.0	$1,733.2
Accrued interest payable (a)	26.7	-	-	(73.5)	-	100.4	15.2	(21.8)	(12.3)	(11.3)	23.4
	$2,008.1	$175.0	$(425.0)	$(73.5)	$-	$100.4	$15.2	$(21.8)	$(13.5)	$(8.3)	$1,756.6

(a)	Included in Accounts Payable and Accrued Liabilities.

KINROSS ANNUAL REPORT 2017 FS 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

13.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2017	$908.3	$46.1	$954.4
Additions	9.7	6.2	15.9
Reductions	(19.4)	(16.4)	(35.8)
Reclamation spending	(42.6)	-	(42.6)
Accretion	31.3	-	31.3
Reclamation expense	11.4	-	11.4
Dispositions (a)	(37.3)	(0.3)	(37.6)
Balance at December 31, 2017	$861.4	$35.6	$897.0

Current portion	62.3	4.2	66.5
Non-current portion	799.1	31.4	830.5
	$861.4	$35.6	$897.0

(a) On November 3, 2017, the Company completed the sale of its interest in the DeLamar reclamation property. See Note 6 iii.

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the year ended December 31, 2017 is a $11.4 million expense (year ended December 31, 2016 – $27.2 million expense) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed. The majority of the expenditures are expected to occur between 2018 and 2041. The discount rates used in estimating the site restoration cost obligation were between 1.8% and 11.6% for the year ended December 31, 2017 (year ended December 31, 2016 – 0.9% and 13.9%), and the inflation rate used was between 1.8% and 5.0% for the year ended December 31, 2017 (year ended December 31, 2016 – 2.4% and 5.6%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2017, letters of credit totaling $411.5 million (December 31, 2016 – $402.0 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at December 31, 2017, $254.7 million (December 31, 2016 – $216.7 million) of surety bonds were issued with respect to Kinross' operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

KINROSS ANNUAL REPORT 2017 FS 44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

14.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2017 and 2016 is as follows:

	Years ended		Year ended
	December 31, 2017		December 31, 2016
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000s)
Common shares
Balance at January 1,	1,245,050	$14,894.2	1,146,540	$14,603.5
Equity issuance (a)	-	-	95,910	275.7
Under share option and restricted share plans	1,954	8.3	2,600	15.0
Balance at end of period	1,247,004	$14,902.5	1,245,050	$14,894.2

Total common share capital		$14,902.5		$14,894.2

(a)	On March 4, 2016, the Company completed a public equity offering of 83.4 million common shares at a price of $3.00 per common share for gross proceeds of approximately $250.0 million. On March 15, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering to cover over-allotments, and as a result, an additional 12.5 million common shares were issued at a price of $3.00 per common share. The sale was completed on March 18, 2016 and increased the gross proceeds from the offering to $287.7 million. Transaction costs of $12.0 million resulted in net proceeds of $275.7 million.

KINROSS ANNUAL REPORT 2017 FS 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

15.	SHARE-BASED PAYMENTS

Share-based compensation recorded during the years ended December 31, 2017 and 2016 was as follows:

	Years ended December 31,
	2017	2016
Share option plan expense (i)	$2.4	$2.8
Restricted share unit plan expense, including restricted performance shares (ii)	23.4	24.0
Deferred share units expense (iii)	1.2	1.2
Employer portion of employee share purchase plan (iv)	2.0	2.0
Total share-based compensation	$29.0	$30.0

(i)	Share option plan

The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed 31.2 million common shares. Additionally, the aggregate number of Common Shares reserved for issuance under the share option plan to insiders, at any one time upon the exercise of Options and pursuant to all other compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Each option granted under the plan on or after February 16, 2011 is for a maximum term of seven years. One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The stock options outstanding at December 31, 2017 expire at various dates to 2024. The number of common shares available for the granting of options as at December 31, 2017 was 12.5 million.

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2017 and 2016:

	2017		2016
		Weighted average		Weighted average
	Number of options	exercise price	Number of options	exercise price
	(000's)	(CDN$/option)	(000s)	(CDN$/option)
Balance at January 1	12,429	$6.95	13,513	$7.57
Granted	1,669	5.06	1,872	4.17
Exercised	(265)	4.09	(708)	5.17
Forfeited	(1,567)	8.74	(1,300)	6.57
Expired	(93)	7.38	(948)	12.17
Outstanding at end of period	12,173	$6.52	12,429	$6.95
Exercisable at end of period	8,539	$7.41	7,911	$8.51

For the year ended December 31, 2017, the weighted average share price at the date of exercise was CDN$5.51.

KINROSS ANNUAL REPORT 2017 FS 46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2017:

		Options outstanding			Options exercisable
				Weighted			Weighted
				average			average
			Weighted	remaining		Weighted	remaining
Exercise price range in		Number of	average	contractual	Number of	average	contractual
CDN$:		options	exercise price	life	options	exercise price	life
		(000's)	(CDN$)	(years)	(000's)	(CDN$)	(years)
$2.96	$4.22	4,169	$3.87	4.12	2,151	$3.81	3.81
4.23	9.53	6,145	6.41	3.32	4,528	6.89	2.31
9.54	14.31	1,140	10.70	1.20	1,141	10.70	1.20
14.32	16.25	719	16.25	0.15	719	16.25	0.15
		12,173	$6.52	3.21	8,539	$7.41	2.36

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the years ended December 31, 2017 and 2016:

	2017	2016
Weighted average share price (CDN$)	$5.06	$4.17
Expected dividend yield	0.0%	0.0%
Expected volatility	49.3%	56.9%
Risk-free interest rate	1.1%	0.6%
Expected option life (in years)	4.5	4.5
Weighted average fair value per stock option granted (CDN$)	$2.09	$1.92

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company's shares.

(ii)	Restricted Share Plan

The Company has a Restricted Share Plan whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. The current maximum number of common shares issuable under this plan is 12.3 million.

(a)	Restricted share units

RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period.

The following table summarizes information about the RSUs outstanding at December 31, 2017 and 2016:

	2017		2016
		Weighted average		Weighted average
	Number of units	fair value	Number of units	fair value
	(000's)	(CDN$/unit)	(000's)	(CDN$/unit)
Balance at January 1	9,219	$4.01	9,041	$4.41
Granted	5,128	5.07	5,502	4.14
Redeemed	(4,847)	4.01	(4,435)	4.96
Forfeited	(1,223)	4.24	(889)	4.11
Outstanding at end of period	8,277	$4.63	9,219	$4.01

As at December 31, 2017, the Company had recognized a liability of $11.3 million (December 31, 2016 - $11.4 million) in respect of its cash-settled RSUs.

KINROSS ANNUAL REPORT 2017 FS 47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

(b)	Restricted performance share units

The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

The following table summarizes information about the RPSUs outstanding at December 31, 2017 and 2016:

	2017		2016
		Weighted average		Weighted average
	Number of units	fair value	Number of units	fair value
	(000's)	(CDN$/unit)	(000's)	(CDN$/unit)
Balance at January 1	4,993	$4.51	4,313	$4.88
Granted	1,209	5.32	1,887	4.47
Redeemed	(889)	5.39	(495)	6.55
Forfeited	(427)	4.81	(712)	5.20
Outstanding at end of period	4,886	$4.52	4,993	$4.51

(iii)	Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the DSU issue date. At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the Deferred Share Unit Plan.

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2017 and 2016 are as follows:

	Years ended December 31,
	2017	2016
DSUs granted (000's)	297	308
Weighted average grant-date fair value (CDN$/ unit )	$5.15	$4.97

There were 1,618,348 DSUs outstanding, for which the Company had recognized a liability of $7.0 million, as at December 31, 2017 (December 31, 2016 - $4.1 million).

(iv)	Employee share purchase plan ("SPP")

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees' contributions.

The compensation expense related to the employee SPP for the year ended December 31, 2017 was $2.0 million (year ended December 31 2016 — $2.0 million).

KINROSS ANNUAL REPORT 2017 FS 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

16.	EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings attributable to common shareholders of Kinross for the year ended December 31, 2017 was $445.4 million (year ended December 31, 2016 – $104.0 million loss).

Earnings (loss) per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

	Years ended December 31,
(Number of common shares in thousands)	2017	2016
Basic weighted average shares outstanding:	1,246,619	1,227,007
Weighted average shares dilution adjustments:
Stock options	1,606	-
Restricted shares	3,905	-
Restricted performance shares	4,915	-
Diluted weighted average shares outstanding	1,257,045	1,227,007

Weighted average shares dilution adjustments - exclusions: (a)
Stock options (b)	7,199	12,429
Restricted shares	-	3,625
Restricted performance shares	-	4,786

(a)	These adjustments were excluded, as they are anti-dilutive.
(b)	Anti-dilutive stock options were determined using the Company's average share price for the year. For the years ended December 31, 2017 and 2016, the average share price used was $4.00 and $3.91, respectively.

KINROSS ANNUAL REPORT 2017 FS 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

17.	INCOME TAX EXPENSE (RECOVERY)

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,
	2017	2016
Current tax expense (recovery)
Current period	$63.2	$223.9
Adjustment for prior period	(10.0)	(24.6)

Deferred tax expense (recovery)
Origination and reversal of temporary differences	(83.0)	(143.6)
Impact of changes in tax rate	(0.1)	-
Change in unrecognized deductible temporary differences	7.5	(6.7)
Recognition of previously unrecognized tax losses	(0.8)	0.6
Total tax expense (recovery)	$(23.2)	$49.6

The $23.2 million income tax recovery recognized in 2017 includes a net benefit of $93.4 million due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The estimated net benefit includes a benefit of $124.4 million in respect of the collectability of the Alternative Minimum Tax ("AMT") credit, which is partially offset by the write-down of net deferred tax assets to reflect the reduction in the U.S. corporate tax rate from 35% to 21% beginning January 1, 2018. Further guidance on the implementation and application of the U.S. Tax Reform legislation will be forthcoming in regulations to be issued by the Department of the Treasury, legislation or guidance from the states in which the Company operates, and directions from the Office of Management and Budget. Such legislation, regulations, directions, and additional guidance may require changes to the estimated net benefit recorded and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, and additional guidance are enacted or released by the relevant authorities.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2017	2016
Combined statutory income tax rate	26.5%	26.5%

Increase (decrease) resulting from:
Mining taxes	5.0%	4.4%
Resource allowance and depletion	0.0%	1.1%
Difference in foreign tax rates and foreign exchange on deferred income taxes within income tax expense	(19.1)%	94.0%
Benefit of losses not recognized	33.9%	(160.1)%
Recognition of tax attributes not previously benefited	(3.5)%	(44.0)%
Under (over) provided in prior periods	(8.9)%	(8.2)%
Income not subject to tax	(3.0)%	109.2%
Effect of non-taxable impairment reversal	(17.6)%	0.0%
Enacted rate change	0.1%	0.0%
Accounting expenses disallowed for tax	9.8%	(17.2)%
Taxes on repatriation of foreign earnings	3.8%	(79.9)%
AMT Credit recovery due to U.S. Tax Reform	(29.7)%	0.0%
Other	(2.8)%	(9.2)%
Effective tax rate	(5.5)%	(83.4)%

KINROSS ANNUAL REPORT 2017 FS 50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

i.	Deferred income tax

The following table summarizes the components of deferred income tax:

	December 31, 2017	December 31, 2016
Deferred tax assets
Accrued expenses and other	$28.3	$39.3
Property, plant and equipment	43.3	25.5
Reclamation and remediation obligations	50.2	118.1
Inventory capitalization	3.4	8.8
Non-capital loss	6.2	-
	131.4	191.7
Deferred tax liabilities
Accrued expenses and other	4.9	14.5
Property, plant and equipment	316.8	442.0
Inventory capitalization	32.0	31.4
Deferred tax liabilities - net	$222.3	$296.2

For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

	December 31,	December 31,
	2017	2016

Balance at the beginning of the period	$296.2	$422.5
Recognized in profit/loss	(76.4)	(149.7)
Recognized in OCI	(0.8)	9.5
Other	3.3	13.9
Balance at the end of the period	$222.3	$296.2

ii.	Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2017 is $6.5 billion (December 31, 2016 – $6.5 billion).

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2017	2016
Deductible temporary differences	$777.0	$721.4
Tax losses	505.4	458.5

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

KINROSS ANNUAL REPORT 2017 FS 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

iii.	Non-capital losses (not recognized)

The following table summarizes the Company's non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Net operating losses	$804.2	2018 - 2037
United States(a)	Net operating losses	42.8	2018 - 2037
Chile	Net operating losses	171.4	No expiry
Mauritania	Net operating losses	21.2	2018 - 2021
Other	Net operating losses	59.9	Various

(a) Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

KINROSS ANNUAL REPORT 2017 FS 52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

18.	SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

The Kupol segment includes the Kupol and Dvoinoye mines. These two mines have been aggregated into one reportable segment as they have integrated cost structures, due to the processing of Dvoinoye ore at the Kupol mill, and other shared infrastructure such as the purchasing function.

The Corporate and other segment includes corporate, Cerro Casale until its disposal on June 9, 2017, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold until its disposal on June 14, 2017) and non-mining and other operations. These have been aggregated into one reportable segment as they do not generate revenues for the Company.

Finance income, finance expense, other income (expense), and equity in earnings (losses) of associate and joint ventures are managed on a consolidated basis and are not allocated to operating segments.

KINROSS ANNUAL REPORT 2017 FS 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

i.	Operating segments

The following tables set forth operating results by reportable segment for the following periods:

										Non-operating
	Operating segments									segments (a)
		Round	Bald				Kettle River-			Corporate and
Years ended December 31, 2017:	Fort Knox	Mountain	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	other(b)	Total
Revenue
Metal sales	$481.1	552.2	331.5	447.0	52.0	726.9	96.3	298.4	317.6	-	$3,303.0
Cost of sales
Production cost of sales	239.9	302.5	168.9	310.2	19.9	300.9	36.8	178.2	200.1	-	1,757.4
Depreciation, depletion and amortization	86.6	107.4	83.5	127.0	4.6	184.2	0.6	78.6	138.6	8.3	819.4
Impairment, net of reversals	(88.6)	-	-	253.0	-	-	-	(142.9)	-	-	21.5
Total cost of sales	237.9	409.9	252.4	690.2	24.5	485.1	37.4	113.9	338.7	8.3	2,598.3
Gross profit (loss)	$243.2	142.3	79.1	(243.2)	27.5	241.8	58.9	184.5	(21.1)	(8.3)	$704.7
Other operating expense	9.5	-	1.1	20.1	6.1	(0.3)	10.9	60.0	(1.8)	24.0	129.6
Exploration and business development	9.0	2.6	9.5	-	0.1	17.1	4.6	5.7	8.2	49.2	106.0
General and administrative	-	-	-	-	-	-	-	-	-	132.6	132.6
Operating earnings (loss)	$224.7	139.7	68.5	(263.3)	21.3	225.0	43.4	118.8	(27.5)	(214.1)	$336.5
Other income (expense) - net											188.1
Equity in earnings (losses) of associate and joint ventures											(1.3)
Finance income											13.5
Finance expense											(117.8)
Earnings before tax											$419.0

										Non-operating
	Operating segments									segments (a)
		Round	Bald				Kettle River-			Corporate and
Years ended December 31, 2016:	Fort Knox	Mountain	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	other (b)	Total
Revenue
Metal sales	$510.8	477.1	139.6	599.6	219.4	919.2	139.8	208.0	258.5	-	$3,472.0
Cost of sales
Production cost of sales	302.2	292.0	131.7	346.4	145.2	324.3	73.0	179.3	189.7	-	1,983.8
Depreciation, depletion and amortization	88.7	94.7	38.6	142.7	34.4	236.8	1.3	96.4	109.9	11.5	855.0
Impairment, net of reversals	-	-	-	-	139.6	-	-	-	-	-	139.6
Total cost of sales	390.9	386.7	170.3	489.1	319.2	561.1	74.3	275.7	299.6	11.5	2,978.4
Gross profit (loss)	$119.9	90.4	(30.7)	110.5	(99.8)	358.1	65.5	(67.7)	(41.1)	(11.5)	$493.6
Other operating expense	1.0	-	2.0	74.3	50.8	(0.5)	(0.7)	46.3	8.0	28.1	209.3
Exploration and business development	8.9	4.6	4.7	-	-	13.3	2.2	5.9	8.9	45.8	94.3
General and administrative	-	-	-	-	-	-	-	-	-	143.7	143.7
Operating earnings (loss)	$110.0	85.8	(37.4)	36.2	(150.6)	345.3	64.0	(119.9)	(58.0)	(229.1)	$46.3
Other income (expense) - net											22.5
Equity in earnings (losses) of associate and joint venture											(1.2)
Finance income											7.5
Finance expense											(134.6)
Loss before tax											$(59.5)

KINROSS ANNUAL REPORT 2017 FS 54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

										Non-operating
	Operating segments									segments(a)
		Round	Bald				Kettle River-			Corporate and
	Fort Knox	Mountain	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	other (b)	Total
Property, plant and equipment at:
December 31, 2017	$354.1	286.2	422.2	1,383.1	39.5	474.7	1.3	1,296.0	332.6	297.5	$4,887.2

Total assets at:
December 31 2017	$559.1	460.2	612.2	1,646.5	171.3	1,164.5	9.2	1,580.3	516.4	1,437.5	$8,157.2

Capital expenditures for year ended December 31, 2017 (c)	$110.2	97.1	90.4	121.6	1.4	54.1	-	434.5	46.0	5.0	$960.3

										Non-operating
	Operating segments									segments(a)
		Round	Bald				Kettle River-			Corporate and
	Fort Knox	Mountain	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	other (b)	Total
Property, plant and equipment at:
December 31, 2016	$248.4	307.1	440.9	1,647.5	37.6	599.5	2.0	826.9	416.6	391.1	$4,917.6

Total assets at:
December 31, 2016	$457.7	430.8	598.9	1,880.4	145.3	1,417.0	15.9	1,122.8	581.5	1,329.0	$7,979.3

Capital expenditures for year ended December 31, 2016 (c)	$67.2	70.1	41.2	113.8	5.1	88.0	-	200.4	48.2	11.1	$645.1

(a)	Non-operating segments include development properties.
(b)	Corporate and other includes corporate, Cerro Casale until its disposal on June 9, 2017, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold until its disposal on June 14, 2017).
(c)	Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

ii.	Geographic segments

The following table shows metal sales and property, plant and equipment by geographic region:

	Metal sales		Property, plant and equipment
	Years ended December 31,		As at December 31,
	2017	2016	2017	2016
Geographic information (a)
United States	$1,461.1	$1,267.3	$1,067.4	$1,002.1
Russian Federation	726.9	919.2	482.3	630.8
Brazil	447.0	599.6	1,383.1	1,647.5
Chile	52.0	219.4	308.8	306.6
Mauritania	298.4	208.0	1,302.1	832.5
Ghana	317.6	258.5	343.5	427.9
Canada	-	-	-	70.2
Total	$3,303.0	$3,472.0	$4,887.2	$4,917.6

(a)	Geographic location is determined based on location of the mining assets.

KINROSS ANNUAL REPORT 2017 FS 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

iii.	Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

							Kettle
For the year ended		Round	Bald				River-
December 31, 2017:	Fort Knox	Mountain	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	Total
Customer
1	$-	-	-	-	-	694.5	-	-	-	694.5
2	54.4	60.2	64.8	48.8	6.8	16.4	16.9	146.9	116.3	531.5
3	6.4	19.0	16.4	157.9	11.6	-	-	31.7	99.1	342.1
										$1,568.1
% of total metal sales										47.5%

							Kettle
For the year ended		Round	Bald				River-
December 31, 2016:	Fort Knox	Mountain	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	Total
Customer
1	$101.8	75.9	22.0	130.1	41.8	20.5	66.6	80.2	72.5	$611.4
2	-	-	-	-	-	473.5	-	-	-	473.5
3	-	-	-	-	-	405.5	-	-	-	405.5
										$1,490.4
% of total metal sales										42.9%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

19.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $25.9 million, $12.5 million, $4.9 million, $2.9 million and $2.9 million for each year from 2018 to 2022, respectively, and $0.8 million thereafter.

Purchase commitments

At December 31, 2017, the Company had future commitments of approximately $192.7 million (December 31, 2016 – $108.9 million) for capital expenditures.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

KINROSS ANNUAL REPORT 2017 FS 56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In late 2013, Compania Minera Maricunga ("CMM") was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine's water pumping wells. CMM paid the fine, as required, and sought governmental approval of remedial action plans aimed at addressing the degradation. CMM's remedial action plans were not fully approved and only a subset of CMM's planned activities were allowed to be implemented. In May 2015, the Chile environmental enforcement authority ("the SMA") issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine's continuing water use poses an imminent risk to those wetlands. In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA's allegations, and, complied with various information requests from the SMA. On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA's May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometres downgradient from CMM's groundwater wells, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the "sanction proceedings"). The Maricunga mine relies solely on water from the Pantanillo area groundwater wells to support its operations. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to "temporarily" curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile's Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company's operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction"). The terms of the Amended Sanction effectively required CMM to cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine's government-approved plan. On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM's pumping is negatively impacting water levels 7 kilometres downgradient at the Valle Ancho wetland. On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal of the Amended Sanction. On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request. On August 7, 2017, the Environmental Tribunal upheld the SMA's Amended Sanction and curtailment orders on purely procedural grounds. No findings were made by the Tribunal on the issue of whether CMM's pumping caused damage to area wetlands, as alleged by the SMA. On September 27, 2017, CMM appealed the matter to the Supreme Court of Chile, which accepted the appeal on December 14, 2017. The timing of any substantive decision by the Supreme Court is uncertain.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel. Both lawsuits are based upon allegations that CMM's pumping from its Pantanillo area groundwater wells has caused damage to area wetlands. One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above). The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings. These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities. On June 20, 2016, CMM filed its defenses. Evidentiary hearings before the Environmental Tribunal occurred in 2016 and early 2017, and closing arguments occurred in December 2017. The timing of any substantive decision by the Environmental Tribunal is uncertain.

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District ("District") near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. In the third quarter of 2016, the Environmental Protection Agency (the "EPA") listed the District, including areas impacted by SGC's operations and closure activities, on the National Priorities List pursuant to the Comprehensive

KINROSS ANNUAL REPORT 2017 FS 57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Environmental Response, Compensation, and Liability Act ("CERCLA"). SGC has challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross. On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act ("RCRA"), and the Clean Water Act ("CWA") and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney's fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys' fees. The suits brought by New Mexico and the Navajo Nation have been consolidated. In the third quarter of 2017, the State of Utah filed a Complaint naming SGC, Kinross and others alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney's fees, and costs.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company's effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

KINROSS ANNUAL REPORT 2017 FS 58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

20.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2017 and 2016 other than compensation of key management personnel.

The Company received no dividends from Puren during the year ended December 31, 2017 (year ended December 31, 2016 - $nil).

Key management personnel

Compensation of key management personnel of the Company is as follows:

	Years ended December 31,
	2017	2016
Cash compensation - Salaries, short-term incentives, and other benefits	$9.1	$7.3
Long-term incentives, including share-based payments	8.7	9.3
Termination and post-retirement benefits	-	3.9
Total compensation paid to key management personnel	$17.8	$20.5

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

21.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the "guarantor subsidiaries"): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at December 31, 2017 and December 31, 2016 and the consolidating statements of operations, statements of comprehensive income (loss) and statements of cash flows for the years ended December 31, 2017 and 2016. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

KINROSS ANNUAL REPORT 2017 FS 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2017

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$267.6	$122.7	$-	$390.3	$635.5	$-	$1,025.8
Restricted cash	-	5.6	-	5.6	6.5	-	12.1
Accounts receivable and other assets	10.4	26.6	-	37.0	54.3	-	91.3
Intercompany receivables	518.6	1,297.9	(245.7)	1,570.8	4,256.8	(5,827.6)	-
Current income tax recoverable	-	17.1	-	17.1	26.8	-	43.9
Inventories	2.1	560.6	-	562.7	531.6	-	1,094.3
Unrealized fair value of derivative assets	23.0	(10.7)	-	12.3	4.7	-	17.0
	821.7	2,019.8	(245.7)	2,595.8	5,516.2	(5,827.6)	2,284.4
Non-current assets
Property, plant and equipment	27.6	2,478.9	-	2,506.5	2,380.7	-	4,887.2
Goodwill	-	158.8	-	158.8	3.9	-	162.7
Long-term investments	180.8	-	-	180.8	7.2	-	188.0
Investments in associate and joint ventures	-	5.5	-	5.5	18.2	-	23.7
Intercompany investments	3,535.2	3,269.1	(6,202.6)	601.7	14,693.0	(15,294.7)	-
Unrealized fair value of derivative assets	14.8	(12.3)	-	2.5	1.4	-	3.9
Other long-term assets	11.7	133.2	-	144.9	429.1	-	574.0
Long-term intercompany receivables	3,206.4	2,414.3	(1,819.9)	3,800.8	3,171.3	(6,972.1)	-
Deferred tax assets	-	0.1	-	0.1	33.2	-	33.3
Total assets	$7,798.2	$10,467.4	$(8,268.2)	$9,997.4	$26,254.2	$(28,094.4)	$8,157.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$88.5	$218.0	$-	$306.5	$176.1	$-	$482.6
Intercompany payables	184.4	643.0	(245.7)	581.7	5,245.9	(5,827.6)	-
Current income tax payable	-	19.5	-	19.5	15.6	-	35.1
Current portion of provisions	-	13.5	-	13.5	53.0	-	66.5
Current portion of unrealized fair value of derivative liabilities	-	1.1	-	1.1	-	-	1.1
	272.9	895.1	(245.7)	922.3	5,490.6	(5,827.6)	585.3
Non-current liabilities
Long-term debt	1,732.6	-	-	1,732.6	-	-	1,732.6
Provisions	9.8	367.5	-	377.3	453.2	-	830.5
Other long-term liabilities	-	67.6	-	67.6	66.4	-	134.0
Long-term intercompany payables	1,199.3	2,777.2	(1,819.9)	2,156.6	4,815.5	(6,972.1)	-
Deferred tax liabilities	-	157.4	-	157.4	98.2	-	255.6
Total liabilities	3,214.6	4,264.8	(2,065.6)	5,413.8	10,923.9	(12,799.7)	3,538.0

Equity
Common shareholders' equity
Common share capital	$14,902.5	$1,713.3	$(1,713.3)	$14,902.5	$18,702.5	$(18,702.5)	$14,902.5
Contributed surplus	240.7	3,464.9	(3,464.9)	240.7	6,271.9	(6,271.9)	240.7
Accumulated deficit	(10,580.7)	1,038.6	(1,038.6)	(10,580.7)	(9,660.3)	9,660.3	(10,580.7)
Accumulated other comprehensive income (loss)	21.1	(14.2)	14.2	21.1	(19.4)	19.4	21.1
Total common shareholders' equity	4,583.6	6,202.6	(6,202.6)	4,583.6	15,294.7	(15,294.7)	4,583.6
Non-controlling interest	-	-	-	-	35.6	-	35.6
Total equity	4,583.6	6,202.6	(6,202.6)	4,583.6	15,330.3	(15,294.7)	4,619.2

Total liabilities and equity	$7,798.2	$10,467.4	$(8,268.2)	$9,997.4	$26,254.2	$(28,094.4)	$8,157.2

KINROSS ANNUAL REPORT 2017 FS 60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2016

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$126.2	$145.6	$-	$271.8	$555.2	$-	$827.0
Restricted cash	-	4.6	-	4.6	7.0	-	11.6
Accounts receivable and other assets	6.4	42.3	-	48.7	78.6	-	127.3
Intercompany receivables	541.5	1,277.3	(175.5)	1,643.3	4,384.9	(6,028.2)	-
Current income tax recoverable	-	12.0	-	12.0	99.9	-	111.9
Inventories	5.7	440.3	-	446.0	540.8	-	986.8
Unrealized fair value of derivative assets	12.6	(1.6)	-	11.0	5.1	-	16.1
	692.4	1,920.5	(175.5)	2,437.4	5,671.5	(6,028.2)	2,080.7
Non-current assets
Property, plant and equipment	26.8	2,677.2	-	2,704.0	2,213.6	-	4,917.6
Goodwill	-	158.8	-	158.8	3.9	-	162.7
Long-term investments	141.5	-	-	141.5	1.4	-	142.9
Investments in associate and joint ventures	-	5.5	-	5.5	158.1	-	163.6
Intercompany investments	3,150.2	1,699.7	(4,360.2)	489.7	11,787.5	(12,277.2)	-
Unrealized fair value of derivative assets	19.0	(14.7)	-	4.3	1.7	-	6.0
Other long-term assets	8.6	121.6	-	130.2	281.1	-	411.3
Long-term intercompany receivables	3,250.6	2,084.3	(1,758.8)	3,576.1	3,396.9	(6,973.0)	-
Deferred tax assets	-	0.7	-	0.7	93.8	-	94.5
Total assets	$7,289.1	$8,653.6	$(6,294.5)	$9,648.2	$23,609.5	$(25,278.4)	$7,979.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$72.9	$207.0	$-	$279.9	$184.9	$-	$464.8
Intercompany payables	120.1	601.0	(175.5)	545.6	5,482.6	(6,028.2)	-
Current income tax payable	-	10.9	-	10.9	61.7	-	72.6
Current portion of provisions	-	13.2	-	13.2	80.0	-	93.2
Current portion of unrealized fair value of derivative liabilities	7.1	-	-	7.1	-	-	7.1
	200.1	832.1	(175.5)	856.7	5,809.2	(6,028.2)	637.7
Non-current liabilities
Long-term debt	1,733.2	-	-	1,733.2	-	-	1,733.2
Provisions	11.1	367.4	-	378.5	482.7	-	861.2
Other long-term liabilities	-	85.0	-	85.0	87.2	-	172.2
Long-term intercompany payables	1,199.2	2,779.0	(1,758.8)	2,219.4	4,753.6	(6,973.0)	-
Deferred tax liabilities	-	229.9	-	229.9	160.8	-	390.7
Total liabilities	3,143.6	4,293.4	(1,934.3)	5,502.7	11,293.5	(13,001.2)	3,795.0

Equity
Common shareholders' equity
Common share capital	$14,894.2	$1,713.3	$(1,713.3)	$14,894.2	$18,053.2	$(18,053.2)	$14,894.2
Contributed surplus	238.3	2,396.0	(2,396.0)	238.3	4,402.0	(4,402.0)	238.3
Accumulated deficit	(11,026.1)	243.5	(243.5)	(11,026.1)	(10,157.4)	10,157.4	(11,026.1)
Accumulated other comprehensive income (loss)	39.1	7.4	(7.4)	39.1	(20.6)	20.6	39.1
Total common shareholders' equity	4,145.5	4,360.2	(4,360.2)	4,145.5	12,277.2	(12,277.2)	4,145.5
Non-controlling interest	-	-	-	-	38.8	-	38.8
Total equity	4,145.5	4,360.2	(4,360.2)	4,145.5	12,316.0	(12,277.2)	4,184.3

Total liabilities and equity	$7,289.1	$8,653.6	$(6,294.5)	$9,648.2	$23,609.5	$(25,278.4)	$7,979.3

KINROSS ANNUAL REPORT 2017 FS 61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Consolidating statement of operations for the year ended December 31, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,945.9	$1,781.1	$(1,771.4)	$1,955.6	$1,347.4	$-	$3,303.0

Cost of sales
Production cost of sales	1,918.8	1,019.9	(1,772.0)	1,166.7	590.7	-	1,757.4
Depreciation, depletion and amortization	4.9	404.0	0.6	409.5	409.9	-	819.4
Impairment, net of reversals	-	164.4	-	164.4	(142.9)	-	21.5
Total cost of sales	1,923.7	1,588.3	(1,771.4)	1,740.6	857.7	-	2,598.3
Gross profit	22.2	192.8	-	215.0	489.7	-	704.7
Other operating expense	3.4	30.7	-	34.1	95.5	-	129.6
Exploration and business development	21.8	22.1	-	43.9	62.1	-	106.0
General and administrative	75.1	4.7	-	79.8	52.8	-	132.6
Operating earnings (loss)	(78.1)	135.3	-	57.2	279.3	-	336.5
Other income (expense) - net	(127.9)	(22.3)	-	(150.2)	654.4	(316.1)	188.1
Equity in earnings (losses) of associate, joint ventures and intercompany investments	679.4	232.9	(392.5)	519.8	(0.6)	(520.5)	(1.3)
Finance income	50.6	27.1	(1.9)	75.8	79.5	(141.8)	13.5
Finance expense	(80.1)	(45.9)	1.9	(124.1)	(135.5)	141.8	(117.8)
Earnings (loss) before tax	443.9	327.1	(392.5)	378.5	877.1	(836.6)	419.0
Income tax recovery (expense) - net	1.5	65.4	-	66.9	(43.7)	-	23.2
Net earnings (loss)	$445.4	$392.5	$(392.5)	$445.4	$833.4	$(836.6)	$442.2
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(3.2)	$-	$(3.2)
Common shareholders	$445.4	$392.5	$(392.5)	$445.4	$836.6	$(836.6)	$445.4

KINROSS ANNUAL REPORT 2017 FS 62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Consolidating statement of operations for the year ended December 31, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Revenue
Metal sales	$2,036.4	$1,699.8	$(1,653.3)	$2,082.9	$1,389.1	$-	$3,472.0

Cost of sales
Production cost of sales	1,999.1	1,075.4	(1,652.7)	1,421.8	562.0	-	1,983.8
Depreciation, depletion and amortization	8.2	365.4	(0.6)	373.0	482.0	-	855.0
Impairment, net of reversals	-	-	-	-	139.6	-	139.6
Total cost of sales	2,007.3	1,440.8	(1,653.3)	1,794.8	1,183.6	-	2,978.4
Gross profit	29.1	259.0	-	288.1	205.5	-	493.6
Other operating expense	7.5	77.3	-	84.8	124.5	-	209.3
Exploration and business development	20.9	18.5	-	39.4	54.9	-	94.3
General and administrative	93.0	4.0	-	97.0	46.7	-	143.7
Operating earnings (loss)	(92.3)	159.2	-	66.9	(20.6)	-	46.3
Other income (expense) - net	94.6	3.6	-	98.2	234.2	(309.9)	22.5
Equity in earnings (losses) of associate, joint ventures and intercompany investments	(44.4)	36.6	(172.7)	(180.5)	(0.8)	180.1	(1.2)
Finance income	25.8	16.0	(5.7)	36.1	74.2	(102.8)	7.5
Finance expense	(89.1)	(47.5)	5.7	(130.9)	(106.5)	102.8	(134.6)
Earnings (loss) before tax	(105.4)	167.9	(172.7)	(110.2)	180.5	(129.8)	(59.5)
Income tax recovery (expense) - net	1.4	4.8	-	6.2	(55.8)	-	(49.6)
Net earnings (loss)	$(104.0)	$172.7	$(172.7)	$(104.0)	$124.7	$(129.8)	$(109.1)
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(5.1)	$-	$(5.1)
Common shareholders	$(104.0)	$172.7	$(172.7)	$(104.0)	$129.8	$(129.8)	$(104.0)

KINROSS ANNUAL REPORT 2017 FS 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the year ended December 31, 2017

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated

Net earnings (loss)	$445.4	392.5	(392.5)	445.4	833.4	(836.6)	442.2

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)	(15.4)	-	-	(15.4)	1.8	-	(13.6)
Accumulated other comprehensive loss related to investments sold (b)	(3.1)	-	-	(3.1)	-	-	(3.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	6.8	5.1	-	11.9	-	-	11.9
Accumulated other comprehensive income (loss) related to derivatives settled (d)	(2.6)	(10.6)	-	(13.2)	-	-	(13.2)
	(14.3)	(5.5)	-	(19.8)	1.8	-	(18.0)
Equity in other comprehensive income (loss) of intercompany investments	(3.7)	-	5.5	1.8	-	(1.8)
Total comprehensive income (loss)	$427.4	$387.0	$(387.0)	$427.4	$835.2	$(838.4)	$424.2

Attributable to non-controlling interest	$-	$-	$-	$-	$(3.2)	$-	$(3.2)
Attributable to common shareholders	$427.4	$387.0	$(387.0)	$427.4	$838.4	$(838.4)	$427.4

(a) Net of tax of	$-	$-	$-	$-	$0.3	$-	$0.3
(b) Net of tax of	$-	$-	$-	-	$-	$-	$-
(c) Net of tax of	$2.5	$2.3	$-	$4.8	$-	$-	$4.8
(d) Net of tax of	$(1.0)	$(4.9)	$-	$(5.9)	$-	$-	$(5.9)

KINROSS ANNUAL REPORT 2017 FS 64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the year ended December 31, 2016

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated

Net earnings (loss)	$(104.0)	172.7	(172.7)	(104.0)	124.7	(129.8)	(109.1)

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)	49.8	-	-	49.8	1.0	-	50.8
Accumulated other comprehensive loss related to investments sold (b)	(8.5)	-	-	(8.5)	-	-	(8.5)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	7.4	20.4	-	27.8	1.4	-	29.2
Accumulated other comprehensive income (loss) related to derivatives settled (d)	0.5	(2.7)	-	(2.2)	1.1	-	(1.1)
	49.2	17.7	-	66.9	3.5	-	70.4
Equity in other comprehensive income (loss) of intercompany investments	21.2	-	(17.7)	3.5	-	(3.5)	-
Total comprehensive income (loss)	$(33.6)	$190.4	$(190.4)	$(33.6)	$128.2	$(133.3)	$(38.7)

Attributable to non-controlling interest	$-	$-	$-	-	$(5.1)	-	$(5.1)
Attributable to common shareholders	$(33.6)	$190.4	$(190.4)	$(33.6)	$133.3	$(133.3)	$(33.6)

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$1.3	$8.9	$-	$10.2	$0.4	$-	$10.6
(d) Net of tax of	$0.2	$(1.7)	$-	$(1.5)	$0.4	$-	$(1.1)

KINROSS ANNUAL REPORT 2017 FS 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the year ended December 31, 2017

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$445.4	$392.5	$(392.5)	$445.4	$833.4	$(836.6)	$442.2
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	4.9	404.0	0.6	409.5	409.9	-	819.4
Loss (gain) on disposition of associate and other interests - net	5.4	-	-	5.4	(60.6)	-	(55.2)
Impairment, net of reversals	-	164.4	-	164.4	(239.9)	-	(75.5)
Equity in losses (earnings) of associate, joint ventures and intercompany investments	(679.4)	(232.9)	392.5	(519.8)	0.6	520.5	1.3
Share-based compensation expense	13.6	-	-	13.6	-	-	13.6
Finance expense	80.1	45.9	(1.9)	124.1	135.5	(141.8)	117.8
Deferred tax expense (recovery)	(1.5)	(69.3)	-	(70.8)	(5.6)	-	(76.4)
Foreign exchange losses (gains) and other	132.8	(1.3)	-	131.5	(163.4)	-	(31.9)
Reclamation expense	-	-	-	-	11.4	-	11.4
Changes in operating assets and liabilities:
Accounts receivable and other assets	(1.7)	3.0	-	1.3	107.3	-	108.6
Inventories	3.5	(69.1)	(0.6)	(66.2)	(20.5)	-	(86.7)
Accounts payable and accrued liabilities	(4.9)	23.0	-	18.1	(66.6)	-	(48.5)
Cash flow provided from (used in) operating activities	(1.8)	660.2	(1.9)	656.5	941.5	(457.9)	1,140.1
Income taxes paid	-	(10.9)	-	(10.9)	(177.6)	-	(188.5)
Net cash flow provided from (used in) operating activities	(1.8)	649.3	(1.9)	645.6	763.9	(457.9)	951.6
Investing:
Additions to property, plant and equipment	(5.7)	(410.8)	-	(416.5)	(481.1)	-	(897.6)
Business acquisition	-	-	-	-	-	-	-
Net additions to long-term investments and other assets	(26.2)	(24.2)	-	(50.4)	(23.4)	-	(73.8)
Net proceeds from the sale of property, plant and equipment	-	1.8	-	1.8	6.7	-	8.5
Net proceeds from disposition of associate and other interests	7.5	-	-	7.5	262.1	-	269.6
Decrease (increase) in restricted cash	-	(0.9)	-	(0.9)	0.4	-	(0.5)
Interest received and other	1.5	1.9	-	3.4	3.2	-	6.6
Net cash flow used in investing activities	(22.9)	(432.2)	-	(455.1)	(232.1)	-	(687.2)
Financing:
Issuance of common shares on exercise of options	0.8	-	-	0.8	-	-	0.8
Net proceeds from issuance of equity	-	-	-	-	-	-	-
Net proceeds from issuance of debt	494.7	-	-	494.7	-	-	494.7
Repayment of debt	(500.0)	-	-	(500.0)	-	-	(500.0)
Interest paid	(62.9)	-	-	(62.9)	-	-	(62.9)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	(316.1)	316.1	-
Intercompany advances	235.1	(240.0)	1.9	(3.0)	(138.8)	141.8	-
Other	(1.6)	-	-	(1.6)	-	-	(1.6)
Net cash flow provided from (used in) financing activities	166.1	(240.0)	1.9	(72.0)	(454.9)	457.9	(69.0)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	3.4	-	3.4
Increase (decrease) in cash and cash equivalents	141.4	(22.9)	0.0	118.5	80.3	-	198.8
Cash and cash equivalents, beginning of period	126.2	145.6	-	271.8	555.2	-	827.0
Cash and cash equivalents, end of period	$267.6	$122.7	$0.0	$390.3	$635.5	$-	$1,025.8

KINROSS ANNUAL REPORT 2017 FS 66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the year ended December 31, 2016

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(104.0)	$172.7	$(172.7)	$(104.0)	$124.7	$(129.8)	$(109.1)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	8.2	365.4	(0.6)	373.0	482.0	-	855.0
Loss (gain) on disposition of associate and other interests - net	-	-	-	-	-	-	-
Impairment, net of reversals	-	-	-	-	139.6	-	139.6
Equity in losses (earnings) of associate, joint ventures and intercompany investments	44.4	(36.6)	172.7	180.5	0.8	(180.1)	1.2
Share-based compensation expense	13.5	-	-	13.5	-	-	13.5
Finance expense	89.1	47.5	(5.7)	130.9	106.5	(102.8)	134.6
Deferred tax expense (recovery)	(1.5)	(57.5)	-	(59.0)	(90.7)	-	(149.7)
Foreign exchange losses (gains) and other	(67.3)	70.2	-	2.9	11.5	-	14.4
Reclamation expense	-	-	-	-	27.2	-	27.2
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.3)	(23.3)	-	(25.6)	4.4	-	(21.2)
Inventories	(4.1)	(22.6)	0.6	(26.1)	105.6	-	79.5
Accounts payable and accrued liabilities	0.5	112.3	-	112.8	127.1	-	239.9
Cash flow provided from (used in) operating activities	(23.5)	628.1	(5.7)	598.9	1,038.7	(412.7)	1,224.9
Income taxes paid		(20.5)		(20.5)	(105.2)	-	(125.7)
Net cash flow provided from (used in) operating activities	(23.5)	607.6	(5.7)	578.4	933.5	(412.7)	1,099.2
Investing:
Additions to property, plant and equipment	(5.5)	(291.2)	-	(296.7)	(337.1)	-	(633.8)
Business acquisition	-	(588.0)	-	(588.0)	-	-	(588.0)
Net additions to long-term investments and other assets	(8.7)	(28.5)	-	(37.2)	(22.6)	-	(59.8)
Net proceeds from the sale of property, plant and equipment	-	0.6	-	0.6	-	-	-
Net proceeds from disposition of associate and other interests	-	-	-	-	-	-	-
Decrease (increase) in restricted cash	-	(1.6)	-	(1.6)	0.5	-	(1.1)
Interest received and other	0.7	1.2	-	1.9	1.6	-	3.5
Net cash flow used in investing activities	(13.5)	(907.5)	-	(921.0)	(349.1)	-	(1,270.1)
Financing:
Issuance of common shares on exercise of options	2.8	-	-	2.8	-	-	2.8
Proceeds from issuance of equity	275.7	-	-	275.7	-	-	275.7
Proceeds from issuance of debt	175.0	-	-	175.0	-	-	175.0
Repayment of debt	(425.0)	-	-	(425.0)	-	-	(425.0)
Interest paid	(73.5)	-	-	(73.5)	-	-	(73.5)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	(309.9)	309.9	-
Intercompany advances	97.7	318.5	5.7	421.9	(524.7)	102.8	-
Other	(3.3)	-	-	(3.3)	-	-	(3.3)
Net cash flow provided from (used in) financing activities	49.4	318.5	5.7	373.6	(834.6)	412.7	(48.3)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	2.3	-	2.3
Increase (decrease) in cash and cash equivalents	12.4	18.6	-	31.0	(247.9)	-	(216.9)
Cash and cash equivalents, beginning of period	113.8	127.0	-	240.8	803.1	-	1,043.9
Cash and cash equivalents, end of period	$126.2	$145.6	$-	$271.8	$555.2	$-	$827.0

KINROSS ANNUAL REPORT 2017 FS 67

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT PROVEN AND PROBABLE MINERAL RESERVES Gold Proven and Probable Mineral Reserves (1, 3, 4, 5, 6, 8) Kinross Gold Corporation’s Share at December 31, 2017 Proven Probable Proven and Probable Kinross Interest Tonnes Grade Ounces Tonnes Grade Ounces Tonnes Grade Ounces Property Location (%) (kt) (g/t) (koz) (kt) (g/t) (koz) (kt) (g/t) (koz) NORTH AMERICA Bald Mountain USA 100.0% 6,490 0.7 143 88,726 0.5 1,555 95,216 0.6 1,698 Fort Knox Area USA 100.0% 23,671 0.5 357 65,187 0.4 888 88,858 0.4 1,245 Round Mountain Area USA 100.0% 49,266 0.5 853 75,116 0.8 2,031 124,382 0.7 2,884 Subtotal 79,427 0.5 1,353 229,029 0.6 4,474 308,456 0.6 5,827 SOUTH AMERICA La Coipa 8 Chile 100.0% 59 1.6 3 15,603 1.7 841 15,662 1.7 844 Paracatu Brazil 100.0% 511,127 0.4 6,805 131,194 0.5 2,019 642,321 0.4 8,824 Subtotal 511,186 0.4 6,808 146,797 0.6 2,860 657,983 0.5 9,668 AFRICA Chirano Ghana 90.0% 3,639 1.0 122 4,662 3.0 445 8,301 2.1 567 Tasiast Mauritania 100.0% 30,535 1.2 1,191 94,254 2.2 6,670 124,789 2.0 7,861 Subtotal 34,174 1.2 1,313 98,916 2.2 7,115 133,090 2.0 8,428 RUSSIA Dvoinoye Russia 100.0% 1,287 5.2 216 1,296 8.6 360 2,583 6.9 576 Kupol Russia 100.0% 770 6.2 155 4,808 8.3 1,280 5,578 8.0 1,435 Subtotal 2,057 5.6 371 6,104 8.4 1,640 8,161 7.7 2,011 Total Gold 626,844 0.5 9,845 480,846 1.0 16,089 1,107,690 0.7 25,934 Silver Proven and Probable Mineral Reserves (1, 3, 4, 5, 6, 8) Kinross Gold Corporation’s Share at December 31, 2017 Proven Probable Proven and Probable Kinross Interest Tonnes Grade Ounces Tonnes Grade Ounces Tonnes Grade Ounces Property Location (%) (kt) (g/t) (koz) (kt) (g/t) (koz) (kt) (g/t) (koz) NORTH AMERICA Round Mountain Area USA 100.0% 3,652 6.1 713 3,641 5.6 658 7,293 5.8 1,371 Subtotal 3,652 6.1 713 3,641 5.6 658 7,293 5.8 1,371 SOUTH AMERICA La Coipa 8 Chile 100.0% 59 152.9 291 15,603 67.6 33,897 15,662 67.9 34,188 Subtotal 59 152.9 291 15,603 67.6 33,897 15,662 67.9 34,188 RUSSIA Dvoinoye Russia 100.0% 1,287 9.7 402 1,296 13.1 544 2,583 11.4 946 Kupol Russia 100.0% 770 81.8 2,025 4,808 91.1 14,086 5,578 89.8 16,111 Subtotal 2,057 36.7 2,427 6,104 74.6 14,630 8,161 65.0 17,057 Total Silver 5,768 18.5 3,431 25,348 60.4 49,185 31,116 52.6 52,616 68 KINROSS ANNUAL REPORT 2017

MEASURED AND INDICATED MINERAL RESOURCES Gold Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (2, 3, 4, 5, 6, 7, 8) Kinross Gold Corporation’s Share at December 31, 2017 Measured Indicated Measured and Indicated Kinross Interest Tonnes Grade Ounces Tonnes Grade Ounces Tonnes Grade Ounces Property Location (%) (kt) (g/t) (koz) (kt) (g/t) (koz) (kt) (g/t) (koz) NORTH AMERICA Bald Mountain USA 100.0% 21,853 0.7 465 158,485 0.6 2,884 180,338 0.6 3,349 Fort Knox Area USA 100.0% 24,606 0.4 320 213,425 0.4 2,909 238,031 0.4 3,229 Round Mountain Area USA 100.0% 2,378 0.4 30 102,683 0.7 2,363 105,061 0.7 2,393 Subtotal 48,837 0.5 815 474,593 0.5 8,156 523,430 0.5 8,971 SOUTH AMERICA La Coipa 8 Chile 100.0% 5,305 1.8 304 9,849 1.9 599 15,154 1.9 903 Lobo Marte Chile 100.0% 96,646 1.1 3,525 88,720 1.2 3,489 185,366 1.2 7,014 Maricunga Chile 100.0% 35,908 0.8 937 209,097 0.7 4,492 245,005 0.7 5,429 Paracatu Brazil 100.0% 164,286 0.3 1,530 158,541 0.3 1,719 322,827 0.3 3,249 Subtotal 302,145 0.6 6,296 466,207 0.7 10,299 768,352 0.7 16,595 AFRICA Chirano Ghana 90.0% 3,075 1.7 166 7,900 2.3 580 10,975 2.1 746 Tasiast Mauritania 100.0% 4,936 0.7 113 69,655 1.3 2,846 74,591 1.2 2,959 Subtotal 8,011 1.1 279 77,555 1.4 3,426 85,566 1.3 3,705 RUSSIA Dvoinoye Russia 100.0% – – – 28 6.2 6 28 6.2 6 Kupol Russia 100.0% 75 8.9 21 826 11.2 296 901 11.0 317 Subtotal 75 8.9 21 854 11.0 302 929 10.8 323 Total Gold 359,068 0.6 7,411 1,019,209 0.7 22,183 1,378,277 0.7 29,594 Silver Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (2, 3, 4, 5, 6, 7, 8) Kinross Gold Corporation’s Share at December 31, 2017 Measured Indicated Measured and Indicated Kinross Interest Tonnes Grade Ounces Tonnes Grade Ounces Tonnes Grade Ounces Property Location (%) (kt) (g/t) (koz) (kt) (g/t) (koz) (kt) (g/t) (koz) NORTH AMERICA Round Mountain Area USA 100.0% 2,378 8.7 667 5,309 6.8 1,160 7,687 7.4 1,827 Subtotal 2,378 8.7 667 5,309 6.8 1,160 7,687 7.4 1,827 SOUTH AMERICA La Coipa 8 Chile 100.0% 5,305 37.1 6,330 9,849 74.0 23,445 15,154 61.1 29,775 Subtotal 5,305 37.1 6,330 9,849 74.0 23,445 15,154 61.1 29,775 RUSSIA Dvoinoye Russia 100.0% – – – 28 6.0 5 28 6.0 5 Kupol Russia 100.0% 75 126.4 303 826 135.5 3,598 901 134.8 3,901 Subtotal 75 126.4 303 854 131.3 3,603 929 130.9 3,906 Total Silver 7,758 29.3 7,300 16,012 54.8 28,208 23,770 46.5 35,508 KINROSS ANNUAL REPORT 2017 69

INFERRED MINERAL RESOURCES Gold Inferred Mineral Resources (2, 3, 4, 5, 6, 7, 8) Kinross Gold Corporation’s Share at December 31, 2017 Inferred Kinross Interest Tonnes Grade Ounces Property Location (%) (kt) (g/t) (koz) NORTH AMERICA Bald Mountain USA 100.0% 43,305 0.4 597 Fort Knox Area USA 100.0% 56,458 0.4 689 Round Mountain Area USA 100.0% 89,078 0.7 2,115 Subtotal 188,841 0.6 3,401 SOUTH AMERICA La Coipa 8 Chile 100.0% 2,121 1.5 101 Lobo Marte Chile 100.0% 2,003 1.1 69 Maricunga Chile 100.0% 53,133 0.6 1,044 Paracatu Brazil 100.0% 31,033 0.2 227 Subtotal 88,290 0.5 1,441 AFRICA Chirano Ghana 90.0% 1,590 3.0 152 Tasiast Mauritania 100.0% 41,771 0.9 1,237 Subtotal 43,361 1.0 1,389 RUSSIA Dvoinoye Russia 100.0% 14 11.8 5 Kupol Russia 100.0% 489 9.3 146 Subtotal 503 9.4 151 Total Gold 320,995 0.6 6,382 Silver Inferred Mineral Resources (2, 3, 4, 5, 6, 7, 8) Kinross Gold Corporation’s Share at December 31, 2017 Inferred Kinross Interest Tonnes Grade Ounces Property Location (%) (kt) (g/t) (koz) NORTH AMERICA Round Mountain Area USA 100.0% 960 1.7 54 Subtotal 960 1.7 54 SOUTH AMERICA La Coipa 8 Chile 100.0% 2,121 45.2 3,081 Subtotal 2,121 45.2 3,081 RUSSIA Dvoinoye Russia 100.0% 14 10.7 5 Kupol Russia 100.0% 489 131.2 2,062 Subtotal 503 127.8 2,067 Total Silver 3,584 45.1 5,202 70 KINROSS ANNUAL REPORT 2017

Mineral Reserve and Mineral Resource Statement Notes (1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce and a silver price of $US 17.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units and are estimated based on the following foreign exchange rates: Russian Rouble to $US 60 Chilean Peso to $US 650 Brazilian Real to $US 3.25 Ghanaian Cedi to $US 4.00 Mauritanian Ouguiya to $US 330 (2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce and a silver price of $US 20.00 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves. (3) The Company’s mineral reserve and mineral resource estimates as at December 31, 2017 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained. (4) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. The CIM Definition Standards differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7. (5) The Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101. (6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed. (7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration. (8) Includes mineral resources from the Puren deposit in which the Company holds a 65% interest. Mineral resources for the Phase 7 project are reported at 100% ownership. Kinross currently holds a 50% interest in the Phase 7 project but has entered into an agreement whereby it has agreed to purchase the other 50% that it does not currently own. KINROSS ANNUAL REPORT 2017 71

MINERAL RESERVE AND MINERAL RESOURCE DEFINITIONS A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study. A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. 72 KINROSS ANNUAL REPORT 2017

SUMMARIZED FIVE-YEAR REVIEW (5, 6) (in millions, except per share amounts) 2017 2016 2015 2014 2013 Operating results from continuing operations Production (attributable) (Au eq. oz.) 2,673,533 2,789,150 2,594,652 2,710,390 2,631,092 Revenue $3,303.0 $3,472.0 $3,052.2 $3,466.3 $3,779.5 Production cost of sales (per Au eq. oz.) $669 $712 $696 $720 $743 Net earnings (loss) attributable to common shareholders $445.4 $(104.0) $(984.5) $(1,400.0) $(3,012.6) Net cash flow provided from operating activities $951.6 $1,099.2 $831.6 $858.1 $796.6 Capital expenditures $897.6 $633.8 $610.0 $631.8 $1,262.4 Financial position Cash, cash equivalents and short-term investments $1,025.8 $827.0 $1,043.9 $983.5 $734.5 Working capital $1,699.1 $1,443.0 $1,590.3 $1,982.7 $1,692.9 Total assets $8,157.2 $7,979.3 $7,735.4 $8,951.4 $10,286.7 Long-term debt (including current portion) $1,732.6 $1,733.2 $1,981.4 $2,058.1 $2,119.6 Common shareholders’ equity $4,583.6 $4,145.5 $3,889.3 $4,843.0 $6,014.0 Per share data Net earnings (loss) attributable to common shareholders – basic $0.36 $(0.08) $(0.86) $(1.22) $(2.64) Market Average realized gold price per ounce $1,260.0 $1,249.0 $1,159.0 $1,263.0 $1,402.0 2017 KINROSS SHARE TRADING DATA High Low TSX (Cdn dollars) First quarter $5.55 $4.20 Second quarter $6.30 $4.56 Third quarter $5.96 $4.81 Fourth quarter $5.70 $4.85 NYSE (U.S. dollars) First quarter $4.23 $3.13 Second quarter $4.66 $3.35 Third quarter $4.91 $3.73 Fourth quarter $4.52 $3.78 KINROSS ANNUAL REPORT 2017 73

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements contained in this Annual Report include, but are not limited to, those under the headings (or headings that include): “CEO Letter to Shareholders”, 2017 Achievements”, “Our History” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; and resolution of pending litigation. The words “advance”, “anticipate”, “assumption”, “believe”, “estimates”, ‘‘expects’’, “forecast”, “focus”, “forward”, “guidance”, “initiative”, “measures”, “on budget”, “outlook”, “opportunity”, “plan”, “potential”, “progress”, “project”, “projection”, “well positioned”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Annual Report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently Annual Information Form and our Management’s Discussion and Analysis (MD&A) as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase Two expansion and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment and exploration licence conversions at Tasiast; and land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws, energy levies laws, and dam safety regulation in Ghana, potential amendments to customs and mining laws (including, but not limited, amendments to the VAT) and regulations relating to work permits in Mauritania, the potential passing of Environmental Protection Agency regulations in the U.S. relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including, but not limited to, ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; (12) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current 74 KINROSS ANNUAL REPORT 2017 expectations; and (13) access to capital markets including, but not limited to, maintaining a debt rating consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including, but not limited to, the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including, but not limited to, income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licences and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of Kinross, including but not limited to, resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2017 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. KINROSS ANNUAL REPORT 2017 75

Key Sensitivities Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars. A 10% change in foreign currency exchange rates would be expected to result in an approximate $17 impact on production cost of sales per ounce.7 Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $19 impact on Russian production cost of sales per ounce. Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $38 impact on Brazilian production cost of sales per ounce. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce. A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties. Other information Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this Annual Report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about the Company’s mineral properties contained in this Annual Report has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101. ENDNOTES 1 These figures are non-GAAP financial measures and are defined and reconciled in Section 11, Supplemental Information of Management’s Discussion and Analysis. 2 Unless otherwise stated, production figures in this Annual Report are based on Kinross’ 90% share of Chirano production. 3 Kinross’ guidance and outlook for 2018 represents forward-looking information and users are cautioned that actual results may vary. Forecasts for production, production cost of sales, all-in sustaining costs and capital expenditures are + or – 5%. Please refer to the Cautionary Statement on page 74, as well as the Company’s News Release dated February 14, 2018, available on our website at Kinross.com. 4 See Mineral Reserve and Mineral Resource Statement in this 2017 Annual Report, page 68, and news release dated February 14, 2018 titled “Kinross provides update on organic development projects and full-year 2017 exploration results”. 5 Reported net earnings includes a non-cash impairment charge, net of reversals, of $21.5 million in 2017 (2016: $139.6 million; 2015: $699.0 million). 6 On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte (FDN). As a result, FDN was classified as a discontinued operation. On December 17, 2014, the Company sold its interest in FDN. The comparative results exclude FDN. 7 Refers to all currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure. 8 Average realized gold price is a non-GAAP financial measure and is defined in Section 11, Supplemental Information of Management’s Discussion and Analysis. 76 KINROSS ANNUAL REPORT 2017

Corporate Information Corporate Information Transfer Agent and Registrar Computershare Investor Services Inc. Toronto, Ontario, Canada Toll-free: 1-800-564-6253 Proxy Solicitation Agent Kingsdale Advisors Toronto, Ontario, Canada Annual Shareholders Meeting Wednesday, May 9th, 2018 at 10:00 a.m. EDT at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada Trading Data TSX K – common NYSE KGC – common Legal Counsel Osler, Hoskin & Harcourt LLP Toronto, Ontario, Canada Sullivan & Cromwell LLP New York, New York, United States Auditors KPMG LLP Toronto, Ontario, Canada Contact Information General Kinross Gold Corporation 25 York Street, 17th Floor Toronto, Ontario, Canada M5J 2V5 Website: Kinross.com Telephone: 416-365-5123 Toll-freee: 1-866-561-3636 Facsimile: 416-363-6622 Email: info@kinross.com Investor Relations Tom Elliott, Senior Vice-President, Investor Relations and Corporate Development Telephone: 416-365-3390 Email: tom.elliott@kinross.com Media Relations Louie Diaz, Director, Corporate Communications Telephone: 416-369-6469 Email: louie.diaz@kinross.com Corporate Responsibility Ed Opitz, Vice-President, Safety and Sustainabillity Telephone: 416-369-6476 Email: ed.opitz@kinross.com Shareholder Inquiries Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario, Canada, M5J 2Y1 Toll-free: 1-800-564-6253 Toll-free facsimile: 1-888-453-0330 Publications To obtain copies of Kinross’ publications, please visit our corporate website at Kinross.com, or contact us by email at info@kinross.com or call 1-866-561-3636. Corporate Responsibility Report Kinross publishes its corporate responsibility performance data annually and a comprehensive Global Reporting Initiative Report every two years. In 2018, we will publish our 2017 Corporate Responsibility Report online at 2017corporateresponsibilityreport. kinross.com. designed and produced by: www.smithandassoc.com Please recycle.

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KINROSS GOLD CORPORATION 25 York Street, 17th Floor Toronto, Ontario M5J 2V5 Canada